Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191169

PROSPECTUS

Up to 1,000,000 Depositary Shares Each Representing a 1/40th Interest in a

6.50% Noncumulative Redeemable Convertible Perpetual Preferred Share, Series B

We are offering up to 1,000,000 depositary shares, each representing a 1/40th ownership interest in a 6.50% Noncumulative Redeemable Convertible Perpetual Preferred Share, Series B, of First Citizens Banc Corp with a liquidation preference of $1,000 per share (equivalent to $25.00 per depositary share) (the “Series B Preferred Shares”). We are offering the depositary shares for sale to the public in the following descending order of priority: our existing shareholders, our customers and members of the communities we serve, and, to the extent that depositary shares remain available for purchase, in a syndicated offering managed by Keefe, Bruyette & Woods, Inc. See “Plan of Distribution—Offering Priorities.”

We must sell a minimum of 800,000 depositary shares to complete the offering. The minimum number of depositary shares you may purchase in the offering is 40 depositary shares. The maximum number of depositary shares that you may purchase in the offering is the lesser of (i) 160,000 depositary shares or (ii) the number of depositary shares, assuming conversion of such depositary shares into our common shares, whereby your total beneficial ownership of our common shares (including any common shares currently owned) would not exceed 5% of our outstanding common shares after the offering. The filling of all subscriptions that we receive will depend on the availability of depositary shares after satisfaction of all subscriptions of all persons having a higher priority in the offering and to the minimum, maximum and overall purchase limitations.

The offering is expected to expire at 12:00 noon, Eastern Time, on December 4, 2013. We may extend this expiration date without notice to you until January 17, 2014. Once submitted, orders are irrevocable. However, if the offering is extended beyond January 17, 2014, or the number of depositary shares to be sold is increased to more than 1,000,000 depositary shares or decreased to fewer than 800,000 depositary shares, we will resolicit subscribers, giving them an opportunity to change or cancel their orders. Funds received during the offering will be placed in a segregated account at U.S. Bank, National Association, who will serve as our escrow agent for the offering. If the closing of the offering does not occur for any reason, the funds will be promptly returned without interest. U.S. Bank, National Association, is acting only as an escrow agent in connection with the offering of securities described herein, and has not endorsed, recommended or guaranteed the purchase, value or repayment of such securities.

As a holder of depositary shares, you will be entitled to all proportional rights, preferences and privileges of the Series B Preferred Shares, including dividend, voting, redemption, conversion and liquidation rights. You must exercise such rights through the depositary.

We expect to pay noncumulative dividends on the Series B Preferred Shares (and, therefore, the depositary shares) at the rate of 6.50% of the liquidation preference per year. Such dividends are payable quarterly in cash, when, as and if declared by our board of directors, on March 15, June 15, September 15 and December 15 of each year, commencing March 15, 2014. Dividends for the first dividend period ending March 15, 2014, if any, will be for less than a full quarter if the offering closes after December 15, 2013, and will be for greater than a full quarter if the offering closes before December 15, 2013. If our board of directors does not declare a dividend for any quarterly dividend period, you will not be entitled to receive any dividend for that quarterly dividend period and the undeclared dividend will not accumulate.

Each depositary share is convertible at your option at any time, unless previously redeemed, into our common shares equal to the quotient achieved when $25.00 is divided by the initial conversion price of $7.82, which may be adjusted as described in this prospectus. We may, at our option, convert each depositary share into that number of our common shares equal to the quotient achieved when $25.00 is divided by the initial conversion price of $7.82, as adjusted, on or after the sixth anniversary of the issue date of the Series B Preferred Shares. We may exercise this option only if (i) the closing sale price for our common shares equals or exceeds 120% of the then prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days (including the last trading day of such period) ending on the fifth trading day immediately prior to our issuance of a press release announcing our exercise of this option; and (ii) we have paid full dividends on the depositary shares for four consecutive quarters prior to the issuance of the press release.

We may redeem the depositary shares, in whole or in part, for cash at $25.00 per share, plus declared and unpaid dividends since the last dividend payment date, if any, on or after the sixth anniversary of the date of issuance of the Series B Preferred Shares.

All of the depositary shares we are selling in this offering, and the common shares issued upon conversion of the depositary shares, if any, will be freely tradeable without restriction under the Securities Act of 1933, as amended, except for shares purchased by our “affiliates.”

We have applied for the depositary shares to be listed on the NASDAQ Capital Market under the symbol “FCZA-B.” If the application for listing is approved, trading of the depositary shares is expected to commence within 30 days following the initial issuance of the depositary shares.

Our common shares are currently listed on the NASDAQ Capital Market under the symbol “FCZA.” The last reported sale price of our common shares on the NASDAQ Capital Market on October 31, 2013 was $6.55.

Investing in the depositary shares involves risks. You should read the “Risk Factors” section beginning on page 13 of this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2012, before making a decision to invest in the depositary shares.

OFFERING SUMMARY Price: $25.00 per depositary share
	Total
	Minimum Offering	Maximum Offering
Public offering price	$20,000,000	$25,000,000
Placement agent fee in shareholder and customer/community offerings (1)	$525,000	$656,250
Placement agent fee in syndicated offering (1)	$275,000	$343,750
Proceeds to us, before expenses (1)	$19,200,000	$24,000,000
Proceeds to us per depositary share, before expenses (1)	$24.00	$24.00

(1)	Represents fees payable to Keefe, Bruyette & Woods, Inc. equal to 3.5% of the aggregate dollar amount of depositary shares sold in the shareholder and customer/community offerings and 5.5% of the aggregate dollar amount of depositary shares sold in the syndicated offering, assuming that 75% of the depositary shares are sold in the shareholder and customer/community offerings and 25% of the depositary shares are sold in the syndicated offering. See “Plan of Distribution — Marketing and Distribution; Compensation” for a discussion of Keefe, Bruyette & Woods, Inc’s compensation in this offering.

None of the Securities and Exchange Commission (the “SEC”), the Federal Deposit Insurance Corporation (the “FDIC”), the Board of Governors of the Federal Reserve System (the “Federal Reserve”), any state or other securities commission or any other federal or state bank regulatory agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The depositary shares are not savings accounts, deposits or other obligations of any bank, thrift or other depositary institution and are not insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

The depositary shares are being offered and sold in a best efforts underwritten offering. We are offering the depositary shares through a placement agent, Keefe, Bruyette & Woods, Inc. (“KBW”). KBW is not required to sell any specific number or dollar amount of depositary shares but will use its best efforts to sell the depositary shares offered.

We will issue the depositary shares in book-entry or uncertificated form, except under limited circumstances. Our depositary and transfer agent, Illinois Stock Transfer Company, will deliver written confirmation to purchasers of depositary shares in the offering.

Keefe, Bruyette & Woods

               A Stifel Company

The date of this prospectus is November 4, 2013.

The Citizens Banking Company, a wholly-owned banking subsidiary of First Citizens Banc Corp,

operates 28 banking offices in Central and North Central Ohio.

ABOUT THIS PROSPECTUS

You should read this prospectus and the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” before you make a decision to invest in the depositary shares. In particular, you should review the information under the heading “Risk Factors” set forth on page 13 of this prospectus and the information under the heading “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference herein. You should rely only on the information contained or incorporated by reference in this prospectus and any related free writing prospectus required to be filed with the SEC. Neither we nor the placement agent are making an offer to sell the depositary shares (or the underlying Series B Preferred Shares) in any manner in which, or in any jurisdiction where, the offer or sale thereof is not permitted. We have not authorized any person to provide you with different or additional information. If any person provides you with different or additional information, you should not rely on it. You should assume that the information in this prospectus, any such free writing prospectus and the documents incorporated by reference herein and therein is accurate only as of its date or the date which is specified in those documents. Our business, financial condition, capital levels, cash flows, liquidity, results of operations and prospects may have changed since any such date.

Unless the context otherwise requires, references to “First Citizens,” the “Company,” “we,” “our” and “us” and similar terms mean First Citizens Banc Corp and its subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to such matters as financial condition, anticipated operating results, cash flows, business line results, credit quality expectations, prospects for new lines of business, economic trends (including interest rates) and similar matters. Forward-looking statements reflect our expectations, estimates or projections concerning future results or events. These statements are generally identified by the use of forward-looking words or phrases such as “believe,” “belief,” “expect,” “anticipate,” “may,” “could,” “intend,” “intent,” “estimate,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Forward-looking statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or implied by the forward-looking statements. Factors that could cause actual results, performance or achievements to differ from results discussed in the forward-looking statements include, but are not limited to, changes in financial markets or national or local economic conditions; sustained weakness or deterioration in the real estate market; volatility and direction of market interest rates; credit risks of lending activities; changes in the allowance for loan losses; legislation or regulatory changes or actions; increases in FDIC insurance premiums and assessments; changes in tax laws; failure of or breach in our information and data processing systems; unforseen litigation; and other risks identified from time-to-time in the Company’s other public documents on file with the SEC, including those risks set forth under the section captioned “Risk Factors” in this prospectus.

The forward-looking statements included or incorporated by reference in this prospectus are only made as of the date of this prospectus or the respective document incorporated by reference herein, as applicable, and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. See the section captioned “Where You Can Find More Information.” All subsequent written and oral forward-looking statements concerning the matters addressed in this prospectus and attributable to us or any person acting on our behalf are qualified by these cautionary statements.

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WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and file with the SEC proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as required of a U.S. listed company. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov or on our website at www.fcza.com. However, the information on, or that can be accessible through, our website does not constitute a part of, and is not incorporated by reference in, this prospectus. Written requests for copies of the documents we file with the SEC should be directed to: First Citizens Banc Corp, 100 East Water Street, Sandusky, Ohio 44870, Attention: James E. McGookey, telephone number (419) 625-4121, email jemcgookey@fcza.com.

This prospectus is part of a registration statement on Form S-1 filed by us with the SEC under the Securities Act. As permitted by the SEC, this prospectus does not contain all the information in the registration statement filed with the SEC. For a more complete understanding of this offering, you should refer to the complete registration statement, including exhibits, on Form S-1 that may be obtained as described above. Statements contained in this prospectus about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the contract or other document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual contract or other document.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information that we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents:

•	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012;

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013;

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013;

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013;

•	the Company’s Current Reports on Form 8-K filed on January 4, 2013 (except with respect to information furnished under Item 2.02 therein), April 5, 2013 (except with respect to information furnished under Item 2.02 therein), April 18, 2013 (with respect to information filed under Item 5.07), June 19, 2013 (as amended on June 20, 2013) and October 4, 2013; and

•	the Company’s Definitive Proxy Statement related to its 2013 annual meeting of shareholders, as filed with the SEC on March 19, 2013.

Any statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus and a copy of any or all other contracts or documents which are referred to in this prospectus. Requests should be directed to: First Citizens Banc Corp, 100 East Water Street, Sandusky, Ohio 44870, Attention: James E. McGookey, telephone number (419) 625-4121, email jemcgookey@fcza.com. In addition, these filings are available on our website at www.fzca.com.

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SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision to purchase the depositary shares. You should carefully read this entire prospectus, as well as the information incorporated by reference herein, before deciding whether to invest in the depositary shares. You should carefully consider the section entitled “Risk Factors” in this prospectus and the documents incorporated by reference herein to determine whether an investment in the depositary shares is appropriate for you.

The Company

First Citizens was organized under the laws of the State of Ohio on February 19, 1987 and is a registered financial holding company under the Gramm-Leach-Bliley Act of 1999, as amended. Through our subsidiary bank, The Citizens Banking Company (“Citizens” or the “Bank”), we are primarily engaged in the business of community banking, which accounts for substantially all of our revenue, operating income and assets. Citizens conducts a general banking business that involves collecting customer deposits, making loans, purchasing securities, and offering Trust services. Citizens maintains its main office at 100 East Water Street, Sandusky, Ohio and operates branch banking offices in the following Ohio communities: Sandusky (2), Norwalk (2), Berlin Heights, Huron, Port Clinton, Castalia, New Washington, Shelby (3), Willard, Chatfield, Tiro, Greenwich, Plymouth, Shiloh, Akron, Dublin, Hilliard, Plain City, Russells Point, Urbana (2), West Liberty and Quincy.

At September 30, 2013, we had total consolidated assets of approximately $1.1 billion, total loans (net of allowance) of approximately $802.3 million, total deposits of approximately $942.5 million and total shareholders’ equity of approximately $102.9 million.

Our principal executive offices are located at 100 East Water Street, Sandusky, Ohio 44870, and our telephone number is (419) 625-4121. Our Internet address is www.fcza.com. The information on our website is not a part of or incorporated by reference in this prospectus.

Business and Strategy

Through organic growth and five acquisitions since 1990, First Citizens Banc Corp has transformed into a $1.1 billion financial services company operating in Central and North Central Ohio from a $201 million company as of December 31, 1989. Through Citizens, the Company provides community banking products and services to customers located in both urban and rural areas in its markets. We believe this model has resulted in a historically strong net interest margin and a loyal customer base, which we believe is reflected in our net interest margin of 3.77% at September 30, 2013 and our core deposits constituting 90.1% of total deposits at September 30, 2013.

Focus on Long-Term Customer Relationships. We focus on acquiring and retaining long-term customer relationships. We train and educate our commercial lending, select banking, cash management, and wealth management groups to work together as a cohesive, interactive unit designed to build and grow customer relationships. We focus on building multi-account customer relationships as opposed to “one off” transactions, which we believe is reflected in our loan growth during 2012 of approximately $31.0 million, net of the approximately $15.0 million a month in repayments. Our branch network is focused on taking care of our deposit customers and seeking out referral opportunities, with the goal of cementing a long-term relationship and providing us with low-cost funding and cross-sell opportunities to generate additional fee income. The results of these efforts can be seen in the percentage of total deposits represented by noninterest-bearing deposits (checking accounts), which increased from 15% of total deposits in 2008 to approximately 22% of total deposits at year end 2012. We have also seen growth in our wealth management department, which had over $440 million in assets under management at September 30, 2013.

Maintain Stability and Consistency. Our goal over the last five years has been to maintain stability and consistency in the core components of our earnings, which we consider net interest income, non-interest income and non-interest expenses. Given the recent challenging credit environment, the provision for loan losses has been the primary variable affecting our net income. In anticipation of an expected increase in market interest rates, we have avoided long-term rate commitments. We make pricing attractive to encourage borrowing at variable rates, we prefer fixed commercial commitments under five years, we sell long-term fixed rate mortgages, and we primarily invest in short-term investment securities. We regularly monitor and manage our interest rate risk and remain positioned to take advantage of an increase in rates. While this will likely result in short-term downward pressure on our interest margin, we believe this is currently more prudent than taking significant interest rate risk exposure.

Improving Credit Quality. During the recession, we added experienced personnel to service problem loans and work with our customers to restructure certain credits rather than foreclosing on the collateral. We are now seeing positive results from our efforts. Credit quality has improved, as evidenced by the reduction in our provision for loan losses by over $4.4 million for the first nine months of 2013, as compared to the same period in 2012. Our nonperforming assets have also declined for four successive quarters to approximately $30.4 million at September 30, 2013 from $41.1 million at September 30, 2012.

Diversify into More Urban Markets. As a result of the U.S. recession and economic changes in our Ohio markets over the last several years, we believe rural markets continue to provide strong core deposit opportunities, but often offer somewhat limited opportunities to generate significant loan growth. Alternatively, urban areas provide greater opportunities for loan growth, but often demand higher costs for deposits to fund the loans due to increased competition. Our geographic footprint in North and North Central Ohio has allowed us to develop a strategy of attracting low-cost deposits from loyal customers in our rural and legacy markets while deploying a substantial amount of these deposits into the urban communities surrounding our offices in and around Akron and Columbus, Ohio. As a result, we have been able to take advantage of the somewhat more robust economic recovery beginning to occur in these markets by converting our excess deposits into loans in these urban communities. This strategy has resulted in an increase of over $100 million in net loan growth in our Akron and Columbus markets since the end of 2010, with loans in these markets now representing over 40% of our commercial lending portfolio as of September 30, 2013. We believe that we are positioned to grow in similar urban markets in the near future.

Put the Right Teams in Place. As many banks scaled back their resources during the economic recession, we hired talented people with diverse experiences in order to be better positioned for the eventual economic recovery. Over the last three years, we increased the depth of our lending staff with seasoned lenders who we believe have the talent and the relationships to generate high quality loans and customer relationships. Along with the additional lending staff, we have strengthened our credit administration department to stringently evaluate and continually monitor our growth in newer markets. We have also invested in additional personnel in our wealth management, marketing and advertising departments.

Stay Positioned for Opportunities. We believe we are positioned for the long-term. We believe the team is in place to gather low-cost deposits and deploy those funds into loans. There is effective coordination among our staff to expand each customer relationship by offering additional services, including wealth management, to our customers. This coordination relies upon a support staff that we believe has the capacity to accommodate growth and expansion. We believe we are positioned to take advantage of consolidation in community banking that is beginning to occur as a result of the increased compliance burdens affecting smaller banks related to regulations implemented over the last several years.

Results of Operations for the Nine Months Ended September 30, 2013

The following is a summary of the Company’s consolidated results of operations for the nine months ended September 30, 2013, compared to the same period in 2012. For a complete discussion of the Company’s results of operations for the three- and nine-month periods ended September 30, 2013, you should refer to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which is incorporated by reference in this prospectus. See “Where You Can Find More Information.”

The Company had net income of approximately $5.14 million for the nine months ended September 30, 2013, an increase of approximately $1.52 million from net income of approximately $3.61 million for the same nine months of 2012. Basic and diluted earnings per common share were $0.55 for the nine months of 2013, compared to $0.35 for the same period in 2012. The primary reasons for the changes in net income are explained below.

Net interest income for the nine months ended September 30, 2013 was approximately $29.68 million, a decrease of approximately $0.94 million from approximately $30.62 million in the same nine months of 2012. Net interest income, the difference between interest income earned on interest-earning assets and interest expense incurred on interest-bearing liabilities, is the most significant component of the Company’s earnings. Net interest income is affected by changes in volume, rates and composition of interest-earning assets, such as loans, and interest-bearing liabilities, such as deposits. Total interest income for the nine months ended September 30, 2013 was approximately $33.44 million, a decrease of approximately $1.97 million from approximately $35.41 million in the same nine months of 2012. The decrease in interest income was primarily due to a decrease in yield of 41 basis points, partially offset by an increase of approximately $44.58 million in average earning assets. Total interest expense for the nine months ended September 30, 2013 was approximately $3.75 million, a decrease of approximately $1.03 million from approximately $4.78 million in the same nine months of 2012. The Company’s interest bearing liabilities increased by approximately $9.08 million; however, the mix in the type of interest bearing liabilities shifted to lower cost non-maturity deposits from CDs. This provided a decrease in cost of 17 basis points compared to the same period in 2012. The Company’s net interest margin for the nine months ended September 30, 2013 and 2012 was 3.77% and 4.02%, respectively.

Non-interest income for the nine months ended September 30, 2013 was approximately $9.12 million, an increase of approximately $0.66 million or 7.8 percent from approximately $8.46 million for the same period of 2012. The increase in non-interest income is primarily due to increases in trust fee income of approximately $0.37 million, ATM fee income of approximately $0.17 million and other non-interest income of approximately $0.22 million, partially offset by a decrease in service charge fee income of approximately $0.12 million. The increase in trust fee income was due to an increase in assets under management and the increase in ATM fee income was due to an increase in transaction volume. The decrease in service charge fee income was due to a decrease in overdraft income.

Non-interest expense for the nine months ended September 30, 2013 was approximately $31.29 million, an increase of approximately $2.42 million, from approximately $28.87 million reported for the same period of 2012. The increase is primarily due to an increase in salary and benefits of approximately $1.24 million and an increase in professional service costs of approximately $0.22 million as compared to the same period of 2012. The increase in salary and benefits is due to an increase in staffing as well as increases in health insurance costs.

Income tax expense for the nine months ended September 30, 2013 totaled approximately $1.27 million, up approximately $0.25 million or 23.8% compared to the same period in 2012. The increase in the federal income tax expense is mainly a result of an increase in taxable income. The effective tax rates for the nine-month periods ended September 30, 2013 and 2012 were 19.9% and 22.2%, respectively.

Recent Developments

Anticipated Repurchase of Our Series A Preferred Shares. On January 23, 2009, we issued and sold to the U.S. Treasury 23,184 Fixed Rate Cumulative Perpetual Preferred Shares, Series A, each without par value (the “Series A Preferred Shares”) in conjunction with our participation in the Troubled Asset Relief Program (TARP). The Series A Preferred Shares have a liquidation preference amount of $1,000 per share and no maturity date. We issued the Series A Preferred Shares to the U.S. Treasury for an aggregate purchase price of $23.2 million in a private placement exempt from the registration requirements of the Securities Act. The Series A Preferred Shares qualify as Tier 1 capital for regulatory purposes. On July 3, 2012, the U.S. Treasury completed the sale of all 23,184 Series A Preferred Shares to various investors pursuant to a modified “Dutch auction” process. Certain directors of the Company purchased Series A Preferred Shares from the U.S. Treasury in the July 2012 auction. Information regarding the beneficial ownership of the Company’s Series A Preferred Shares by directors of the Company is set forth in the section captioned “Related Party Transactions” beginning on page 44 of this prospectus.

Following the completion of this offering, we intend to repurchase all 23,184 of our outstanding Series A Preferred Shares. The terms the Series A Preferred Shares permit us to redeem the Series A Preferred Shares at any time, in whole or in part, at our option, subject to prior approval by the appropriate federal banking agency, for a redemption price equal to 100% of the liquidation preference amount per share of Series A Preferred Shares, plus any accrued and unpaid dividends to but excluding the date of redemption. We have advised our primary federal banking regulator, the Federal Reserve, that we intend to use the net proceeds from this offering, as well as existing cash resources, if necessary, to fund the redemption of the Series A Preferred Shares. Subject to our receipt of approval of the redemption of the Series A Preferred Shares from the Federal Reserve, we intend to complete the redemption of the Series A Preferred Shares promptly following the completion of the sale of the depositary shares in this offering and prior to the increase in the dividend rate on the Series A Preferred Shares from 5% to 9% per annum on February 14, 2014. To exercise the redemption right described above, we must give notice of the redemption to the holders of record of the Series A Preferred Shares not less than 30 days and not more than 60 days before the date of redemption.

THE OFFERING

Issuer	First Citizens Banc Corp.

Securities offered	1,000,000 depositary shares, each representing a 1/40th ownership interest in a Series B Preferred Share with a liquidation preference of $1,000 per share (equivalent to $25.00 per depositary share). We must sell a minimum of 800,000 depositary shares to complete the offering. Each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a Series B Preferred Share represented by such depositary share, to all of the rights, preferences and privileges of the Series B Preferred Shares represented thereby (including dividend, voting, redemption, conversion and liquidation rights).

Price per depositary share	$25.00.

Dividends	6.50% per annum of the liquidation preference, which is initially equivalent to $1.625 per year and $0.406 per quarter per depositary share.

Dividends are noncumulative and are payable if, when and as declared by our board of directors. As a result, if no dividend is declared by our board of directors on the Series B Preferred Shares for a quarterly dividend period, holders of depositary shares will have no right to receive a dividend for that period. See “Description of the Series B Preferred Shares — Dividend Rights” beginning on page 45 of this prospectus.

Dividend payment dates	Dividends are payable quarterly, when, as and if declared by our board of directors, on March 15, June 15, September 15 and December 15 of each year (or if such day is not a business day, the next business day), commencing March 15, 2014. Dividends for the first dividend period ending March 15, 2014, if any, will be for less than a full quarter if the offering closes after December 15, 2013, and will be for greater than a full quarter if the offering closes before December 15, 2013.

Dividend stopper	Dividends may not be paid on our common shares or any other capital security which ranks junior to the Series B Preferred Shares for any prior dividend period for which a dividend has been declared but not paid in full until full dividends with respect to the Series B Preferred Shares (and, therefore, the depositary shares) for such dividend periods and the then-current dividend period have been paid or set apart for payment; provided that the payment of such dividends for prior dividend periods has been approved by the Federal Reserve. See “Description of the Series B Preferred Shares — Dividend Rights” beginning on page 45 of this prospectus.

Redemption

The Series B Preferred Shares are redeemable at our option at any time, in whole or in part, after the sixth anniversary of the issue date of the Series B Preferred Shares, at $1,000 per Series B Preferred

Share (equivalent to $25.00 per depositary share), plus declared and unpaid dividends, if any, for the prior and the then-current dividend periods; provided that the payment of such dividends for the prior dividend periods has been approved by the Federal Reserve. See “Description of the Series B Preferred Shares — Optional Redemption” beginning on page 55 of this prospectus.

Liquidation rights	In the event we liquidate, dissolve or wind-up our business and affairs, either voluntarily or involuntarily, holders of Series B Preferred Shares are entitled to receive a liquidating distribution of $1,000 per share (equivalent to $25.00 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, before we make any distribution of assets to the holders of our common shares or any other class or series of junior shares. Distributions will be made only to the extent of our assets that are available after satisfaction of all liabilities to creditors and subject to the rights of holders of any securities ranking senior to the Series B Preferred Shares and pro rata as to the Series B Preferred Shares and any other shares of our stock ranking equally as to such distribution. Holders of Series B Preferred Shares (and, therefore, holders of depositary shares) will not be entitled to any other amounts from us after they have received their full liquidating distribution. See “Description of the Series B Preferred Shares — Liquidation Preference” beginning on page 47 of this prospectus.

Ranking	The Series B Preferred Shares (and, therefore, the depositary shares) will be, with respect to dividends and upon liquidation, dissolution or winding-up: (i) junior to all our existing and future debt obligations; (ii) junior to each class of capital stock or series of preferred shares, the terms of which expressly provide that it ranks senior to the Series B Preferred Shares; (iii) on parity with each other class of our capital stock or series of preferred shares, the terms of which expressly provide that it ranks on parity with the Series B Preferred Shares; and (iv) senior to all classes of our common shares or series of preferred shares, the terms of which do not expressly provide that it ranks senior to or on parity with the Series B Preferred Shares. See “Description of the Series B Preferred Shares — Liquidation Preference” beginning on page 47 of this prospectus.

Voting rights

Except as otherwise required by Ohio law and as set forth herein, a holder of Series B Preferred Shares (and, therefore, a holder of depositary shares) will have no voting rights. The consent of the holders of at least two-thirds (2/3) of the Series B Preferred Shares (and, therefore, the depositary shares), voting as a class, is required to (i) amend, alter or repeal any provision of our Articles of Incorporation, as amended (the “Articles”) or the certificate of designation under which the Series B Preferred Shares have been created in a manner that would materially and adversely affect the rights, preferences, powers or privileges of the Series B Preferred Shares, (ii) create, authorize, issue or increase the authorized or issued amount of any class or series of our equity securities that is senior to or on parity with the Series B Preferred Shares as to dividend rights, or rights upon our liquidation, dissolution or winding-up or (iii) enter into or consummate certain reclassifications of our common shares or certain business combinations. See “Description of the Series B Preferred Shares — Voting Rights” beginning on page 54 of this prospectus.

The consent of the holders of the Series B Preferred Shares (and, therefore, the holders of depositary shares) will not be required in connection with (i) the increase in the amount of authorized number of Series B Preferred Shares; (ii) the issuance of additional Series B Preferred Shares; or (iii) the increase, authorization or issuance of equity securities which are on parity with the Series B Preferred Shares as to dividend rights, or rights upon liquidation, dissolution or winding up, unless such equity securities have cumulative dividend rights.

No maturity	The Series B Preferred Shares do not have any maturity date, and we are not required to redeem the Series B Preferred Shares. Accordingly, the Series B Preferred Shares will remain outstanding indefinitely, unless and until we decide to redeem them and we receive prior approval of the Federal Reserve to do so.

Conversion right	Each Series B Preferred Share, at the option of the holder, is convertible at any time into the number of our common shares equal to $1,000 divided by the conversion price then in effect, which initially will be $7.82. Accordingly, each depositary share is convertible at your option into the number of our common shares equal to $25.00 divided by the conversion price then in effect (initially $7.82). The initial conversion price of $7.82 is equivalent to a 19.4% premium over $6.55 per common share, the last reported sale price of our common shares on October 31, 2013. Except as otherwise provided, the Series B Preferred Shares (and, therefore, the depositary shares) will only be convertible into our common shares. Cash will be paid in lieu of issuing any fractional share interest.

This conversion price is also subject to anti-dilution adjustments upon the occurrence of certain events. See “Description of the Series B Preferred Shares — Adjustments to the Conversion Price” beginning on page 50 of this prospectus.

All of the depositary shares we are selling in this offering and the common shares issued upon any conversion of the depositary shares will be freely tradeable without restriction under the Securities Act, except for shares purchased by our “affiliates.” See “Description of the Series B Preferred Shares — Conversion Rights” beginning on page 47 of this prospectus.

Mandatory conversion at our option	On or after the sixth anniversary of the issue date of the Series B Preferred Shares, we may, at our option, require holders of the Series B Preferred Shares (and, therefore, the depositary shares) to convert each Series B Preferred Share into the number of our common shares equal to the quotient achieved when $1,000 is divided by the conversion price then in effect, which initially will be $7.82. Accordingly, each depositary share will be convertible into the number of our common shares equal to $25.00 divided by the conversion price then in effect (initially $7.82). We may exercise this option only if: (i) the closing sale price for our common shares equals or exceeds 120% of the then prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days (including the last trading day of such period) ending on the fifth trading day immediately prior to our issuance of a press release announcing our exercise of this option; and (ii) we have declared and paid full dividends on the Series B Preferred Shares (and, therefore, the depositary shares) for four consecutive quarters prior to the issuance of the press release. See “Description of the Series B Preferred Shares — Mandatory Conversion at Our Option” beginning on page 49 of this prospectus.

Material U.S. federal income tax consequences	Material U.S. federal income tax consequences relevant to the acquisition, ownership and disposition of the depositary shares and common shares issued upon conversion are described in “Material U.S. Federal Income Tax Consequences” beginning on page 69 of this prospectus. Prospective investors should consult their own tax advisors regarding the tax consequences of acquiring, holding and disposing of the depositary shares and common shares issued upon conversion in light of current tax laws, their particular personal investment circumstances and the application of state, local and other tax laws.

Purchase priorities and limitations

Persons who may purchase depositary shares in the shareholder offering	Each shareholder of the Company who is a beneficial owner of our common shares will be given the opportunity to purchase, subject to the overall purchase limitations, up to the lesser of:

(1)	160,000 depositary shares ($4,000,000), or

(2)	the amount of depositary shares, assuming conversion of such depositary shares into our common shares, whereby the purchaser’s total beneficial ownership of our common shares (including any common shares currently owned) would not exceed 5% of our outstanding common shares after the offering.

The minimum number of depositary shares you may purchase in the offering is 40 depositary shares.

If there are not sufficient depositary shares available to satisfy all subscriptions in the shareholder offering, shares will first be allocated so as to permit each shareholder subscriber to purchase a number of depositary shares sufficient to make his or her total allocation equal to the lesser of (i) 4,000 depositary shares ($100,000) or (ii) the number of depositary shares for which he or she subscribed. Thereafter, unallocated depositary shares will be allocated to each shareholder subscriber whose subscription remains unsatisfied on a pro rata basis. See “Description of the Offering.”

Persons who may purchase depositary shares in the customer and community offerings	To the extent that depositary shares remain available for purchase after satisfaction of all subscriptions in the shareholder offering, we may offer depositary shares to customers of Citizens and to residents of the local communities we serve. For purposes of qualification to participate in the community offering, “community” or “local community” is defined as the Ohio counties of Champaign, Crawford, Erie, Franklin, Huron, Logan, Madison, Ottawa, Richland, and Summit.

The same purchase limitations and pro rata allocations that apply in the shareholder offering apply to purchases in the customer/community offerings. See “Description of the Offering.”

Persons who may purchase depositary shares in the syndicated offering	To the extent that depositary shares remain available for purchase after satisfaction of all subscriptions in the shareholder and customer/community offerings, we may offer depositary shares to interested investors without regard to the investor’s status as either an existing shareholder of the Company or customer of Citizens, and without regard to the investor’s place of residence in a syndicated offering in a manner that will achieve a widespread distribution of our depositary shares to the general public. If a syndicated offering is held, Keefe, Bruyette & Woods, Inc. will serve as sole placement agent and will assist us in selling our depositary shares on a best efforts basis.

The same purchase limitations that apply in the shareholder offering apply to purchases in the syndicated offering. See “Description of the Offering.”

Purchasing depositary shares in the offering	The shareholder, customer and community offerings are expected to be conducted concurrently. The syndicated offering, if any, may be conducted concurrently with the shareholder, customer and community offering or as soon as practicable following the expiration of the shareholder, customer and community offering.

In the shareholder and customer/community offerings, you may subscribe for depositary shares by delivering a signed and completed subscription order form, together with full payment payable to “U.S. Bank/FCZA — Escrow Account”; provided that the order form is received before 12:00 noon, Eastern Time, on December 4, 2013, unless the expiration date of the offering is extended. Delivery of your order may be made by mail using the order reply envelope provided, by overnight delivery to the indicated address at the top of the order form, or by hand-delivery to the Company’s executive offices located at 100 East Water Street, Sandusky, Ohio 44870. Order forms may not be delivered to any of the Company’s or Citizens’ other offices. Please do not mail order forms to the Company or any of our bank branches.

Orders in the syndicated offering will be submitted in substantially the same manner as utilized in the shareholder and customer/community offerings. Payments in the syndicated offering, however, must be made in immediately available funds (bank checks, money orders, or wire transfers). Personal checks will not be accepted. If the closing of the offering does not occur for any reason, the funds will be promptly returned without interest. For a complete description of how to purchase depositary shares in the offering, see “Description of the Offering.”

Use of proceeds	We estimate that the net proceeds to us from the sale of the maximum number of depositary shares that we may sell in this offering will be approximately $23.45 million after deducting estimated underwriting commissions and estimated offering expenses. We intend to use the net proceeds of the sale of the depositary shares to redeem all of our outstanding Fixed Rate Cumulative Perpetual Preferred Shares, Series A (the “Series A Preferred Shares”), which we originally issued and sold to the U.S. Treasury on January 23, 2009 in conjunction with our participation in TARP, and which were subsequently sold by the U.S. Treasury by public auction on July 3, 2012. We expect to use the remainder of the net proceeds, if any, from the sale of our depositary shares for general corporate purposes. See “Use of Proceeds” beginning on page 27 of this prospectus.

Risk factors	You should read this prospectus carefully before you invest. Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors,” beginning on page 13 of this prospectus and in the documents we file with the Securities and Exchange Commission that are incorporated in this prospectus by reference for certain risks and uncertainties you should consider.

Listing	We have applied for the depositary shares to be listed on the NASDAQ Capital Market under the symbol “FCZA-B.” If the application for listing is approved, trading of the depositary shares is expected to commence within 30 days following the initial issuance of the depositary shares.

Form	The depositary shares will be issued and maintained in book-entry form, except under limited circumstances. See “Description of the Depositary Shares — Book-Entry Issuance” beginning on page 59 of this prospectus.

Depositary, transfer agent and registrar	Illinois Stock Transfer Company

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table shows summarized historical consolidated financial data for the Company as of and for the nine months ended September 30, 2013 and 2012, and as of and for the years ended December 31, 2008 through 2012. Our summary consolidated financial data presented below as of December 31, 2012 and for each of the years in the five-year period ended December 31, 2012, are derived from our audited financial statements and related notes. The audited financial statements and related notes for the years ended December 31, 2012 and 2011 are incorporated by reference in this prospectus. Our summary consolidated financial data for the nine months ended September 30, 2013 and 2012 are derived from our unaudited interim consolidated financial statements incorporated by reference in this prospectus. In the opinion of our management, such data contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles. Our results for the nine months ended September 30, 2013 are not necessarily indicative of our results of operations that may be expected for any future period. You should read the following table in conjunction with the consolidated financial statements, related notes, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and in our Annual Report on Form 10-K for the year ended December 31, 2012, and the other information included in or incorporated by reference into this prospectus.

Five-Year Selected Consolidated Financial Data

(Dollars in thousands, except per share data)

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)
Statements of Income:
Total interest income	$33,438	$35,405	$46,762	$48,861	$51,925	$55,191	$62,267
Total interest expense	3,754	4,786	6,184	7,500	10,464	14,918	21,780

Net interest income	29,684	30,619	40,578	41,361	41,461	40,273	40,487
Provision for loan loss	1,100	5,565	6,400	9,800	17,940	13,323	8,207

Net interest income after provision for loan loss	28,584	25,054	34,178	31,561	23,521	26,950	32,280

Investment security gain (loss)	138	40	40	(8)	212	75	193
Other noninterest income	8,985	8,420	11,042	10,450	9,269	10,072	9,463

Total non-interest income	9,123	8,460	11,082	10,442	9,481	10,147	9,656

Goodwill impairment	—	—	—	—	—	—	43,291
Other noninterest expense	31,297	28,872	37,956	37,198	36,101	35,679	36,254

Total noninterest expense	31,297	28,872	37,956	37,198	36,101	35,679	79,545

Income (loss) before federal income tax (benefit)	6,410	4,642	7,304	4,805	(3,099)	1,418	(37,609)
Federal income tax (benefit)	1,274	1.029	1,725	847	(1,831)	(237)	1,369

Net income (loss)	$5,136	$3,613	$5,579	$3,958	$(1,268)	$1,655	$(38,978)

Preferred stock dividends and discount accretion	869	903	1,193	1,176	1,176	955	—
Net income (loss) available to common shareholders	$4,267	$2,710	$4,386	$2,782	$(2,444)	$700	$(38,978)

Per Common Share:
Earnings available to common shareholders (basic and diluted)	$0.55	$0.35	$0.57	$0.36	$(0.32)	$0.09	$(5.06)
Dividends paid	0.11	0.09	0.12	0.03	—	0.25	0.91
Book value	10.34	10.60	10.48	10.30	9.58	9.82	9.94

Average Common Shares Outstanding:
Basic	7,707,917	7,707,917	7,707,917	7,707,917	7,707,917	7,707,917	7,707,917
Diluted	7,707,917	7,707,917	7,707,917	7,707,917	7,707,917	7,707,917	7,707,917

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)

Period-end Balances:
Loans, net	$802,274	$781,183	$795,811	$764,011	$745,555	$775,547	$787,789
Securities	215,789	225,917	219,528	220,021	200,296	222,674	167,159
Total assets	1,147,787	1,121,875	1,136,971	1,112,977	1,100,622	1,102,812	1,053,611
Deposits	942,458	915,237	926,389	901,246	892,463	856,052	809,921
Borrowings	87,972	90,222	92,907	98,751	103,604	139,105	155,038
Shareholders’ equity	102,916	104,895	103,980	102,528	96,950	98,797	76,617

Average Balances:
Loans, net	$794,141	$752,888	$759,105	$741,383	$765,821	$777,825	$791,298
Securities	217,078	224,477	224,566	216,549	212,038	197,826	163,054
Total assets	1,173,233	1,123,826	1,127,989	1,124,553	1,121,105	1,102,779	1,099,943
Deposits	965,556	908,247	914,851	910,315	892,773	863,488	808,646
Borrowings	89,758	97,574	96,895	105,993	117,280	127,793	162,400
Shareholders’ equity	103,493	103,789	104,114	99,848	99,648	98,454	123,468

Selected Ratios and Other Data:

Performance Ratios:

Return on average total assets	0.59%	0.43%	0.49%	0.35%	(0.11)%	0.15%	(3.54)%
Return on average shareholders’ equity	6.64	4.65	5.36	3.96	(1.27)	1.68	(31.57)
Net interest rate spread	3.62	3.86	3.72	3.73	3.73	3.63	3.85
Net interest margin	3.77	4.02	3.89	3.91	3.94	3.91	4.18
Efficiency ratio (1)	80.65	73.88	73.47	71.81	70.87	70.46	72.30
Noninterest expense to average total assets	3.57	3.43	3.36	3.31	3.22	3.19	7.23
Total loans to total deposits	86.96	87.70	88.04	87.13	85.98	92.37	98.36

Asset Quality Ratios:

Nonperforming assets to total assets	2.65%	3.66%	3.31%	3.39%	2.95%	3.27%	1.97%
Nonperforming loans to total loans	3.69	5.06	4.55	4.59	3.89	4.22	2.40
Total classified assets to total assets	3.38	5.35	4.80	6.39	7.04	6.22	5.28
Allowance for loan losses to nonperforming loans	57.27	52.92	53.21	58.96	72.84	45.79	46.36
Allowance for loan losses as a percent of total period-end loans	2.11	2.68	2.42	2.71	2.84	1.93	1.11
Net loan charge-offs as a percent of average total loans	0.44	0.69	1.01	1.35	1.46	0.87	0.84

Capital Ratios:

Average shareholders’ equity as a percent of average total assets	8.82%	9.24%	9.23%	8.88%	8.89%	8.93%	11.22%
Shareholders’ equity as a percent of total period-end assets	8.97	9.35	9.15	9.21	8.81	8.96	7.27
Total capital to risk-weighted assets	14.66	15.00	14.84	14.99	15.07	14.25	11.27
Tier 1 capital to risk-weighted assets	13.26	13.33	13.25	13.20	13.78	12.98	7.91
Tier 1 capital to average assets	9.55	9.43	9.34	9.17	9.30	9.62	5.80
Tangible common equity to tangible assets	4.94	5.16	5.03	4.93	4.36	4.41	4.60

Other Data:

Number of full service offices	27	27	27	27	27	27	28
Full time equivalent employees	314.4	311.9	306.8	300.1	290.1	283.1	300.0

(1)	Efficiency ratio for 2008 does not include goodwill impairment expense of $43.29 million.

RISK FACTORS

An investment in the depositary shares is subject to risks inherent in our business and risks relating to the Series B Preferred Shares. The material risks and uncertainties that management believes affect your investment in the depositary shares are described below and in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 incorporated by reference herein. Before making an investment decision, you should carefully consider the risks and uncertainties described below and in the information included or incorporated by reference in this prospectus. If any of these risks or uncertainties are realized, our business, financial condition, capital levels, cash flows, liquidity, results of operations and prospects, as well as our ability to pay dividends on the Series B Preferred Shares (and, therefore, the depositary shares), could be materially and adversely affected. We refer to any effect contemplated in the preceding sentence, collectively, as a “material adverse effect on us” or comparable text.

Risk Factors Related to Our Business

Our business has been and may continue to be adversely affected by conditions in the financial markets and economic conditions both nationally and in our market areas. Our business is concentrated in, and dependent upon the prosperity of, North and North Central Ohio, and any continued weakness or prolonged recovery in the economies of these communities could result in a deterioration in credit quality.

Our success depends to a significant extent upon local and national economic and political conditions, as well as governmental fiscal and monetary policies. Conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond our control can adversely affect our asset quality, deposit levels and loan demand and, therefore, our earnings and our capital. Moreover, our lending and deposit gathering activities are concentrated in Central and North Central Ohio, with approximately 74.6% of our loan portfolio and approximately 79.2% of our deposits concentrated in a six county region in North Central Ohio and approximately 25.4% of our loan portfolio and approximately 20.8% of our deposits concentrated in a four county region in Central Ohio. Our success depends on the general economic conditions of these areas, particularly given that a significant portion of our lending relates to real estate located in these regions. Real estate values in these Ohio communities have been negatively impacted by the recent economic crisis. During the last several years, the U.S. economy has been marked by sluggish labor market improvements, limited GDP growth, low inflation, and, only recently, upward movement in housing prices, as well as uncertainty related to U.S. and European fiscal issues, political climates and global economic conditions. Continued uncertainty, sustained high unemployment, volatility or disruptions of global financial markets, or prolonged deterioration in global, national or local business or economic conditions could result in, among other things, a deterioration of credit quality, further impairment of real estate values, a decrease in the demand for our loans and other products and services, a further impairment of certain intangible assets, such as goodwill, and an increase in the number of clients who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us. An increase in the number of delinquencies, bankruptcies or defaults could result in a higher level of nonperforming assets, net charge-offs, an increase in our provision for loan losses, and valuation adjustments on loans held for sale, which could have a material adverse effect on our financial condition, results of operations and cash flows.

A substantial amount of our loan portfolio consists of residential and commercial real estate loans. Sustained weakness or deterioration in the real estate market could cause increases in delinquencies and non-performing assets, including additional loan charge-offs, and could depress our income, earnings and capital.

At September 30, 2013, approximately 29.8% and 52.7%, respectively, of our loan portfolio was comprised of residential and commercial real estate loans. The volume and credit quality of these loans has been volatile in the last several years. The commercial and residential real estate markets continue to experience challenges in our markets. Economic factors both nationally and in the communities we serve have and may continue to cause deterioration to the value of real estate Citizens uses to secure its loans. Continued weakness in the economy or a prolonged recovery, deterioration of our real estate portfolio, a decrease in real estate values, an increase in unemployment, decreased or nonexistent housing price appreciation or increases in interest rates could reduce our earnings and consequently our financial condition because borrowers may not be able to repay their loans. The value of the collateral securing our loans and the quality of our loan portfolio may decline and customers may not want or need our products and services.

Any of these scenarios could cause us to make fewer loans, increase delinquencies and non-performing assets, require us to charge off a higher percentage of our loans or result in additional increases to our provision for loan losses in future periods, which could adversely affect our business, financial condition and results of operations.

We may be unable to manage interest rate risks, which could reduce our net interest income.

Our results of operations are affected principally by net interest income, which is the difference between interest earned on loans and investments and interest expense paid on deposits and other borrowings. The spread between the yield on our interest-earning assets and our overall cost of funds has been compressed in the recent low interest rate environment, and our net interest income may continue to be adversely impacted by an extended period of continued low rates. We cannot predict or control changes in interest rates. National, regional and local economic conditions and the policies of regulatory authorities, including monetary policies of the Board of Governors of the Federal Reserve System, affect the movement of interest rates and our interest income and interest expense. If the interest rates paid on deposits and other borrowed funds increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowed funds.

In addition, certain assets and liabilities may react in different degrees to changes in market interest rates. For example, interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while interest rates on other types may lag behind. Some of our assets, such as adjustable rate mortgages, have features that restrict changes in their interest rates, including rate caps.

Interest rates are highly sensitive to many factors that are beyond our control. Some of these factors include:

•	inflation;

•	recession;

•	unemployment;

•	money supply;

•	international disorders; and

•	instability in domestic and foreign financial markets.

Changes in interest rates may affect the level of voluntary prepayments on our loans and may also affect the level of financing or refinancing by customers. We believe that the impact on our cost of funds from a rise in interest rates will depend on a number of factors, including but not limited to, the competitive environment in the banking sector for deposit pricing, opportunities for clients to invest in other markets such as fixed income and equity markets, and the propensity of customers to invest in their businesses. The effect on our net interest income from an increase in interest rates will ultimately depend on the extent to which the aggregate impact of loan re-pricings exceeds the impact of increases in our cost of funds.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

We maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses within the loan portfolio. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, the credit quality of the loan portfolio, the collateral supporting the loans and the performance of customers relative to their financial obligations with us. However, every loan we make carries a risk of non-payment. This risk is affected by, among other things, cash flow of the borrower and/or the project being financed, changes and uncertainties as to the future value of the collateral securing such loan, the credit history of the particular borrower, changes in economic and industry conditions, and the duration of the loan.

The amount of future losses is also susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. We cannot fully predict the amount or timing of losses or whether the allowance for loan losses will be adequate in the future. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to the allowance, which would adversely affect our earnings. Excessive loan losses and significant additions to our allowance for loan losses could have a material adverse impact on our financial condition and results of operations.

In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities could have a material adverse effect on our financial condition and results of operations.

We are a holding company and depend on our subsidiary bank for dividends.

As a financial holding company, we are a legal entity separate and distinct from our subsidiaries and affiliates. Our principal source of funds to support our operations, pay dividends on our common and preferred shares and service our debt is dividends from our subsidiary bank, Citizens. In the event that Citizens is unable to pay dividends to us, we may not be able to service our debt, pay our other obligations or pay dividends on our common or preferred shares, including the Series B Preferred Shares (and, therefore, the depositary shares). Accordingly, our inability to receive dividends from Citizens could also have a material adverse effect on our business, financial condition and results of operations.

Various federal and state statutory provisions and regulations limit the amount of dividends that Citizens may pay to us without regulatory approval. Generally, subject to certain minimum capital requirements, Citizens may declare a dividend without the approval of the State of Ohio Division of Financial Institutions so long as the total amount of the dividends in a calendar year does not exceed Citizens’ total net income for that year combined with its retained net income for the two preceding years. In addition, the Federal Reserve has issued policy statements that provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Thus, the ability of Citizens to pay dividends in the future is currently influenced, and could be further influenced, by bank regulatory policies and capital guidelines and may restrict our ability to declare and pay dividends on or common or preferred shares. See “Business — Supervision and Regulation” beginning on page 36 of this prospectus.

Legislative or regulatory changes or actions could adversely impact our business.

The financial services industry is extensively regulated. We are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of our operations. These laws and regulations are primarily intended for the protection of consumers, depositors, borrowers and the deposit insurance fund, not to benefit our shareholders. Changes to laws and regulations or other actions by regulatory agencies may negatively impact us, possibly limiting the services we provide, increasing the ability of non-banks to compete with us or requiring us to change the way we operate. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the ability to impose restrictions on the operation of an institution and the ability to determine the adequacy of an institution’s allowance for loan losses. Failure to comply with applicable laws, regulations and policies could result in sanctions being imposed by the regulatory agencies, including the imposition of civil money penalties, which could have a material adverse effect on our operations and financial condition.

In light of current conditions in the global financial markets and the global economy, regulators have increased their focus on the regulation of the financial services industry. In the last several years, Congress and the federal bank regulators have acted on an unprecedented scale in responding to the stresses experienced in the global financial markets. Some of the laws enacted by Congress and regulations promulgated by federal bank regulators subject us and other financial institutions to additional restrictions, oversight and costs that may have an adverse impact on our business and results of operations. In addition to laws, regulations and supervisory and enforcement actions directed at the operations of banks, proposals to reform the housing finance market contemplate winding down Fannie Mae and Freddie Mac, which could negatively affect our sales of loans.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law on July 21, 2010 and, although it became generally effective in July 2010, many of its provisions have extended implementation periods and delayed effective dates and have and will continue to require extensive rulemaking by regulatory authorities. In addition, we may be subjected to higher deposit insurance premiums to the FDIC. We may also be subject to additional regulations under the newly established Consumer Financial Protection Bureau, which was given broad authority to implement new consumer protection regulations. These and other provisions of the Dodd-Frank Act, including future rules implementing its provisions and the interpretation of those rules, may place significant additional costs on us, impede our growth opportunities and place us at a competitive disadvantage.

In July 2013, our primary federal regulator, the Federal Reserve, published final rules establishing a new comprehensive capital framework for U.S. banking organizations. The rules implement the Basel Committee’s December 2010 framework known as “Basel III” for strengthening international capital standards as well as certain provisions of the Dodd-Frank Act. The implementation of the final rules will lead to higher capital requirements and more restrictive leverage and liquidity ratios than those currently in place. In addition, in order to avoid limitations on capital distributions, such as dividend payments and certain bonus payments to executive officers, the rules require insured financial institutions to hold a capital conservation buffer of common equity tier 1 capital above the minimum risk-based capital requirements. The capital conservation buffer will be phased in over time, becoming effective on January 1, 2019, and will consist of an additional amount of common equity equal to 2.5% of risk-weighted assets. The rules will also revise the regulatory agencies’ prompt corrective action framework by incorporating the new regulatory capital minimums and updating the definition of common equity. The rules will not begin to phase in until January 1, 2014 for larger institutions and January 1, 2015 for smaller, less complex banking organizations such as the Company, and will be fully phased in by January 1, 2019. Until the rules are fully phased in, we cannot predict the ultimate impact it will have upon the financial condition or results of operations of the Company.

We may elect or need to raise additional capital in the future, but capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. In addition, federal banking agencies have recently finalized extensive changes to their capital requirements, including the adoption of the final “Basel III” rules as discussed above, which will result in higher capital requirements and more restrictive leverage and liquidity ratios than those currently in place. The final impact on us is unknown at this time, but may require us to raise additional capital in the future. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and are based on our financial performance.

Accordingly, we cannot be assured of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects.

Strong competition within our market area may reduce our ability to attract and retain deposits and originate loans.

We face competition both in originating loans and in attracting deposits within our market area, which includes Central and North Central Ohio. We compete for clients by offering personal service and competitive rates on our loans and deposit products. The type of institutions we compete with include large regional financial institutions, community banks, thrifts and credit unions operating within our market areas. Nontraditional sources of competition for loan and deposit dollars come from captive auto finance companies, mortgage banking companies, internet banks, brokerage companies, insurance companies and direct mutual funds. As a result of their size and ability to achieve economies of scale, certain of our competitors offer a broader range of products and services than we offer. We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. In addition, to stay competitive in our markets we may need to adjust the interest rates on our products to match the rates offered by our competitors, which could adversely affect our net interest margin. As a result, our profitability depends upon our continued ability to successfully compete in our market areas while achieving our investment objectives.

We rely heavily on our management team, and the unexpected loss of key management may adversely affect our operations.

Our success to date has been strongly influenced by our ability to attract and to retain senior management experienced in banking in the markets we serve. Our ability to retain executive officers and the current management team will continue to be important to successful implementation of our strategies. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.

Deposit insurance premiums may increase and have a negative effect on our results of operations.

The Deposit Insurance Fund (the “DIF”) maintained by the FDIC to resolve bank failures is funded by fees assessed on insured depository institutions. The costs of resolving bank failures has increased during the last few years and decreased the DIF. The FDIC collected a special assessment in 2009 to replenish the DIF and also required a prepayment of an estimated amount of future deposit insurance premiums. If the costs of future bank failures increase, the deposit insurance premiums required to be paid by Citizens may also increase.

Changes in tax laws could adversely affect our performance.

We are subject to extensive federal, state and local taxes, including income, excise, sales/use, payroll, franchise, withholding and ad valorem taxes. Changes to our taxes could have a material adverse effect on our results of operations. In addition, our customers are subject to a wide variety of federal, state and local taxes. Changes in taxes paid by our customers may adversely affect their ability to purchase homes or consumer products, which could adversely affect their demand for our loans and deposit products. In addition, such negative effects on our customers could result in defaults on the loans we have made and decrease the value of mortgage-backed securities in which we have invested.

We need to constantly update our technology in order to compete and meet customer demands.

The financial services market, including banking services, is undergoing rapid changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and may enable us to reduce costs. Our future success will depend, in part, on our ability to use current technology to provide products and services that provide convenience to customers and to create additional efficiencies in our operations. Some of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

Our information systems may experience an interruption or security breach.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the possible failure, interruption or security breach of our information systems, there can be no assurance that any such failure, interruption or security breach will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failure, interruption or security breach of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability.

We may be the subject of litigation which could result in legal liability and damage to our business and reputation.

From time to time, we may be subject to claims or legal action from customers, employees or others. Financial institutions like First Citizens and Citizens are facing a growing number of significant class actions, including those based on the manner of calculation of interest on loans and the assessment of overdraft fees. Future litigation could include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. We are also involved from time to time in other reviews, investigations and proceedings (both formal and informal) by governmental and other agencies regarding our business. These matters also could result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Like other large financial institutions, we are also subject to risk from potential employee misconduct, including non-compliance with policies and improper use or disclosure of confidential information. Substantial legal liability or significant regulatory action against us could materially adversely affect our business, financial condition or results of operations and/or cause significant reputational harm to our business.

We depend upon the accuracy and completeness of information about customers and other parties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided to us by customers and other parties, including financial statements and other financial information. We may also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to a business, we may assume that the customer’s audited financial statements conform with accounting principles generally accepted in the United States and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We may also rely on the audit report covering those financial statements. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with generally accepted accounting principles or that are materially misleading, or on other financial information that is inaccurate or incomplete.

Risk Factors Related to the Depositary Shares and the Series B Preferred Shares

The Series B Preferred Shares (and, therefore, the depositary shares) are equity and are subordinated to all of our existing and future indebtedness.

The Series B Preferred Shares (and, therefore, the depositary shares) are equity interests in the Company and do not constitute indebtedness. As such, the depositary shares, which represent fractional interests in the Series B Preferred Shares, rank junior to all existing and future indebtedness and other non-equity claims on the

Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of perpetual preferred stock like the Series B Preferred Shares, there is no stated maturity date (although the Series B Preferred Shares and, therefore, the depositary shares are subject to redemption at our option) and dividends are payable only if, when and as authorized and declared by our board of directors in its sole discretion and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time.

At September 30, 2013, the Company had outstanding $29.4 million of subordinated debentures which were issued to trusts formed by the Company for the purpose of issuing trust preferred securities. If (i) there has occurred and is continuing an event of default under the subordinated debentures or the subordinated notes or (ii) the Company has given notice of its election to defer payments of interest on the subordinated debentures or such a deferral has commenced and is continuing, then the Company, and in certain cases its affiliates, may not declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its, and in certain cases its affiliates’, capital stock (including the Series B Preferred Shares and, therefore, the depositary shares).

In addition, the terms of the Series B Preferred Shares do not limit the amount of debt or other obligations we or our subsidiaries may incur in the future. Accordingly, we and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Series B Preferred Shares or to which the Series B Preferred Shares will be structurally subordinated.

The Series B Preferred Shares may be junior in rights and preferences to our future preferred shares.

Subject to approval by the holders of at least two-thirds (2/3) of the Series B Preferred Shares then outstanding, voting as a separate class, we may issue preferred shares in the future the terms of which are expressly senior to the Series B Preferred Shares. The terms of any such future preferred shares expressly senior to the Series B Preferred Shares may prohibit or otherwise restrict dividend payments on the Series B Preferred Shares. For example, the terms of any such senior preferred shares may provide that, unless full dividends for all of our outstanding preferred shares senior to the Series B Preferred Shares have been paid for the relevant periods, no dividends will be paid on the Series B Preferred Shares, and no Series B Preferred Shares may be repurchased, redeemed, or otherwise acquired by us. In addition, in the event of our liquidation, dissolution or winding-up, the terms of any such senior preferred shares would likely prohibit us from making any payments on the Series B Preferred Shares until all amounts due to holders of such senior preferred shares are paid in full.

You are making an investment decision about both the depositary shares and the Series B Preferred Shares, which are different securities.

As described in this prospectus, we are issuing depositary shares representing fractional interests in our Series B Preferred Shares. The depositary will rely solely on the payments it receives on the Series B Preferred Shares to fund all payments on the depositary shares. You should carefully review the information in this prospectus regarding both of these securities because their rights and privileges are different.

We are not required to declare dividends on the Series B Preferred Shares, and dividends on the Series B Preferred Shares are non-cumulative.

Dividends on the Series B Preferred Shares (and, therefore, the depositary shares) are discretionary and will not be cumulative. If our board of directors or a duly authorized committee of our board of directors does not declare a dividend on the Series B Preferred Shares in respect of a dividend period, then no dividend will be deemed to have accrued for such dividend period, be payable on the applicable dividend payment date or be cumulative, and we will have no obligation to pay any dividend for that dividend period, whether or not our board of directors or a duly authorized committee of our board of directors declares a dividend on the Series B Preferred Shares for any future dividend period.

Investors in our depositary shares may experience losses and volatility, and we may reduce, delay or cancel payment of our dividends in a variety of circumstances.

Our earnings, cash flow, book value and dividends may fluctuate. Although we intend to pay a regular dividend on the Series B Preferred Shares (and, therefore, the depositary shares) at a specific rate, we may reduce, delay or cancel our dividend payments in the future for a variety of reasons. We may not provide public warnings of such dividend reductions, cancellations or payment delays prior to their occurrence. Fluctuations in our current and prospective earnings, cash flow and dividends, the market for similar securities, as well as many other factors such as perceptions, economic conditions and stock market conditions, can affect the price of our depositary shares. For example, higher market interest rates could cause the market price of our depositary shares to decline. Investors may experience volatile returns and material losses.

Our ability to pay dividends on the Series B Preferred Shares (and, therefore, the depositary shares) may be limited by federal regulatory considerations and the results of operations of Citizens.

Neither the depositary shares nor the Series B Preferred Shares are savings accounts, deposits or other obligations of any depository institution and are not insured or guaranteed by the FDIC or any other governmental agency or instrumentality. Furthermore, the Company is a legal entity that is separate and distinct from Citizens and its other subsidiaries who have no obligation, contingent or otherwise, to make any payments in respect of the Series B Preferred Shares or the depositary shares, or to make funds available therefor. Because the Company is a holding company that maintains only limited cash, its ability to pay dividends on, and redeem at its option, the Series B Preferred Shares (and, therefore, the depositary shares) will be highly dependent upon the receipt of dividends and other distributions from Citizens and its other subsidiaries, which, in turn, will be highly dependent upon the historical and projected results of operations, liquidity, cash flows and financial condition of Citizens and the Company’s other subsidiaries.

There are also various legal and regulatory prohibitions and other restrictions on the ability of Citizens to pay dividends, extend credit or otherwise transfer funds to the Company. Various federal and state statutory provisions and regulations limit the amount of dividends that Citizens may pay to the Company without regulatory approval. Generally, subject to certain minimum capital requirements, Citizens may declare a dividend without the approval of the State of Ohio Division of Financial Institutions so long as the total of the dividends in a calendar year does not exceed Citizens’ total net income for that year combined with its retained net income for the two preceding years. Dividend payments to the Company from Citizens may also be prohibited if such payments would impair the capital of Citizens and in certain other cases. See “Business — Supervision and Regulation” beginning on page 36 of this prospectus.

The Company also is subject to various legal and regulatory policies and requirements impacting the Company’s ability to pay accrued or future dividends on, or redeem, the Series B Preferred Shares. Under the Federal Reserve’s capital regulations, in order to ensure Tier 1 capital treatment for the Series B Preferred Shares, the Company’s redemption of any of the Series B Preferred Shares is subject to prior regulatory approval. In addition, as a matter of policy, the Federal Reserve may restrict or prohibit the payment of dividends on the Series B Preferred Shares if (i) the Company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the Company’s prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; (iii) the Company will not meet, or is in danger of not meeting, its minimum regulatory capital ratios; or (iv) the Federal Reserve otherwise determines that the payment of dividends would constitute an unsafe or unsound practice. Recent and future regulatory developments may result in additional restrictions on the Company’s ability to pay dividends.

Investors should not expect us to redeem the Series B Preferred Shares (and, therefore, the depositary shares) on the date they become redeemable or on any particular date after they become redeemable.

The Series B Preferred Shares are perpetual equity securities, which means that they have no maturity or mandatory redemption date and are not redeemable at the option of investors. The Series B Preferred Shares (and, therefore, the depositary shares) may be redeemed by us at our option, either in whole or in part, on any dividend payment date on or after the sixth anniversary of the date of issuance of the Series B Preferred Shares (and, therefore, the depositary shares). In addition, our right to redeem the Series B Preferred Shares (and, therefore, the depositary shares) is subject to limitations established by the Federal Reserve’s risk-based capital guidelines applicable to financial and bank holding companies, and under current regulatory rules and regulations we would need prior regulatory approval to redeem the Series B Preferred Shares (and, therefore, the depositary shares). We cannot assure you that the Federal Reserve will approve any redemption of the Series B Preferred Shares (and, therefore, the depositary shares) that we may propose.

There has been no prior market for the depositary shares and, although we intend to list the depositary shares on the NASDAQ Capital Market, we do not expect that an active trading market for depositary shares will develop, which means that you may not be able to sell your depositary shares promptly at desired prices or at all.

We have applied for the depositary shares to be listed on the NASDAQ Capital Market under the symbol “FCZA-B.” If the application for listing is approved, trading of the depositary shares is expected to commence within 30 days following the initial issuance of the depositary shares. However, since the size of this offering is relatively small, we do not expect that an active and liquid trading market for depositary shares will develop or be sustained in the future. If an active trading market does not develop, you may not be able to sell your depositary shares promptly, or at all. You should consider carefully the limited liquidity of your investment before purchasing any of the depositary shares. The offering price of depositary shares may bear no relationship to the price at which such shares will trade upon completion of this offering. The stock market has experienced significant price and volume fluctuations recently and you may not be able to resell your depositary shares promptly or at all at or above the initial public offering price.

The depositary shares may trade at prices higher or lower than their initial offering price. The trading price of the depositary shares may depend on many factors, including:

•	the market price of our common shares;

•	any changes in prevailing interest rates;

•	the market for similar securities;

•	additional issuances by us of other series or classes of preferred shares or debt;

•	general economic conditions or conditions in the financial markets; and

•	our financial condition, performance and prospects.

Holders of the Series B Preferred Shares and depositary shares have limited voting rights.

The holders of the Series B Preferred Shares (and, therefore, the depositary shares) will have no voting rights except with respect to certain fundamental changes in the terms of the Series B Preferred Shares and certain other matters and except as may be required by applicable law. See “Description of Series B Preferred Shares — Voting Rights” in this prospectus.

We are subject to extensive regulation, and ownership of the depositary shares may have regulatory implications for holders thereof.

We are subject to extensive federal and state banking laws, including the Bank Holding Company Act of 1956, as amended (the “BHCA”), and federal and state banking regulations, that impact the rights and obligations of owners of the Series B Preferred Shares (and, therefore, the depositary shares), including, for example, our ability to declare and pay dividends on, and to redeem, the Series B Preferred Shares (and, therefore, the depositary shares). Although we do not believe the Series B Preferred Shares are considered “voting securities” currently, if they were to become voting securities for the purposes of the BHCA, a holder of 10% or more of the Series B Preferred Shares, or a holder of a lesser percentage of our Series B Preferred Shares that is deemed to exercise a “controlling influence” over us, may become subject to regulation under the BHCA. In addition, if the Series B Preferred Shares become “voting securities,” then (a) any bank holding company or foreign bank that is subject to the BHCA may need approval to acquire or retain more than 5% of the then outstanding Series B Preferred Shares, and (b) any holder (or group of holders acting in concert) may need regulatory approval to acquire or retain 10% or more of the Series B Preferred Shares. A holder or group of holders may also be deemed to control us if they own one-third or more of our total equity, both voting and non-voting, aggregating all shares held by the investor across all classes of stock. Holders of the depositary shares should consult their own counsel with regard to regulatory implications of the ownership thereof.

You may have to pay taxes if we make or fail to make certain adjustments to the conversion price of the Series B Preferred Shares (and, therefore, the depositary shares) even though you do not receive a corresponding distribution.

The conversion price of the Series B Preferred Shares (and, therefore, the conversion price of the depositary shares) is subject to adjustment in certain circumstances. If the conversion price is adjusted, under certain circumstances you may be treated as having received a constructive dividend from us, resulting in income to you for U.S. federal income tax purposes, even though you would not receive any cash related to that adjustment and even though you might not exercise your conversion right. In addition, if we fail to make (or adequately make) an adjustment to the conversion price after an event that increases your proportionate interest in us, you may be deemed to have received a taxable dividend. If you are a non-U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences” beginning on page 69 of this prospectus), any deemed dividend may be subject to U.S. federal withholding tax (currently at a 30% rate, or such lower rate as may be specified by an applicable treaty), which may be withheld from subsequent payments on the depositary shares (or, in certain circumstances, withheld from any payments on common shares), to the extent permitted under applicable law. See “Material U.S. Federal Income Tax Consequences” beginning on page 69 of this prospectus).

Risk Factors Related to Our Common Shares

The market price of our common shares may be subject to fluctuations and volatility.

The market price of our common shares may fluctuate significantly due to, among other things, changes in market sentiment regarding our operations or business prospects, the banking industry generally or the macroeconomic outlook. Factors that could impact our trading price include:

•	our operating and financial results, including how those results vary from the expectations of management, securities analysts and investors;

•	developments in our business or operations or in the financial sector generally;

•	the sale of the depositary shares in this offering, and future offerings by us of debt or preferred shares, which would be senior to our common shares upon liquidation and for purposes of dividend distributions;

•	legislative or regulatory changes affecting our industry generally or our business and operations specifically;

•	the operating and stock price performance of companies that investors consider to be comparable to us;

•	announcements of strategic developments, acquisitions and other material events by us or our competitors;

•	expectations of or actual equity dilution, including the actual or expected dilution to various financial measures, including earnings per share, that may be caused by this offering;

•	actions by our current shareholders, including future sales of common shares by existing shareholders, including our directors and executive officers; and

•	other changes in U.S. or global financial markets, global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Equity markets in general and our common shares in particular have experienced considerable volatility over the past few years. The market price of our common shares may continue to be subject to volatility unrelated to our operating performance or business prospects. Increased volatility could result in a decline in the market price of our common shares.

The sale of substantial amounts of our common shares or securities convertible into our common shares in the public market could depress the price of our common shares.

In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide fluctuations that have not necessarily been related to their operating performance. Therefore, our shareholders may not be able to sell their shares at the volumes, prices, or times that they desire. We cannot predict the effect, if any, that future sales of our common shares or securities convertible into our common shares, such as the Series B Preferred Shares (and, therefore, the depositary shares), in the market, or availability of shares of our common shares or securities convertible into our common shares for sale in the market, will have on the market price of our common shares. We can give no assurance that sales of substantial amounts of our common shares or securities convertible into our common shares in the market, or the potential for large amounts of sales in the market, would not cause the price of our securities to decline or impair our ability to raise capital through sales of our common shares.

The trading volumes for our common shares may not provide adequate liquidity for investors.

Our common shares are listed on the NASDAQ Capital Market; however, the average daily trading volume in our common shares is less than that of many larger financial services companies. A public trading market having the desired characteristics of depth, liquidity, and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of our common shares at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the current daily average trading volume of our common shares, significant sales of our common shares in a brief period of time, or the expectation of these sales, could cause a material decline in the price of our common shares.

We have implemented anti-takeover devices that could make it more difficult for another company to purchase us, even though such a purchase may increase shareholder value.

In many cases, shareholders may receive a premium for their shares if we were purchased by another company. State law and our Articles and Amended and Restated Code of Regulations (“Code of Regulations”) make it difficult for anyone to purchase us without the approval of our board of directors. Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities. See “Description of Common Shares — Anti-Takeover Effects of Articles of Incorporation, Code of Regulations and Ohio Law” beginning on page 63 of this prospectus.

Investors could become subject to regulatory restrictions upon ownership of our common shares.

Under the federal Change in Bank Control Act, a person may be required to obtain prior approval from the Federal Reserve before acquiring the power to directly or indirectly control our management, operations, or policy or before acquiring 10% or more of our common shares. Because the Series B Preferred Shares and depositary shares are convertible into our common shares, potential investors who seek to participate in this offering should evaluate whether they could become subject to the approval and other requirements of this federal statute and related rules and regulations.

DESCRIPTION OF THE OFFERING

Offering Priorities

We are offering the depositary shares for sale to the public in the following descending order of priority. The filling of all subscriptions that we receive will depend on the availability of depositary shares after satisfaction of all subscriptions of all persons having a higher priority in the offering and to the minimum, maximum and overall purchase limitations. The opportunity to subscribe for depositary shares in the offering is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.

Priority 1: Existing Shareholders. Each shareholder of First Citizens who is a beneficial owner of our common shares will be given the opportunity to purchase, subject to the overall purchase limitations, up to the lesser of (1) 160,000 depositary shares ($4,000,000), or (2) the amount of depositary shares, assuming conversion of such depositary shares into our common shares, whereby the purchaser’s total beneficial ownership of our common shares (including any common shares currently owned) would not exceed 5% of our outstanding common shares after the offering.

If there are not sufficient depositary shares available to satisfy all Priority 1 subscriptions, shares will first be allocated so as to permit each Priority 1 subscriber to purchase a number of depositary shares sufficient to make his or her total allocation equal to the lesser of (1) 4,000 depositary shares ($100,000) or (2) the number of depositary shares for which he or she subscribed. Thereafter, unallocated depositary shares will be allocated to each Priority 1 subscriber whose subscription remains unsatisfied in the proportion in which the aggregate number of shares as to which each such Priority 1 subscription remains unsatisfied bears to the aggregate number of shares as to which all such Priority 1 subscriptions remain unsatisfied.

Priority 2: Customers and Local Community. To the extent that depositary shares remain available for purchase after satisfaction of all subscriptions of Priority 1 subscribers, we may offer depositary shares to customers of Citizens and to residents of the local communities we serve. For purposes of Priority 2 qualification, “community” or “local community” is defined as the Ohio counties of Champaign, Crawford, Erie, Franklin, Huron, Logan, Madison, Ottawa, Richland, and Summit.

Priority 2 subscribers will be given the opportunity to purchase, subject to the overall purchase limitations, up to the lesser of (1) 160,000 depositary shares ($4,000,000), or (2) the amount of depositary shares, assuming conversion of such depositary shares into our common shares, whereby the purchaser’s beneficial ownership of our common shares would not exceed 5% of our outstanding common shares after the offering.

If there are not sufficient depositary shares available to satisfy all Priority 2 subscriptions, shares will first be allocated so as to permit each Priority 2 subscriber to purchase a number of depositary shares sufficient to make his or her total allocation equal to the lesser of (1) 4,000 depositary shares ($100,000) or (2) the number of depositary shares for which he or she subscribed. Thereafter, unallocated depositary shares will be allocated to each Priority 2 subscriber whose subscription remains unsatisfied in the proportion in which the aggregate number of shares as to which each such Priority 2 subscription remains unsatisfied bears to the aggregate number of shares as to which all such Priority 2 subscriptions remain unsatisfied.

The term “residing” or “resident” as used in this prospectus means any person who occupies a dwelling within the community. We may utilize deposit or loan records or other evidence available to us to decide whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

Syndicated Offering

To the extent that depositary shares remain available for purchase after satisfaction of all Priority 1 and Priority 2 subscriptions, we may offer depositary shares to interested investors without regard to the investor’s status as either an existing shareholder of First Citizens or customer of Citizens, and without regard to the investor’s place of residence in a syndicated offering in a manner that will achieve a widespread distribution of our depositary shares to the general public. If a syndicated offering is held, KBW will serve as sole placement agent and will assist us in selling our depositary shares on a best efforts basis. In such capacity, KBW may form a syndicate of other broker-dealers who are Financial Industry Regulatory Authority member firms. Neither KBW nor any registered broker-dealer will have any obligation to take or purchase any of the depositary shares sold in the syndicated offering.

In the syndicated offering, any person may purchase up the lesser of (1) 160,000 depositary shares ($4,000,000), or (2) the amount of depositary shares, assuming conversion of such depositary shares into our common shares, whereby the purchaser’s beneficial ownership of our common shares would not exceed 5% of our outstanding common shares after the offering. If there are not sufficient depositary shares available to satisfy all subscriptions received in the syndicated offering, shares will be allocated to each such subscriber whose subscription remains unsatisfied in the proportion in which the aggregate number of shares as to which each such syndicated offering subscription remains unsatisfied bears to the aggregate number of shares as to which all such syndicated offering subscriptions remain unsatisfied.

We retain the right to accept or reject in whole or in part any orders in the syndicated offering. The syndicated offering may begin concurrent with, during or after the commencement or termination of the shareholder and community offerings.

Procedure for Purchasing Shares in the Offering

Expiration Date. The offering will expire at 12:00 noon Eastern Time, on December 4, 2013, unless we extend it for up to 45 days. This extension may be approved by us, in our sole discretion, without further approval or additional notice to subscribers in the offering. If the offering is extended past January 17, 2014, we will resolicit subscribers. In such event, you will have the opportunity to confirm, change or cancel your order within a specified period of time. If you do not respond during that period, your subscription will be cancelled and your funds submitted will be returned promptly without interest. We will not accept any subscription until at least a minimum of 800,000 of the depositary shares being offered have been sold. If we have not sold the minimum of 800,000 depositary shares by the expiration date of the offering or any extension thereof, we will terminate the offering and cancel all orders, and payment will be returned promptly to the subscribers, without interest. We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will promptly return all funds submitted, without interest. We have the right to reject any subscription submitted in the offering.

Use of Order Forms. In order to purchase depositary shares in the offering, you must complete and sign an original order form and remit full payment. We will not be required to accept incomplete order forms, unsigned order forms, or orders submitted on photocopied or facsimiled order forms. All order forms must be received, not postmarked, prior to 12:00 noon, Eastern Time, on December 4, 2013, unless the expiration date of the offering is extended. We are not required to accept order forms that are not received by that time, are executed defectively or are received without full payment. We are not required to notify subscribers of incomplete or improperly executed order forms. We have the right to permit the correction of incomplete or improperly executed order forms or waive immaterial irregularities. We do not represent, however, that we will do so. You may submit your order form and payment by mail using the order reply envelope provided, by overnight delivery to our Offering Information Center at the indicated address on the order form or by hand-delivery to First Citizens’ executive offices located at 100 East Water Street, Sandusky, Ohio. Order forms may not be delivered to any of our other bank branches. Please do not mail order forms to First Citizens or any of our bank branches. Once tendered, an order form cannot be modified or revoked without our consent or unless the offering is terminated or is extended beyond January 17, 2014. We reserve the absolute right, in our sole discretion, to reject orders received in the offering, in whole or in part, at the time of receipt or at any time prior to completion of the offering.

By signing the order form, you will be acknowledging that the depositary shares being purchased, and the underlying Series B Preferred Shares, are not a deposit or savings account and are not federally insured or otherwise guaranteed by First Citizens or the federal government, and that you received a copy of this prospectus prior to making any investment decision. However, signing the order form will not result in you waiving your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Payment for Shares. Payment for all depositary shares will be required to accompany all completed order forms for the purchase to be valid. Payment for depositary shares may be made by personal check, bank check or money order, payable to “U.S. Bank/FCZA — Escrow Account”. Checks and money orders will be immediately cashed and placed in a segregated account at U.S. Bank, National Association, who will serve as our escrow agent for the offering. Wire transfers will not be accepted for payment during the shareholder and customer/community offering. U.S. Bank, National Association, is acting only as an escrow agent in connection with the offering of securities described herein, and has not endorsed, recommended or guaranteed the purchase, value or repayment of such securities.

We have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the depositary shares for which they subscribe at any time prior to 48 hours before the completion of the offering. This payment may be made by wire transfer.

Using Retirement Account Funds. If you are interested in using your individual retirement account (“IRA”) funds or other retirement account funds to purchase depositary shares, you must do so through a self-directed retirement account, such as offered by an independent trustee or custodian, such as a brokerage firm. By regulation, Citizens’ retirement accounts are not self-directed. Therefore, if you wish to use funds that are currently in a Citizens IRA or other retirement account, the funds you wish to use for the purchase of depositary shares will have to be transferred to a self-directed retirement account before you place a subscription order. If you don’t have such an account, you must establish one. There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers. An annual administrative fee or other fees may be payable to the independent trustee or custodian. If you are interested in using funds in a retirement account at Citizens or elsewhere to purchase depositary shares, please contact our Offering Information Center as soon as possible, preferably at least two weeks prior to the end of the offering period, because processing such transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held. We cannot guarantee that you will be able to use such funds.

How You Can Obtain Additional Information — Offering Information Center

Our banking personnel may not, by law, assist with investment-related questions about the offering. If you have questions regarding the offering, please call our Offering Information Center. The toll-free telephone number is (877) 860-2070. The Offering Information Center is open Monday through Friday, between 10:00 a.m. and 4:00 p.m., Eastern Time. The Offering Information Center will be closed on weekends and bank holidays.

USE OF PROCEEDS

Based on a public offering price of $25.00 per depositary share, we estimate that (i) the net proceeds from the sale of the maximum number of depositary shares that we may sell in this offering (1,000,000 depositary shares) will be approximately $23.45 million after deducting underwriting commissions and estimated offering expenses payable by us and (ii) the net proceeds from the sale of the minimum number of depositary shares that we may sell in this offering (800,000 depositary shares) will be approximately $18.65 million after deducting underwriting commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of the sale of the depositary shares to redeem all of the shares of our outstanding Series A Preferred Shares which we originally issued and sold to the U.S. Treasury on January 23, 2009 in conjunction with our participation in TARP. On July 3, 2012, the U.S. Treasury completed the sale of all 23,184 of the Series A Preferred Shares to various investors pursuant to a modified “Dutch auction” process. The terms of the Series A Preferred Shares permit us to redeem the Series A Preferred Shares at any time, in whole or in part, at our option, subject to prior approval by the appropriate federal banking agency. The aggregate redemption price will be the approximately $23.18 million liquidation amount currently outstanding, plus accrued and unpaid dividends to but excluding the date of redemption.

We have advised our federal banking regulator, the Federal Reserve, that we intend to use the net proceeds from this offering to fund the redemption of the Series A Preferred Shares. If the net proceeds from the sale of depositary shares in this offering are less than the amount necessary to fund the redemption of all of the Series A Preferred Shares, we intend to still redeem all of the Series A Preferred Shares using the net proceeds of this offering and existing cash resources. Subject to our receipt of approval from the Federal Reserve, we intend to complete the redemption of the Series A Preferred Shares promptly following the completion of the sale of the depositary shares and prior to the increase in the dividend rate on the Series A Preferred Shares from 5% to 9% per annum beginning on February 14, 2014. To redeem the Series A Preferred Shares, we must give notice of the redemption to the holders of record of the Series A Preferred Shares not less than 30 days and not more than 60 days before the date of redemption.

Certain of our directors currently own an aggregate of 5,983 Series A Preferred Shares and would be entitled to receive redemption proceeds of $1,000 per Series A Preferred Share (plus any accrued and unpaid dividends) as a result of our redemption of the Series A Preferred Shares. See “Related Party Transactions” beginning on page 44 of this prospectus.

We expect to use the remainder of the net proceeds from the sale of the depositary shares, if any, for general corporate purposes, which may include:

•	capital contributions to our bank subsidiary to increase regulatory capital; and

•	investments at the holding company level.

Until we utilize the net proceeds of the offering, we expect to invest these funds temporarily in liquid, short-term high quality securities.

The precise amounts and timing of our use of the net proceeds from this offering will depend upon market conditions and the availability of other funds, among other factors. From time to time, we may engage in additional capital financings as we deem appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of other securities.

CAPITALIZATION

The following table sets forth our consolidated long-term indebtedness and capitalization at September 30, 2013, (i) on an actual basis, and (ii) as adjusted to give effect to the sale of a maximum offering of 1,000,000 depositary shares, each representing a 1/40th ownership interest in a Series B Preferred Share, at a public offering price of $25.00 per depositary share and the redemption of all 23,184 of our Series A Preferred Shares using the proceeds from this offering. For purposes of this table, our estimated net proceeds will be approximately $23.45 million, after deducting estimated offering expenses and underwriting commissions, and the estimated cost of redeeming our Series A Preferred Shares is $23.18 million. No other change in our consolidated capitalization since September 30, 2013 is reflected in the table. This table should be read together with our consolidated financial statements and related notes incorporated by reference into this prospectus.

	As of September 30, 2013
	Actual	Adjustments		As Adjusted on a Pro Forma Basis
	(dollars in thousands, unaudited)
Long-term debt
Subordinated debentures	$29,427	$—		$29,427
Federal Home Loan Bank advances	37,735	—		37,735

Total long-term debt	$67,162	$—		$67,162

Shareholders’ equity
Preferred Shares
Series A Preferred Shares, no par value per share, 23,184 shares authorized and issued, 0 pro forma shares issued	$23,184	$(23,184	)(1)	$—
Series B Preferred Shares, no par value per share, no shares authorized or issued, 25,000 pro forma shares authorized and issued	—	23,446	(2)	23,446
Common Shares, no par value per share, 8,455,881 shares issued, 8,455,881 pro forma shares issued	114,365	—		114,365
Accumulated deficit	(11,268)	—		(11,268)
Treasury Shares, at cost — 747,964 shares	(17,235)	—		(17,235)
Accumulated other comprehensive loss, net	(6,130)	—		(6,130)

Total Shareholders’ equity	$102,916	$262		$103,178
Total long-term debt and shareholders’ equity	$170,078	$262		$170,340

Capital Ratios
Tier 1 capital to risk-weighted assets	13.26%			13.33%
Total capital to risk-weighted assets	14.66%			14.73%
Tier 1 capital to average assets	9.55%			9.58%

(1)	Reflects redemption of all 23,184 Series A Preferred Shares using the net proceeds of this offering.
(2)	Reflects the sale of a maximum offering of 1,000,000 depositary shares representing fractional interests in 25,000 Series B Preferred Shares in this offering, net of estimated offering expenses and underwriting commissions.

PRICE RANGE OF COMMON SHARES AND DIVIDENDS

Prior to this offering, there has been no established market for the depositary shares. We have applied for the depositary shares to be listed on the NASDAQ Capital Market under the symbol “FCZA-B.” If the application for listing is approved, trading of the depositary shares is expected to commence within 30 days following the initial issuance of the depositary shares. However, we cannot assure you that persons purchasing depositary shares will be able to sell them at or above the offering price set forth on the cover page of this prospectus.

Our common shares are listed on the NASDAQ Capital Market under the symbol “FCZA.” At October 25, 2013, we had 7,707,917 common shares outstanding, which were held of record by approximately 1,375 shareholders.

The following table sets forth, for the periods indicated, the high and low sales prices of our common shares as reported on the NASDAQ Capital Market for trades occurring during normal trading hours, and the cash dividends declared per share for each such period:

	High	Low	Dividends Per Common Share
2011
First Quarter	$4.99	$3.83	$—
Second Quarter	4.25	3.70	—
Third Quarter	4.09	3.25	—
Fourth Quarter	4.21	3.21	0.03

2012
First Quarter	$5.73	$3.82	$0.03
Second Quarter	7.10	5.39	0.03
Third Quarter	6.81	5.04	0.03
Fourth Quarter	6.10	4.91	0.03

2013
First Quarter	$7.00	$5.15	$0.03
Second Quarter	7.71	6.84	0.04
Third Quarter	7.44	6.37	0.04
Fourth Quarter (through October 31, 2013)	6.98	5.94	—

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following table sets forth our ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred share dividends for the periods indicated. As of September 30, 2013, we had 23,184 Series A Preferred Shares outstanding. The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred share dividends is computed by dividing earnings by the sum of fixed charges and preferred share dividends. For purposes of computing these ratios, earnings consist of income before income taxes plus interest expense, and fixed charges consist of interest expense and the interest portion of our rental expense. Preferred share dividend requirements represent the amount of pre-tax income required to pay dividends on preferred shares using our effective income tax rate.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Ratio of earnings to fixed charges
Including Interest on Deposits	2.71x	1.97x	2.18x	1.64x	0.70x	1.10x	(0.73)x
Excluding Interest on Deposits	4.96x	3.54x	4.06x	2.99x	0.06x	1.32x	(4.87)x

Ratio of earnings to combined fixed charges and preferred share dividends
Including Interest on Deposits	2.39x	1.82x	1.99x	1.55x	0.73x	1.09x	(0.73)x
Excluding Interest on Deposits	3.58x	2.72x	3.06x	2.35x	0.30x	1.27x	(4.87)x
Pro Forma Including Interest on Deposits (1)	2.15x	–	1.82x	–	–	–	–
Pro Forma Excluding Interest on Deposits (1)	2.71x	–	2.59x	–	–	–	–

(1)	For the nine months ended September 30, 2013 and the year ended December 31, 2012, our pro forma ratio of earnings to fixed charges and preferred share dividends reflect the pro forma effects on earnings and fix charges and preferred share dividends from this offering and the redemption of the Series A Preferred Shares as described herein under “Use of Proceeds.”

BUSINESS

Overview

First Citizens was organized under the laws of the State of Ohio on February 19, 1987 and is a registered financial holding company under the Gramm-Leach-Bliley Act of 1999, as amended. At September 30, 2013, we had total consolidated assets of approximately $1.1 billion and total shareholders’ equity of approximately $102.9 million. Our principal executive offices are located at 100 East Water Street, Sandusky, Ohio 44870, and our telephone number is (419) 625-4121. Our Internet address is www.fcza.com. The information on our website is not a part of or incorporated by reference in this prospectus.

Citizens, which has been owned by First Citizens since the formation of the holding company in 1987, opened for business in 1884 as The Citizens National Bank. In 1898, Citizens was reorganized under Ohio banking law and was known as The Citizens Bank and Trust Company. In 1908, Citizens surrendered its trust charter and began operation under its current name. First Citizens and Citizens have completed the following five acquisitions since 1998: (i) in December 2007, we acquired Futura Banc Corp. and its subsidiary, Champaign National Bank, with total assets of approximately $280 million; (ii) in October 2007, we acquired two branch offices and approximately $49 million of associated deposits from Miami Valley Bank; (iii) in 2004, we acquired FNB Financial Corp and its subsidiary, First National Bank of Shelby, with total assets of approximately $196 million; (iv) in 2002, we acquired Independent Community Banc Corp and its subsidiary, Citizens National Bank of Norwalk, with total assets of approximately $136 million; and (v) in 1998, we acquired Farmers State Bank located in New Washington, Ohio with total assets of approximately $154 million.

Citizens is an Ohio-chartered bank and is insured under the Federal Deposit Insurance Act. Citizens maintains its main office at 100 East Water Street, Sandusky, Ohio and operates 27 branch banking offices in the following communities in Central and North Central Ohio: Sandusky (2), Norwalk (2), Berlin Heights, Huron, Port Clinton, Castalia, New Washington, Shelby (3), Willard, Chatfield, Tiro, Greenwich, Plymouth, Shiloh, Akron, Dublin, Hilliard, Plain City, Russells Point, Urbana (2), West Liberty and Quincy. Citizens’ operates 19 banking offices in North Central Ohio under the name “Citizens Bank” and operates eight banking offices in Central Ohio and one banking office in Akron, Ohio under the name “Champaign Bank.” Citizens had total loans (net of allowance) of approximately $802.3 million and total deposits of approximately $942.5 million at September 30, 2013.

Citizens accounted for substantially all of the Company’s consolidated assets at September 30, 2013. The following subsidiaries are also wholly-owned by the Company or Citizens:

•	First Citizens Insurance Agency, Inc. was formed in 2001 to allow the Company to participate in commission revenue generated through its third party insurance agreement.

•	Water Street Properties was formed in 2003 to hold properties repossessed by First Citizens subsidiaries.

•	First Citizens Investments, Inc. was formed in 2007 as a wholly-owned subsidiary of Citizens to hold and manage Citizens’ securities portfolio. The operations of FCI are located in Wilmington, Delaware.

•	First Citizens Capital LLC was also formed in 2007 as a wholly-owned subsidiary of Citizens to hold certain inter-company debt that is eliminated in consolidation. The operations of FCC are located in Wilmington, Delaware.

•	FC Refund Solutions, Inc. was formed in 2012 and is currently inactive.

Through Citizens we are primarily engaged in the business of community banking, which accounts for substantially all of our revenue, operating income and assets. Citizens conducts a general banking business that involves collecting customer deposits, making loans, purchasing securities, and offering trust services. Interest and fees on loans accounted for approximately 70% of total revenue for 2012, approximately 70% of total revenue for 2011, and approximately 71% of total revenue for 2010.

The holding company’s primary source of funds is the receipt of dividends paid by our subsidiaries, principally Citizens. The ability of Citizens to pay dividends is subject to limitations under various laws and regulations and to prudent and sound banking principles. Generally, subject to certain minimum capital requirements, Citizens may declare a dividend without the approval of the State of Ohio Division of Financial Institutions so long as the total of the dividends in a calendar year does not exceed Citizens’ total net income for that year combined with its retained net income for the two preceding years. Dividend payments to the Company from Citizens may also be prohibited if such payments would impair the capital of Citizens and in certain other cases. See “— Supervision and Regulation” beginning on page 36.

Market Area and Competition

Citizens currently operates 28 offices in Central and North Central Ohio. Our market area consists of the counties of Erie, Crawford, Champaign, Franklin, Logan, Summit, Huron, Ottawa, Union, Madison and Richland in Ohio.

Economic and competitive changes and challenges in Ohio over the last decade have required many banks to rethink their business strategy. We believe rural markets continue to provide strong core deposit opportunities, but often offer somewhat limited opportunities to generate substantial loan growth. Alternatively, urban areas provide greater opportunities for loan growth, but often demand higher costs for deposits necessary to fund those loans due to increased competition. Our geographic footprint in Central and North Central Ohio has allowed us to develop a strategy of attracting low-cost core deposits from loyal customers in our rural and legacy markets while deploying a substantial amount of these deposits to fund loans in our more urban markets, including in Franklin and Summit Counties in the Columbus and Akron, Ohio markets.

We face competition both in originating loans and in attracting deposits within our market area. We compete for clients by offering personal service and competitive rates on our loans and deposit products. The type of institutions we compete with include large regional financial institutions, community banks, thrifts and credit unions operating within our market areas. Nontraditional sources of competition for loan and deposit dollars come from captive auto finance companies, mortgage banking companies, internet banks, brokerage companies, insurance companies and direct mutual funds.

Lending Activities

Throughout the Company we are focused on acquiring and retaining customer relationships. We train and educate our commercial lending, select banking, cash management and wealth management groups to work together as a cohesive, interactive group to build customer relationships and cross-sell our products and services. Our focus is on building multi-account relationships as opposed to booking “one-off” transactions. We believe the success of our customer-centered focus is reflected in our net loan growth during 2012 of approximately $31 million, and our emphasis on cross-selling throughout the Company contributed to an increase in noninterest income during 2012 of approximately $0.64 million.

Citizens’ primary lending focus continues to be both residential and commercial real estate loans. Residential real estate mortgages comprised 30% of the total loan portfolio at September 30, 2013, 31% at December 31, 2012, 35% at December 31, 2011, and 39% at December 31, 2010. Commercial real estate loans comprised 53% of the total loan portfolio at September 30, 2013, 53% at December 31, 2012, 47% at December 31, 2011, and 44% at December 31, 2010. Commercial and agricultural loans comprised 13% of the total loan portfolio at September 30, 2013, 12% at December 31, 2012, 11% at December 31, 2011, and 11% at December 31, 2010. Citizens’ loan portfolio does not include any foreign-based loans, loans to lesser-developed countries or loans to the Company.

The amounts of gross loans outstanding at September 30, 2013 are shown in the following table according to loan category.

September 30, 2013
(Dollars in thousands)
Commercial real estate	$431,733
Residential real estate	244,393
Commercial and agricultural	105,830
Real estate construction	26,661
Consumer and other	10,954

Total loans	$819,571

Commercial loans are loans made for commercial, industrial and professional purposes to sole proprietorships, partnerships, corporations and other business enterprises. Agricultural loans are for financing agricultural production, including all costs associated with growing crops or raising livestock. Commercial and agricultural loans may be secured by equipment, inventory, accounts receivable or other assets (other than real estate), or unsecured, requiring one single repayment or on an installment repayment schedule. These loans involve certain risks relating to changes in local and national economic conditions and the resulting effect on the borrower. Secured loans not collateralized by real estate mortgages maintain a loan-to-value ratio ranging from 50% in the case of certain stocks, to 100% in the case of savings or time deposit accounts. Unsecured credits rely on the financial strength and previous credit experience of the borrower and in many cases the financial strength of the principals when such credit is extended to a corporation or other similar type of borrower.

Commercial real estate mortgage loans are made predicated on having a security interest in real property and are secured wholly or substantially by a lien on that property. Commercial real estate mortgage loans are generally underwritten with a maximum loan-to-value ratio of 80%. Commercial real estate lending entails substantial risks because these loans often involve large loan balances to a single borrower and the payment experience on these loans is typically dependent on the successful operation of the project or business. These risks can also be significantly affected by supply and demand conditions in the local market for apartments, offices, warehouses or other commercial space. We attempt to mitigate our risk exposure by considering properties with existing operating history that can be analyzed, requiring conservative debt coverage ratios, and periodically monitoring the operation and physical condition of the collateral as well as the business occupying the property.

Residential real estate mortgage loans are also made predicated on having a security interest in real property and are secured wholly or substantially by a lien on that property. These loans are primarily secured by one-to-four family real estate. Residential real estate mortgage loans generally pose less risk to the Company than commercial real estate mortgage loans due to the nature of the collateral being less susceptible to sudden changes in value.

Real estate construction loans are for the construction of residential homes, new commercial buildings or additions to existing buildings. Generally, these loans are secured by one-to-four family real estate or commercial real estate. The Company controls disbursements in connection with construction loans based on the expected timeline of the construction associated with the project.

Consumer loans are made to individuals for household, family and other personal expenditures. These expenditures include the purchase of vehicles or furniture, educational expenses, medical expenses, taxes or vacation expenses. Consumer loans may be secured by titled vehicles, household goods, deposit accounts or other assets (other than real estate), or unsecured, generally requiring repayment on an installment repayment schedule. Consumer loans pose a relatively higher credit risk because often these loans are secured by personal property that can diminish in value relatively quickly. This higher risk is moderated by the use of certain loan to value limits on secured credits and aggressive collection efforts.

We also grant letters of credit to customers in the normal course of business, which are not reflected in our consolidated financial statements. As of September 30, 2013, Citizens was contingently liable for approximately $2.4 million with respect to outstanding letters of credit. In addition, Citizens had issued lines of credit to certain commercial customers, typically for the working capital needs of the borrower. At September 30, 2013, Citizens had commitments to extend credit in the aggregate amounts of approximately $186.8 million. Of these amounts, approximately $166.1 million represented lines of credit and construction loans, and approximately $20.7 million represented overdraft protection commitments at September 30, 2013. These amounts represent the portion of total commitments that had not been used by customers as of September 30, 2013.

Allowance for Loan Losses

We utilize a rolling loss migration model to develop Citizens’ allowance for loan losses, making “qualitative” adjustments” as necessary. We believe this results in a conservative but supportable estimate of potential losses within our loan portfolio.

The following table shows the daily average loan balances and changes in the allowance for loan losses for the periods indicated.

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)
	(Dollars in thousands)
Daily average amount of loans net of unearned income	$813,888	$774,704	$780,789	$763,918	$784,263	$789,347	$799,413

Allowance for loan losses at beginning of period	$19,742	$21,257	$21,257	$21,768	$15,271	$8,862	$7,374

Loan charge-offs:
Commercial and agriculture	301	610	841	2,447	2,710	3,013	2,478
Commercial real estate	1,266	2,463	3,440	4,561	4,653	1,493	2,530
Real estate mortgage	2,579	2,803	4,506	3,748	4,029	2,393	1,952
Real estate construction	136	297	446	981	799	497	33
Consumer	183	174	246	193	460	655	788
Leases	—	—	—	—	—	—	17

	4,465	6,347	9,479	11,930	12,651	8,051	7,798

Recoveries of loans previously charged-off
Commercial and agriculture	123	280	353	307	303	204	389
Commercial real estate	257	371	612	390	650	364	158
Real estate mortgage	364	208	397	429	99	363	197
Real estate construction	107	104	131	387	—	—	18
Consumer	69	51	71	106	156	206	282
Leases	—	—	—	—	—	—	35

	920	1,014	1,564	1,619	1,208	1,137	1,079

Net charge-offs (1)	(3,545)	(5,333)	(7,915)	(10,311)	(11,443)	(6,914)	(6,719)
Provision for loan losses (2)	1,100	5,565	6,400	9,800	17,940	13,323	8,207

Allowance for loan losses at period-end	$17,297	$21,489	$19,742	$21,257	$21,768	$15,271	$8,862

Allowance for loan losses as a percent of loans at year-end	2.11%	2.68%	2.42%	2.71%	2.84%	1.93%	1.11%
Ratio of net charge-offs to average loans outstanding	0.44%	0.69%	1.01%	1.35%	1.46%	0.88%	0.84%

(1)	The amount of net charge-offs fluctuates from period to period due to factors relating to the condition of the general economy, decline in market values of collateral and deterioration of a borrower’s underlying businesses.
(2)	The determination of the balance of the allowance for loan losses is based on a detailed analysis of the loan portfolio and reflects an amount that, in management’s judgment, is adequate to provide for probable incurred loan losses. Such analysis is based on a review of specific loans, the character of the loan portfolio, current economic conditions, risk management practices and such other factors as management believes require current recognition in estimating probable incurred loan losses.

Citizens measures the adequacy of the allowance for loan losses by using both specific and general components. The specific component relates to the evaluation of each loan identified as impaired. The general component consists of a pooling of commercial credits risk graded as special mention and substandard, based on portfolio experience, and general reserves, which are based on a rolling average of historical net charge-offs, adjusted for current economic factors. Factors in the determination of the economic reserve include items such as changes in the economic and business conditions in the bank’s markets, changes in lending policies and procedures and changes in loan concentrations. The allowance for loan losses to total loans decreased from 2.71% at year end 2011 to 2.42% at year end 2012, and 2.11% at September 30, 2013.

Deposits

Similar to our lending strategy, our branch network is focused on taking care of our customers and generating referral opportunities, with a goal of cementing long-term relationships while at the same time providing us with low-cost funding. The checking account typically brings a longer term customer relationship and the opportunity to generate additional fee income and, in the case of our business customers, the opportunity to provide cash management services. Noninterest bearing deposits (i.e., checking accounts) as a percentage of total deposits increased from 15% of total deposits at year end 2008 to approximately 22% at the end of 2012.

The average daily amount of deposits (all in domestic offices) and average rates paid on such deposits is summarized for the periods indicated in the table below.

	Year ended December 31,
	2012		2011		2010
	Average balance	Average rate paid	Average balance	Average rate paid	Average balance	Average rate paid
	(Dollars in thousands)
Noninterest-bearing demand deposits	$194,418	N/A	$176,435	N/A	$144,711	N/A
Interest-bearing demand deposits	157,193	0.14%	145,576	0.18%	144,800	0.34%
Savings, including Money Market deposit accounts	290,630	0.10%	282,467	0.20%	262,109	0.40%
Certificates of deposit, including IRAs	272,610	1.20%	305,837	1.40%	341,153	1.66%

	$914,851		$910,315		$892,773

Capital Adequacy

The Company’s policy is to maintain its capital levels above the “well capitalized” standards under applicable bank regulatory requirements. Under these bank regulatory capital standards, total capital is defined as Tier 1 (core) capital and Tier 2 (supplementary) capital. The Company’s Tier 1 capital includes shareholders’ equity (less unrealized security gains and losses) and subordinated debentures (subject to certain limits). Tier 2 capital includes a portion of the allowance for loan and lease losses and certain other capital instruments. The definition of risk-weighted assets includes items both on and off the balance sheet. Each item is then assigned a risk weight or risk adjustment factor to determine ratios of capital to risk-weighted assets. The standards require that total capital (Tier 1 plus Tier 2) be a minimum of 8.0% of risk-weighted assets, with at least 4.0% being in Tier 1 capital. To be considered well capitalized, a company must have a minimum of 10.0% of risk-weighted assets, with at least 6.0% being Tier 1 capital. The Company’s total risk-based capital ratios were 14.7%, 14.8% and 15.0% as of September 30, 2013, December 31, 2012 and December 31, 2011, respectively. The Company’s Tier 1 risk-based capital ratios were 13.3%, 13.3% and 13.2% at September 30, 2013, December 31, 2012 and December 31, 2011, respectively.

Additionally, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) has adopted minimum leverage-capital ratios. These standards were established to supplement the previously issued risk-based capital standards. The leverage ratio standards use the existing Tier 1 capital definition, but the ratio is applied to average total assets instead of risk-weighted assets. The standards require that Tier 1 capital be a minimum of 3.0% of total average assets for strong bank holding companies and a minimum of 4.0% of total average assets for all other bank holding companies. The Company’s leverage ratio was 9.6%, 9.3% and 9.2% at September 30, 2013, December 31, 2012 and December 31, 2011, respectively.

Effects of Inflation

The Company’s balance sheet is typical of a community bank and reflects a net positive monetary position whereby monetary assets exceed monetary liabilities. Monetary assets and liabilities are those which can be converted to a fixed number of dollars and include cash assets, securities, loans, money market instruments, deposits and borrowed funds.

During periods of inflation, a net positive monetary position may result in an overall decline in purchasing power of an entity. No clear evidence exists of a relationship between the purchasing power of an entity’s net positive monetary position and its future earnings. Moreover, the Company’s ability to preserve the purchasing power of its net positive monetary position will be partly influenced by the effectiveness of its asset/liability management program. As part of the asset/liability management process, management reviews and monitors information and projections on inflation as published by the Federal Reserve and other sources. This information speaks to inflation as determined by its impact on consumer prices and also the correlation of inflation and interest rates. This information is but one component in an asset liability process designed to limit the impact of inflation on the Company. Management does not believe that the effect of inflation on its nonmonetary assets (primarily bank premises and equipment) is material as such assets are not held for resale and significant disposals are not anticipated.

Supervision and Regulation

As a financial holding company, we are subject to regulation under the BHCA and the examination and reporting requirements of the Federal Reserve. Under the BHCA, we are subject to periodic examination by the Federal Reserve and are required to file periodic reports regarding our operations and any additional information that the Federal Reserve may require. The Federal Reserve also has extensive enforcement authority over financial and bank holding companies, including the ability to assess civil money penalties, issue cease and desist and removal orders, and require that a financial or bank holding company divest subsidiaries, including its subsidiary banks.

The BHCA generally limits the activities of a bank holding company to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries and engaging in any other activities that the Federal Reserve has determined to be so closely related to banking or to managing or controlling banks as to be a proper incident to those activities. In addition, the BHCA generally requires every bank holding company to obtain the approval of the Federal Reserve prior to acquiring all or substantially all of the assets of any bank or another financial or bank holding company, acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank not already majority-owned by it, or merging or consolidating with another financial or bank holding company. Financial holding companies, however, may acquire a company, other than a bank or a savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve, without obtaining regulatory approval. We became a financial holding company in March 2000.

Our banking subsidiary, Citizens, is an Ohio chartered bank and is subject to supervision and regulation by the State of Ohio Department of Commerce, Division of Financial Institutions (the “ODFI”). In addition, Citizens is a member of the Federal Reserve System and, therefore, is subject to supervision and regulation by the Federal Reserve. Citizens is subject to periodic examinations by the ODFI, and Citizens is additionally subject to periodic examinations by the Federal Reserve.

The bank regulatory agencies have broad authority to issue orders to depository institutions and their holding companies prohibiting activities that constitute violations of law, rule, regulation, or administrative order, or that represent unsafe or unsound banking practices. The bank regulatory agencies also are empowered to require affirmative actions to correct violation or practice; issue administrative orders that can be judicially enforced; direct increases in capital; limit dividends and distributions; restrict growth; assess civil money penalties against institutions or individuals who violate any laws, regulations, orders, or written agreements with the agencies; order termination of certain activities of holding companies or their nonbank subsidiaries; remove officers and directors; order divestiture of ownership or control of a nonbanking subsidiary by a holding company; terminate deposit insurance and appoint a conservator or receiver.

For a discussion of the material elements of the regulatory framework currently applicable to financial and bank holding companies and their subsidiaries, and specific information relevant to us, you should refer to our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the deposit insurance funds rather than the protection of shareholders.

Recent Regulatory Developments

In December 2010, the Basel Committee on Banking Supervision, an international forum for cooperation on banking supervisory matters, announced the “Basel III” capital standards, which proposed new capital requirements for banking organizations. On July 2, 2013, the Federal Reserve adopted a final rule implementing a revised capital framework based in part on the Basel III capital standards and, on July 9, 2013, the Office of the Comptroller of the Currency also adopted a final rule and the FDIC adopted an interim final rule implementing a revised capital framework based in part on the Basel III capital standards. The rule will not begin to phase in until January 1, 2014 for larger institutions and January 1, 2015 for smaller, less complex banking organizations such as First Citizens. The rule will be fully phased in by January 1, 2019.

The implementation of the final rule will lead to higher capital requirements and more restrictive leverage and liquidity ratios than those currently in place. Specifically, the rule imposes the following minimum capital requirements on federally insured financial institutions: (1) a new minimum common equity tier 1 capital to risk-weighted assets ratio of 4.5%; (2) a leverage capital ratio of 4%; (3) a tier 1 risk-based capital ratio of 6%; and (4) a total risk-based capital ratio of 8%. Under the rule, common equity generally consists of common stock, retained earnings and limited amounts of minority interests in the form of common stock. In addition, in order to avoid limitations on capital distributions, such as dividend payments and certain bonus payments to executive officers, the rule requires insured financial institutions to hold a capital conservation buffer of common equity tier 1 capital above its minimum risk-based capital requirements. The capital conservation buffer will be phased in over time, becoming effective on January 1, 2019, and will consist of an additional amount of common equity equal to 2.5% of risk-weighted assets. The rule will also revise the regulatory agencies’ prompt corrective action framework by incorporating the new regulatory capital minimums and updating the definition of common equity. Until the rule is fully phased in, we cannot predict the ultimate impact it will have upon the financial condition or results of operations of First Citizens.

MANAGEMENT

Our Directors

Thomas A. Depler. Mr. Thomas A. Depler, 64, has served as a member of First Citizens’ Board of Directors since 2007. Mr. Depler serves as a member of each of the Nominating and Corporate Governance Committee and the Audit Committee of First Citizens’ Board of Directors and as an alternate member of the Compensation, Benefits and Liability Committee of First Citizens’ Board of Directors. Mr. Depler also serves as a member of the Board of Directors of The Citizens Banking Company. Mr. Depler has been an attorney with the firm Poland, Depler & Shepherd Co., L.P.A. since 1975.

The Nominating and Corporate Governance Committee and the Board of Directors believe that the attributes, skills and qualifications that Mr. Depler has developed through 38 years as an attorney providing legal services to businesses and nonprofit foundations, including extensive legal experience in tax and fiduciary matters, allow him to provide practical legal expertise to the Board of Directors.

Allen R. Maurice. Mr. Allen R. Maurice, 69, has served as a member of First Citizens’ Board of Directors since 2007. Mr. Maurice serves as a member of the Compensation, Benefits and Liability Committee of First Citizens’ Board of Directors and as an alternate member of the Nominating and Corporate Governance Committee of First Citizens’ Board of Directors. Mr. Maurice also serves as a member of the Board of Directors of The Citizens Banking Company. Mr. Maurice has been an attorney with the firm Wagner, Maurice & Davidson Co., L.P.A. since 1970.

The Nominating and Corporate Governance Committee and the Board of Directors believe that the attributes, skills and qualifications that Mr. Maurice has developed through nearly 44 years as an attorney practicing in the areas of business, probate, real estate and estate planning, including previously serving as general counsel for Champaign National Bank, allow him to provide practical legal expertise to the Board of Directors.

James O. Miller. Mr. James O. Miller, 61, has served as a member of First Citizens’ Board of Directors since 2006. Mr. Miller also serves as the Chairman of the Board of Directors of The Citizens Banking Company and as a member of the Board of Directors of each of First Citizens Insurance Agency, Inc. and Water Street Properties, Inc. Mr. Miller is the President and CEO of each of First Citizens and The Citizens Banking Company.

The Nominating and Corporate Governance Committee and the Board of Directors believe that the attributes, skills and qualifications that Mr. Miller has developed through more than 39 years working in the financial services industry, including the last 27 years at First Citizens and The Citizens Banking Company, allow him to provide banking, accounting and financial expertise and a comprehensive knowledge and understanding of First Citizens’ operations and management to the Board of Directors.

W. Patrick Murray. Mr. W. Patrick Murray, 73, has served as a member of First Citizens’ Board of Directors since 1983. Mr. Murray serves as the Chairman of the Nominating and Corporate Governance Committee of First Citizens’ Board of Directors and as a member of the Compensation, Benefits and Liability Committee of First Citizens’ Board of Directors. Mr. Murray also serves as a member of the Board of Directors of The Citizens Banking Company. Mr. Murray has been an attorney with the firm Murray & Murray, Attorneys at Law, since 1966.

The Nominating and Corporate Governance Committee and the Board of Directors believe that the attributes, skills and qualifications that Mr. Murray has developed through 47 years as an attorney leading a successful legal practice and representing corporations and other clients in a variety of matters and cases (including anti-trust and commercial fraud cases involving sophisticated accounting issues), allow him to provide practical legal expertise and management experience to the Board of Directors.

Allen R. Nickles. Allen R. Nickles, 63, has served as a member of First Citizens’ Board of Directors since 2003. Mr. Nickles serves as the Chairman of the Audit Committee of First Citizens’ Board of Directors. Mr. Nickles also serves as a member of the Board of Directors of The Citizens Banking Company. Mr. Nickles is a Certified Public Accountant and has been a partner with the firm Payne Nickles & Company since 1999.

The Nominating and Corporate Governance Committee and the Board of Directors believe that the attributes, skills and qualifications that Mr. Nickles has developed through more than 38 years as a Certified Public Accountant in public practice allow him to provide tax, accounting and financial expertise to the Board of Directors.

John P. Pheiffer. Mr. John P. Pheiffer, 59, has served as a member of First Citizens’ Board of Directors since 2007. Mr. Pheiffer serves as a member of the Audit Committee of First Citizens’ Board of Directors. Mr. Pheiffer also serves as a member of the Board of Directors of The Citizens Banking Company. Mr. Pheiffer has been the President of Sandusky Bay Development (a marina and boat storage, repair, service and brokerage business) since 1985.

The Nominating and Corporate Governance Committee and the Board of Directors believe that the attributes, skills and qualifications that Mr. Pheiffer has developed through 28 years of experience as president and chief executive officer of a marina and boat storage and service business, with primary responsibility of all aspects of operations, allow him to provide business leadership experience and a unique local perspective to the Board of Directors.

David A. Voight. Mr. David A. Voight, 71, serves as the Chairman of First Citizens’ Board of Directors and has served on the Board since 1989. Mr. Voight serves as a member of each of the Nominating and Corporate Governance Committee and the Compensation, Benefits and Liability Committee of First Citizens’ Board of Directors. Mr. Voight also serves as a member of the Board of Directors of each of The Citizens Banking Company, First Citizens Insurance Agency, Inc. and Water Street Properties, Inc. Mr. Voight served as President and CEO of First Citizens and as Chairman and President of Citizens until December 2007.

The Nominating and Corporate Governance Committee and the Board of Directors believe that the attributes, skills and qualifications that Mr. Voight has developed through more than 39 years of service in the banking industry, including as chief executive officer of The Citizens Banking Company and three other banks, allow him to provide extensive expertise regarding the operations, management and regulation of financial institutions and a comprehensive knowledge and understanding of the operations of First Citizens to the Board of Directors.

Daniel J. White. Mr. Daniel J. White, 63, has served as a member of First Citizens’ Board of Directors since 2002. Mr. White serves as a member of the Audit Committee of First Citizens’ Board of Directors. Mr. White also serves as a member of the Board of Directors of The Citizens Banking Company. Mr. White is an international business consultant and has been the President of Norwalk Furniture since 2008 and previously served as the President of Geotrac (an online provider of flood survey information) until 2004.

The Nominating and Corporate Governance Committee and the Board of Directors believe that the attributes, skills and qualifications that Mr. White has developed through more than 25 years of experience as an executive of small businesses with sales and financial performance responsibilities, as well as experience as president of a venture capital company and extensive international business experience, allow him to provide business expertise and a global business perspective to the Board of Directors.

Our Executive Officers

The following are the executive officers of First Citizens, all of whom are elected annually and serve at the pleasure of the Board of Directors of First Citizens. This table lists each executive officer’s age as of the date of this registration statement as well as the positions presently held by each executive officer with First Citizens and our principal subsidiaries and his individual business experience for at least the last five years.

Name	Age	Position
James O. Miller	61	President and Chief Executive Officer since 2007, a member of the Board of Directors since 2006, Executive Vice President from 1998 until 2007 and Senior Vice President/Controller from 1994 to 1997 of First Citizens; Chief Executive Officer since 2005, President since 2002, Chairman of The Board of Directors since 2007, a member of the Board of Directors since 2000, Executive Vice President from 1998 to 2002, Senior Vice President from 1996 to 1998, Senior Vice President/Controller from 1992 to 1995 of The Citizens Banking Company; a member of the Board of Directors of First Citizens Insurance Agency, Inc. since 2005; a member of the Board of Directors of Water Street Properties, Inc. since 2003; and a member of the Board of Directors of SCC Resources, Inc. from 2005 to 2009.

Charles C. Riesterer	59	Senior Vice President since 1998 of First Citizens; Executive Vice President since 2005, Senior Vice President from 1998 to 2005, Vice President from 1992 to 1998 and Assistant Vice President from 1987 to 1991 of The Citizens Banking Company.

Richard J. Dutton	50	Senior Vice President since 2006 of First Citizens; Executive Vice President since 2006 of The Citizens Banking Company; Vice President and Treasurer of Peoples Ohio Financial Corp. from 2002 to 2006; and Partner in charge of Kentucky/Southern Indiana Financial Institution Practice, BKD, LLP prior to 2002.

Todd A. Michel	48	Senior Vice President/Controller since 2000 and Vice President/Controller from 1998 to 2000 of First Citizens; and Senior Vice President/Controller since 1999, Vice President/Controller from 1998 to 1999 and Controller from 1996 to 1998 of The Citizens Banking Company.

James E. McGookey	63	Senior Vice President and General Counsel since 2002 and Secretary since 2007 of First Citizens; Executive Vice President-General Counsel/Secretary since 2012, Senior Vice President-General Counsel/Secretary from 2007 to 2012 and Senior Vice President-General Counsel from 2002 to 2007 of The Citizens Banking Company; a member of the Board of Directors of Water Street Properties, Inc. since 2003; a member of the Board of Directors of First Citizens Insurance Agency, Inc. since 2003; and a member of the Board of Directors of SCC Resources, Inc. from 2004 to 2009.

Paul J. Stark	55	Senior Vice President since 2010 of First Citizens; Senior Vice President since 2010 of The Citizens Banking Company; Senior Vice President and Chief Credit Officer from 2009 to 2010 of First National Bank, Howell, Michigan; Senior Vice President and Director of Credit Risk Management from 2005 to 2008 of FirstMerit Corporation; and Senior Vice President and Director of Loan Review from 2003 to 2005 of FirstMerit Bank.

Name	Age	Position
John A. Betts	42	Senior Vice President since 2013 of First Citizens; Senior Vice President since 2013 of The Citizens Banking Company; President and CEO from 2007 to 2012 of First National Bank of Grant Park; Senior Manager from 2006 to 2007 of Ernst & Young, LLP; and Corporate Controller prior to 2006 of Centrue Financial Corporation.

Dennis G. Shaffer	51	Senior Vice President since 2012; Executive Vice President of Commercial Lending since 2012 of The Citizens Banking Company; Senior Vice President from 2010 to 2012 of The Citizens Banking Company; Vice President from 2009 to 2010 of The Citizens Banking Company; Senior Vice President from 2007 to 2009 of Huntington National Bank, Columbus, Ohio; Senior Vice President and Columbus District President from 1998 to 2006 of Sky Bank, Salineville, Ohio; Senior Vice President from 1996 to 1998, Vice President from 1992 to 1996, and Assistant Vice President from 1990 to 1992 of Ohio Bank, Columbus, Ohio.

BENEFICIAL OWNERSHIP OF COMMON SHARES

The following table sets forth information concerning the only persons known to the Company to own beneficially more than 5% of the outstanding common shares of the Company as of October 25, 2013.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
George L. Mylander 155 Sunset Drive Sandusky, Ohio 44870	403,183 shares held by George L. Mylander, Trustee, UA Oct 4 01, George L. Mylander Voting Trust Agreement	5.23%

(1)	Percent of Class is computed based on 7,707,917 Common Shares outstanding on October 25, 2013.

The following table sets forth information regarding the beneficial ownership of the Company’s common shares for each of the current directors of the Company, each of the individuals named in the Summary Compensation Table set forth in the Company’s Definitive Proxy Statement on Schedule 14A filed on March 19, 2013, and all directors and executive officers of the Company as a group both (i) as of October 25, 2013 and (ii) on a pro forma basis upon the completion of this offering (assuming the sale of the maximum of 1,000,000 depositary shares in this offering).

			Pro Forma
Name of Beneficial Owner or Number of Persons in Group (1)	Amount and Nature of Beneficial Ownership	Percent of Class Before this Offering (2)	Depositary Shares Expected to be Purchased in this Offering (3)	Percent of Class After this Offering (4)
Thomas A. Depler (5)	21,962	*	4,000	*

Allen R. Maurice (6)	58,931	*	8,000	*

James O. Miller (7)	8,520	*	2,000	*

W. Patrick Murray (8)	180,736	2.34%	8,000	2.36%

Allen R. Nickles (9)	72,425	*	4,000	*

John P. Pheiffer (10)	32,230	*	—	*

David A. Voight (11)	12,242	*	1,600	*

Daniel J. White (12)	1,632	*	10,000	*

Richard J. Dutton (13)	500	*	400	*

Todd A. Michel (14)	23	*	200	*

James E. McGookey (15)	2,213	*	400	*

Charles C. Riesterer	—	*	—	*

All current executive officers and directors as a group (15 persons)	395,614	5.13%	41,400	5.20%

*	Indicates beneficial ownership of less than one percent of the outstanding common shares of the Company.
(1)	Unless otherwise indicated, each executive officer or director has voting and investment power with respect to all of the common shares reflected in the table for such executive officer or director. The mailing address of each of the executive officers and directors of the Company is 100 East Water Street, P.O. Box 5016, Sandusky, Ohio 44870.
(2)	Percent of Class Before this Offering is computed based on the sum of (a) 7,707,917 common shares outstanding on October 25, 2013, and (b) the number of common shares, if any, as to which the named person or group has the right to acquire beneficial ownership upon the exercise of options which are currently exercisable or will first become exercisable within 60 days after October 25, 2013.

(3)	Represents the number of depositary shares as to which the named person or group has submitted an indication of interest to purchase.
(4)	Computed on a pro forma basis based on the sum of (a) 7,707,917 common shares outstanding on October 25, 2013, (b) the number of common shares, if any, as to which the named person or group has the right to acquire beneficial ownership upon the exercise of options which are currently exercisable or will first become exercisable within 60 days after the completion of this offering and (c) the number of common shares, if any, as to which the named person or group has the right to acquire beneficial ownership upon the conversion of the depositary shares as to which the named person or group has submitted an indication of interest to purchase.
(5)	Includes 9,168 shares held by Thomas A. Depler Trust, as to which Mr. Depler, as trustee, has voting and investment power; and 12,794 shares held jointly by Thomas A. Depler and his spouse, Nancy S. Depler, as to which they have shared voting and investment power.
(6)	Includes 1,641 shares owned by Allen R. Maurice; 450 shares owned by Susan C. Maurice, spouse of Allen R. Maurice, as to which she has voting and investment power; and 56,840 shares held by Allen R. Maurice IRA.
(7)	Includes 4,240 shares held by James O. Miller IRA; 3,800 shares held by Martha M. Miller IRA, as to which Mr. Miller’s spouse has voting and investment power; and 480 shares owned by the children of James O. Miller, as to which Mr. Miller, as custodian, has voting and investment power.
(8)	Includes 25,064 shares held by W. Patrick Murray Trust, as to which Mr. Murray’s spouse has voting and investment power; 32,672 shares held by W. Patrick Murray IRA; 116,500 shares held by Louise Murray Trust, as to which Mr. Murray has voting and investment power; and 6,500 shares owned by Mr. Murray’s spouse, Louise Murray, as to which she has voting and investment power.
(9)	Includes 69,200 shares held by Allen R. Nickles SEP IRA; 1,200 shares held by Allen R. Nickles IRA; 800 shares owned by Diane Nickles, spouse of Allen R. Nickles, as to which she has voting and investment power; 500 shares held by Diane Nickles IRA, as to which she has voting and investment power; and 725 shares owned by a child of Allen R. Nickles, as to which Mr. Nickles, as custodian, has voting and investment power.
(10)	Includes 3,245 shares held by John P. Pheiffer IRA: 21,354 shares owned by John P. Pheiffer; 7,631 shares held by C. Pheiffer Trust, as to which Mr. Pheiffer, as trustee, has voting and investment power.
(11)	Includes 12,242 shares held by The Voight Family Trust, as to which Mr. Voight, and his spouse, Ann S. Voight, as trustees, have voting and investment power.
(12)	Includes 804 shares owned by Daniel J. White; and 828 shares held by Daniel J. White IRA.
(13)	Includes 500 shares held by Richard J. Dutton IRA.
(14)	Includes 23 shares held jointly by Todd A. Michel and Lynn A. Michel, spouse of Todd A. Michel, as to which they exercise shared voting and investment power.
(15)	Includes 985 shares held by James E. McGookey IRA; and 1,228 shares held jointly by Mr. McGookey and his spouse, Anne H. McGookey, as to which they have shared voting and investment power.

RELATED PARTY TRANSACTIONS

Certain directors of the Company beneficially own Series A Preferred Shares, which were originally issued and sold to the U.S. Treasury on January 23, 2009 in conjunction with our participation in TARP and subsequently sold by the U.S. Treasury pursuant to a modified “Dutch auction” process on July 3, 2012. As described above under “Use of Proceeds,” subject to our receipt of approval from the Federal Reserve, we intend to redeem the Series A Preferred Shares promptly following the completion of the sale of the depositary shares and prior to the increase in the dividend rate on the Series A Preferred Shares from 5% to 9% per annum beginning on February 14, 2014. Upon the redemption of the Series A Preferred Shares, the directors of the Company who beneficially own Series A Preferred Shares would be entitled to receive redemption proceeds equal to the sum of (i) $1,000 per Series A Preferred Share, which is the liquidation preference amount per Series A Preferred Share, and (ii) any accrued and unpaid dividends to but excluding the date of redemption.

The following table sets forth information regarding the beneficial ownership of the Company’s Series A Preferred Shares by directors of the Company. None of the executive officers or other directors of the Company beneficially own any outstanding Series A Preferred Shares.

Name of Director (1)	Number of Series A Preferred Shares Beneficially Owned
W. Patrick Murray	5,698

Daniel J. White	285

(1)	Unless otherwise indicated, each director has voting and investment power with respect to all of the Series A Preferred Shares reflected in the table.

DESCRIPTION OF THE SERIES B PREFERRED SHARES

This section summarizes specific terms and provisions of the Series B Preferred Shares. The description of the Series B Preferred Shares contained in this section does not purport to be complete and is qualified in its entirety by the actual terms of the Series B Preferred Shares, as are stated in the “Certificate of Amendment to Articles” filed with the Ohio Secretary of State on November 1, 2013 to establish the express terms of the Series B Preferred Shares, a copy of which is attached as Exhibit 3.4 to the Registration Statement of which this prospectus constitutes a part and incorporated by reference into this prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus.

The Series B Preferred Shares are a single series of our authorized preferred shares. We are offering up to 1,000,000 depositary shares, representing 25,000 Series B Preferred Shares in the aggregate by this prospectus. Series B Preferred Shares, upon issuance against full payment of the purchase price for the depositary shares, will be fully paid and nonassessable. The depositary will be the sole holder of the Series B Preferred Shares. The holders of depositary shares will be required to exercise their proportional rights in the Series B Preferred Shares through the depositary, as described below under “Description of the Depositary Shares.”

The Series B Preferred Shares have no stated maturity and will not be subject to any sinking fund or other obligation of First Citizens to redeem or repurchase the Series B Preferred Shares. The Series B Preferred Shares will not be insured or guaranteed by the FDIC or any other government agency or instrumentality.

We reserve the right to reopen this series and issue additional Series B Preferred Shares either through public or private sales at any time and from time to time. The additional shares would form a single series with the Series B Preferred Shares offered by this prospectus.

Ranking

The Series B Preferred Shares will rank:

•	senior to our junior shares;

•	equally with each other series of parity shares, including the Series A Preferred Shares and any other class or series of preferred shares we may issue in the future that, by its terms, ranks equally to the Series B Preferred Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of First Citizens; and

•	junior to any class or series of stock we may issue in the future that ranks senior to the Series B Preferred Shares in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of First Citizens, and to all of our existing and future debt obligations.

As used in this prospectus, “junior shares” means our common shares and any other class or series of shares of First Citizens hereafter authorized over which the Series B Preferred Shares have preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of First Citizens.

As used in this prospectus, “parity shares” means any other class or series of shares of First Citizens that ranks on parity with the Series B Preferred Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of First Citizens.

Dividend Rights

General. Subject to the rights of any holders of senior shares and parity shares, the holders of Series B Preferred Shares will be entitled to receive, when, as, and if declared by our board of directors, out of our assets legally available for payment, noncumulative cash dividends, payable quarterly, at the rate of 6.50% per annum of the $1,000 liquidation preference. This is equivalent to $65.00 per Series B Preferred Share per annum.

Dividends on the Series B Preferred Shares will be payable quarterly on the dividend payment dates which are March 15, June 15, September 15 and December 15 of each year, or if such day is not a business day, the next succeeding business day, commencing March 15, 2014. Dividends will be payable from the most recent dividend payment date or, in the case of the dividend payable on March 15, 2014, from the issue date of the Series B Preferred Shares. Dividends payable for any period less than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable for each full dividend period will be computed by dividing the annual dividend rate by four. Dividends for the first dividend period ending March 15, 2014, if any, will be for less than a full quarter if the offering closes after December 15, 2013, and will be for greater than a full quarter if the offering closes before December 15, 2013.

Each declared dividend will be payable to holders of record of Series B Preferred Shares at the close of business on the 15th calendar day prior to the relevant dividend payment date. Regular quarterly dividend periods will commence on and include March 15, June 15, September 15 and December 15 of each year and will end on and include the date preceding the next dividend payment date.

Dividends are noncumulative. If our board of directors fails to declare a dividend for a dividend period, then the holders of the Series B Preferred Shares will have no right to receive a dividend related to that dividend period, and we will have no obligation to pay a dividend for the related dividend period or to pay any interest, whether or not dividends are declared for any future dividend period.

No dividends will be declared or paid or set apart for payment on any junior shares during any calendar quarter unless full dividends on the Series B Preferred Shares for such dividend period have been declared and we have not failed to pay a dividend in the full amount of the Series B Preferred Shares as declared with respect to the period in which such dividend payment to any junior shares would occur. When cash dividends are not paid in full upon the Series B Preferred Shares and other parity shares, if any, dividends upon Series B Preferred Shares and dividends on other parity shares, if any, payable during the dividend period will be declared pro rata so that the amount of dividends payable per share on the Series B Preferred Shares and any other parity shares will in all cases bear to each other the same ratio that full dividends for the then-current dividend period on the Series B Preferred Shares, including any accumulation related to declared and unpaid dividends for prior periods, and full dividends on shares of the other parity shares, including any accumulation related to declared and unpaid dividends for prior periods, bear to each other.

Unless full dividends on the Series B Preferred Shares have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) for any dividend period, then during the dividend period the following restrictions will apply:

•	no dividend or distribution, other than in junior shares, may be declared, set aside or paid on any junior shares;

•	we may not repurchase, redeem or otherwise acquire any of our junior shares, and no monies may be paid to or made available for a sinking fund for the redemption of any of any junior shares, (other than (a) as a result of a reclassification of junior shares for or into other junior shares, (b) the exchange or conversion of one junior share for or into another junior share, (c) through the use of the proceeds of a substantially contemporaneous sale of other junior shares, (d) purchases, redemptions or other acquisitions of junior shares in connection with any employment contract, benefit plan or other similar arrangement or (e) the purchase of fractional interests in junior shares pursuant to the conversion or exchange provisions of such shares or the security being converted or exchanged); and

•	we may not repurchase, redeem or otherwise acquire any parity shares (except by conversion into or exchange of junior shares) other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series B Preferred Shares and such parity shares.

There can be no assurances that any dividends on the Series B Preferred Shares will be declared or, if declared, what the amounts of dividends will be or whether these dividends, if declared for any dividend period, will continue for any future dividend period. The declaration and payment of future dividends on the Series B Preferred Shares will be subject to, among other things, business conditions, regulatory considerations, our earnings and financial condition and the judgment of our board of directors.

We may not declare, pay or set aside for payment any dividends on the Series B Preferred Shares if such dividends would cause the Company to fail to comply with applicable laws and regulations, including applicable bank regulatory capital adequacy guidelines.

Holders of the Series B Preferred Shares are entitled to receive dividends when, and as and if declared by our board of directors, out of funds legally available for that purpose. Our ability to pay dividends is primarily dependent upon receiving cash in the form of dividends from Citizens. However, certain restrictions exist regarding the ability of Citizens to pay cash dividends. See “Business — Supervision and Regulation” beginning on page 36 of this prospectus.

Liquidation Preference

The amount which the holders of outstanding Series B Preferred Shares will be entitled to receive in the event of our liquidation, dissolution or winding up, whether voluntary or not, after payment or provision for payment of our debts and other liabilities, out of our assets available for distribution to shareholders, before any distribution of assets is made to the holders of our common shares or any junior shares as to distributions, will initially be $1,000 per share, plus dividends declared and unpaid, if any, for any prior dividend periods (if we have received the prior approval of the Federal Reserve) and the then-current dividend period, to the date fixed for liquidation, dissolution or winding up, before any amount is paid or distributed. The amount that holders of Series B Preferred Shares will be entitled to receive in the event of our liquidation, dissolution or winding up is subject to adjustment whenever there is a share split, combination, reclassification or other similar event involving the Series B Preferred Shares, as determined by the board of directors.

If, upon any voluntary or involuntary liquidation, dissolution or winding up, the amounts payable related to the Series B Preferred Shares and any parity shares shall be insufficient to pay in full the amount to which such holders are entitled, the holders of the Series B Preferred Shares and parity shares will share ratably in any distribution of assets in proportion to the full respective distributable amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Series B Preferred Shares will not be entitled to any further participation in any distribution of our assets. All distributions made with respect to the Series B Preferred Shares in connection with any liquidation, dissolution or winding up will be made pro rata to the holders of Series B Preferred Shares.

Neither the sale, lease, exchange or conveyance for cash, shares of stock, other securities or other consideration of all or substantially all the assets or business of First Citizens (other than in connection with the voluntary or involuntary liquidation, winding-up or dissolution of First Citizens) nor the merger, consolidation or share exchange of First Citizens into or with any other person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, of First Citizens.

Conversion Rights

General. Each share of Series B Preferred Shares, unless previously redeemed, will be convertible at the option of the holder into the number of our common shares equal to the quotient achieved when $1,000 is divided by the conversion price (initially $7.82) as may be subsequently adjusted, see ‘‘— Adjustments to the Conversion Price” beginning on page 50. The initial conversion price of $7.82 is equivalent to a 19.4% premium over $6.55 per share, the last reported sale price of our common shares on the NASDAQ Capital Market on October 31, 2013. Except as otherwise provided, (i) our Series B Preferred Shares will only be convertible into our common shares and (ii) each holder of Series B Preferred Shares will only be entitled to convert such shares to the extent that the conversion would not result in such holder and its affiliates, collectively, being deemed to own, control or have the power to vote (for purposes of the BHCA, or the Change in Bank Control Act of 1978, as amended (“CIBC Act”), and any rules and regulations promulgated thereunder) 10% or more of any class of our then outstanding voting securities.

In case any Series B Preferred Shares are to be redeemed by us or converted at our option, the right of a holder of Series B Preferred Shares to voluntarily convert those Series B Preferred Shares will terminate if we have not received such holder’s conversion notice by 5:00 p.m., New York City time, on the trading day immediately preceding the date we have fixed for redemption or the applicable conversion date in the event we exercise our conversion option.

Conversion Procedures. The conversion right of a holder of Series B Preferred Shares shall be exercised by (i) the delivery to the transfer agent of a written notice (in the form provided by the transfer agent) that the holder elects to convert the number of shares of the Series B Preferred Shares specified in such notice, or the conversion notice, and (ii) if required, the payment by the holder of all transfer and similar taxes. If the shares of the Series B Preferred Shares that the holder wishes to convert are represented by one or more physical certificates, the holder will be required to surrender such physical certificate or certificates to us or the transfer agent (properly endorsed or assigned for transfer, if so required by us or the transfer agent).

Immediately prior to the close of business on the date of conversion, each converting holder shall be deemed to be the holder of record of common shares issuable upon conversion of such holder’s Series B Preferred Shares notwithstanding that our share register shall then be closed or that, if applicable, physical certificates representing such common shares shall not then be actually delivered to such holder. On the date of any conversion, all rights of any holder with respect to the Series B Preferred Shares, so converted, including the rights, if any, to receive distributions of our assets (including the liquidation preference) or notices from us, will terminate, except for the rights of any such holder to (i) receive physical certificates (if applicable) for the number of whole common shares into which such Series B Preferred Shares have been converted and cash in lieu of any fractional share, and (ii) exercise the rights to which he, she or it is entitled as a holder of common shares into which such Series B Preferred Shares have been converted.

The transfer agent will, on behalf of the converting holder, convert the holder’s Series B Preferred Shares into common shares, in accordance with the terms of the notice delivered by such holder. The common shares and cash in lieu of any fractional share due to a converting holder will be delivered to the holder and each surrendered physical certificate, if any, will be canceled and retired.

Holders of Series B Preferred Shares are not eligible to exercise any rights of a common shareholder until they have converted their Series B Preferred Shares into common shares.

If more than one Series B Preferred Share is surrendered for conversion at the same time, the number of whole common shares issuable on conversion of those Series B Preferred Shares will be computed on the basis of the total number of Series B Preferred Shares so surrendered.

Before the delivery of any securities upon conversion of the Series B Preferred Shares, we will comply with all applicable federal and state laws and regulations. All common shares delivered upon conversion of the Series B Preferred Shares will, upon delivery, be duly authorized, validly issued, fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

Dividends. If the conversion date occurs on or before the close of business on a dividend record date, the holder of Series B Preferred Shares will not be entitled to receive any portion of the dividend payable, if any, on such converted Series B Preferred Shares on the corresponding dividend payment date.

If the conversion date occurs after the dividend record date but prior to the corresponding dividend payment date, the holder of record of the Series B Preferred Shares on the dividend record date will receive on that dividend payment date dividends declared and paid on those shares, notwithstanding the conversion of those shares prior to that dividend payment date, because such holder will have been the shareholder of record on the corresponding dividend record date. At the time that such holder surrenders the shares for conversion, however, it must pay to us an amount equal to the dividend that has been declared and that has been paid, or will be paid, on the related dividend payment date.

If the holder of Series B Preferred Shares is a holder of record on a dividend record date who converts such Series B Preferred Shares into common shares on or after the corresponding dividend payment date, such holder will be entitled to receive the dividend payable on such shares on such dividend payment date, and such holder will not need to include payment of the amount of such dividend upon surrender for conversion of such shares.

Fractional Shares. No fractional common shares or securities representing fractional common shares will be issued upon any conversion of any shares of the Series B Preferred Shares. If the conversion of any share or shares results in a fraction of a common share, an amount equal to such fraction multiplied by the market value (described below) of our common shares, will be paid to such holder in cash by us.

The market value of our common shares on a particular day will be the average closing price of our common shares for a 30 consecutive trading day period prior to the date of measurement on the NASDAQ Capital Market or such other national securities exchange or automated quotation system on which our common shares are then listed or authorized for quotation or, if our common shares are not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of our common shares.

Mandatory Conversion at Our Option

General. On or after the sixth anniversary of the issue date we may, at our option, require holders of Series B Preferred Shares to convert their shares into our common shares.

We may exercise our conversion option only if: (i) the closing sale price of our common shares equals or exceeds 120% of the then prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days (including the last trading day of such period) ending on the fifth trading day immediately prior to our issuance of a press release announcing the exercise of our conversion option; and (ii) we have declared and paid full dividends for four consecutive quarters on the Series B Preferred Shares prior to the issuance of the press release.

If converted pursuant to our conversion option, the Series B Preferred Shares will be converted into the number of common shares equal to the quotient achieved when the liquidation preference (initially $1,000) is divided by the conversion price then in effect (initially $7.82).

Conversion Procedures. To exercise our conversion option, we will furnish written notification by issuing a press release for publication on a news wire service and by first class mail to the holders of the Series B Preferred Shares providing the relevant information to the public prior to the opening of business on the fifth trading day following any date on which the conditions for our conversion option are met, announcing our intent to exercise the conversion option.

In addition to any information required by applicable law or regulation, the press release and notice of the exercise of our conversion option will state, as appropriate:

•	the conversion option date (which will be the day we issue the press release);

•	the number of our common shares to be issued upon conversion of each Series B Preferred Share; and

•	that dividends on the Series B Preferred Shares to be converted will cease to accrue on the conversion option date.

Upon the exercise of our conversion option and the surrender of shares by a holder, we will issue and deliver or cause to be issued and delivered to such holder, or to such other person on such holder’s written order (i) certificates representing the number of validly issued, fully paid and non-assessable whole common shares to which a holder of Series B Preferred Shares being converted, or a holder’s transferee, shall be entitled, and (ii) cash in lieu of any fractional interest in respect of a common share arising upon such conversion.

Each conversion shall be deemed to have been made at the close of business on the conversion option date so that the rights of the holder shall cease except for the right to receive the fully paid and non-assessable common shares and cash in lieu of fractional shares and the person entitled to receive common shares shall be treated for all purposes as having become the record holder of those common shares at that time.

Dividends. If we exercise our conversion option and the conversion option date is a date that is prior to the close of business on any record date for a dividend, the holder shall not be entitled to receive any portion of the dividend payable for such dividend period on such converted shares on the corresponding dividend payment date.

If we exercise our conversion option and the conversion option date is a date that is after the close of business on any record date and prior to the close of business on the corresponding dividend payment date, all dividends for that dividend period with respect to the Series B Preferred Shares called for conversion on such date, which are declared and paid shall be payable on such dividend payment date to the record holder of such shares on such record date.

Fractional Shares. No fractional common shares or securities representing fractional common shares will be issued upon any conversion of any Series B Preferred Shares. If the conversion of any Series B Preferred Shares results in a fraction of a common share, an amount equal to such fraction multiplied by the market value, shall be paid to such holder in cash by us.

Adjustments to the Conversion Price

The conversion price will be subject to adjustment if, after the issue date, any of the following events occur; provided that any such adjustment will be made only to the extent that the adjustment would not cause or result in any holder of Series B Preferred Shares and its affiliates, collectively, being deemed to own, control or have the power to vote (for purposes of the BHCA or the CIBC Act and any rules and regulations promulgated thereunder) 10% or more of any class of our then outstanding voting securities:

•	we issue any of our common shares as a dividend or distribution on our common shares, subject to certain exceptions;

•	we subdivide, split or combine our common shares;

•	we issue to all holders of our common shares rights or warrants entitling them, for a period of up to 45 days from the date of issuance of such rights or warrants, to subscribe for or purchase our common shares at less than the then-current market value, subject to certain exceptions;

•	we make a distribution to all holders of our common shares of evidences of our indebtedness, cash or other assets, including securities, subject to certain exceptions;

•	we make a distribution to all holders of our common shares consisting only of cash, subject to certain exceptions including cash dividends on our common shares to the extent a full cash dividend is paid on the Series B Preferred Shares for the most recently completed dividend period; or

•	we complete a tender or exchange offer for our common shares where the cash and the value of any other consideration included in the payment per common share exceeds the closing sales price per common share on the trading day immediately succeeding the expiration of the tender or exchange offer.

Dividends and Distributions of Common Shares. In the case of the dividends and distributions of our common shares described above in the first bullet point, the conversion price will be adjusted by multiplying the conversion price in effect at 5:00 p.m., New York City time, on the trading day immediately prior to the first date on which our common shares trade without the right to receive the issuance, dividend or distribution, or the ex-date, by the following fraction:

OS0
OS1

Where,

OS0	=	the number of our common shares outstanding immediately prior to the ex-date for such dividend or distribution.

OS1	=	the sum of the number of our common shares outstanding immediately prior to the ex-date for such dividend or distribution plus the total number of our common shares constituting such dividend or distribution.

This adjustment will become effective at 9:00 a.m., New York City time, on the ex-date for such dividend or distribution; provided, however, if such dividend or distribution is declared but not paid or made, the conversion price shall be readjusted as if such dividend or distribution had not been declared.

Subdivisions, Splits and Combination of Common Shares. In the case of the subdivisions, splits and combinations of our common shares described above in the second bullet point, the conversion price will be adjusted by multiplying the conversion price in effect at 5:00 p.m., New York City time, on the trading day immediately prior to the effective date of such subdivision, split or combination, by the following fraction:

OS0
OS1

Where,

OS0	=	the number of our common shares outstanding immediately prior to the effective date of such subdivision, split or combination.

OS1	=	the number of our common shares outstanding immediately after the opening of business on the effective date of such subdivision, split or combination.

This adjustment will become effective at 9:00 a.m., New York City time, on the effective date of such subdivision, split or combination; provided, however, if our outstanding common shares are not subdivided, split or combined, the conversion price shall be readjusted as if such subdivision, split or combination had not been announced.

Issuance of Stock Purchase Rights. In the case of the issuance of the rights or warrants described above in the third bullet point, the conversion price will be adjusted by multiplying the conversion price in effect at 5:00 p.m., New York City time, on the trading day immediately prior to the first date on which our common shares trade without the right to receive the issuance, or the ex-date, by the following fraction:

OS0 + Y
OS0 + X

Where,

OS0	=	the number of our common shares outstanding immediately prior to the ex-date for such distribution.

X	=	the total number of our common shares issuable pursuant to such rights or warrants.

Y	=	the number of our common shares equal to the aggregate price payable to exercise such rights or warrants divided by the market value as of the date immediately prior to the ex-date for such distribution.

This adjustment will become effective immediately prior to 9:00 a.m., New York City time, on the ex-date for such issuance; provided, however, if (i) such rights or warrants described are not so issued, the conversion price shall be readjusted as if such issuance had not been declared and (ii) such rights or warrants are not exercised prior to their expiration or our common shares are not otherwise delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the conversion price shall be readjusted to such conversion price that would have been in effect had the adjustment been made based on the number of Common Shares actually delivered.

Debt or Asset Distributions. In the case of the debt and asset distributions described above in the fourth bullet point, the conversion price will be adjusted by multiplying the conversion price in effect at 5:00 p.m., New York City time, on the trading day immediately prior to the first date on which our common shares trade without the right to receive the distribution, or the ex-date, by the following fraction:

SP0 - FMV
SP0

Where,

SP0	=	the market value per common share on such date.

FMV	=	the fair market value of the portion of the distribution applicable to one common share on such date as reasonably determined by our board of directors.

This adjustment will become effective immediately prior to 9:00 a.m., New York City time, on the ex-date for such distribution; provided, however, if such distribution is not paid or made, the conversion price shall be readjusted as if such distribution had not been declared.

Cash Distributions. In the case of the cash distributions described above in the fifth bullet point, the conversion price will be adjusted by multiplying the conversion price in effect at 5:00 p.m., New York City time, on the trading day immediately prior to the first date on which our common shares trade without the right to receive the distribution, or the ex-date, by the following fraction:

SP0 - DIV
SP0

Where,

SP0	=	the closing sales price per common share on the trading day immediately preceding the ex-date.

DIV	=	the amount per common share of the distribution.

This adjustment will become effective immediately prior to 9:00 a.m., New York City time, on the ex-date for such distribution; provided, however, if such distribution is not made, the conversion price shall be readjusted as if such distribution had not been declared.

Tender Offers and Exchange Offers. In the case of the tender offers and exchange offers described above in the sixth bullet point, the conversion price will be adjusted by multiplying the conversion price in effect at 5:00 p.m., New York City time, on the expiration date of the offer, by the following fraction:

OS0 * SP0
AC + (SP0 * OS1)

Where,

SP0	=	the closing sales price per common share on the trading day immediately succeeding the expiration of the tender or exchange offer.

OS0	=	the number of our common shares outstanding immediately prior to the expiration of the tender or exchange offer, including any shares validly tendered and not withdrawn.

OS1	=	the number of our common shares outstanding immediately after the expiration of the tender or exchange offer.

AC	=	the aggregate cash and fair market value of the other consideration payable in the tender or exchange offer, as reasonably determined by our board of directors.

This adjustment will become effective immediately prior to 9:00 a.m., New York City time, on the trading day immediately following the expiration of the tender or exchange offer; provided, however, if we are prevented by applicable law from effecting any purchases of our common shares pursuant to a tender offer or exchange offer, or all such purchases are rescinded, the conversion price shall be readjusted as if such tender offer or exchange offer had not been made.

No adjustment in the conversion price will be required if such adjustment would be less than $0.01. Any adjustment not made due to this limitation must be carried forward, however, and taken into account in any subsequent adjustment determination.

The market value of our common shares on a particular day will be the average closing price of our common shares for a 30 consecutive trading day period prior to the date of measurement on the NASDAQ Capital Market or such other national securities exchange or automated quotation system on which our common shares are then listed or authorized for quotation or, if our common shares are not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of our common shares.

In the event of a consolidation or merger or similar transaction in which our outstanding common shares are exchanged for, or changed, reclassified or converted into, other stock or securities, or cash or other property, or any combination of stock, cash or property, the outstanding Series B Preferred Shares will, after the transaction, be convertible at each holder’s option or upon the exercise of our conversion option, subject to certain exceptions, on the same terms and conditions into the consideration receivable by a holder of the number of common shares into which Series B Preferred Shares could have been converted immediately prior to the transaction.

The Series B Preferred Shares do not have rights protecting its holders against dilution resulting from the sale of additional common shares by us.

Voting Rights

The holders of our Series B Preferred Shares have no voting rights except as required by Ohio law and as set forth in the certificate of designation. In any matter in which the Series B Preferred Shares may vote, each Series B Preferred Share will represent one vote.

The affirmative vote or consent of at least two-thirds (2/3) of the votes entitled to be cast by the holders of the outstanding Series B Preferred Shares, voting separately as a class, in addition to any other vote required by our certificate, the certificate of designation or Ohio law, will be required to:

•	amend, alter or repeal any provision of our Articles or the certificate of designation, if the amendment, alteration or repeal would materially and adversely affect the rights, preferences, powers or privileges of the Series B Preferred Shares;

•	create, authorize, issue or increase the authorized or issued amount of any class or series of any of our equity securities, or any warrants, options or other rights convertible or exchangeable into any class or series of any of our equity securities, which would constitute senior shares or parity shares or reclassify any of our authorized shares into any such shares, or create, authorize or issue any obligation or security convertible into, exchangeable or exercisable for, or evidencing the right to purchase any such shares; or

•	enter into or consummate any (i) reclassification of our outstanding common shares (other than a change in par value, or from no par value to par value, or from par value to no par value), (ii) consolidation, merger or share exchange with or into another entity or any merger, consolidation or share exchange of another entity with or into us (other than a consolidation, merger or share exchange in which we are the resulting or surviving entity and which does not result in any reclassification of our outstanding common shares), or (iii) sale, lease or other disposition to another person or entity of all or substantially all of our assets; provided, however, that the holders of Series B Preferred Shares will have no right to vote regarding our entry into or consummation of such an event if, upon the consummation of the event, (A) the Series B Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such Series B Preferred Shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series B Preferred Shares, taken as a whole.

Except as otherwise required by law, we may, without the consent of any holder of Series B Preferred Shares, (y) increase the authorized number of Series B Preferred Shares or issue additional Series B Preferred Shares; or (z) authorize, increase the authorized amount of, or issue shares of parity shares (provided that dividend rights are noncumulative) and junior shares, provided that such parity or junior shares does not rank senior to the Series B Preferred Shares as to dividend rights, upon liquidation, winding-up or dissolution.

Optional Redemption

General. The Series B Preferred Shares are redeemable at our option with the prior approval of the Federal Reserve, if required, in whole or in part, at any time or from time to time, out of funds legally available for payment, on or after the sixth anniversary of the issue date.

The cash redemption price will be the liquidation preference, initially $1,000 per share of Series B Preferred Shares, plus declared and unpaid dividends, if any, for prior dividend periods (if we have received the approval of the Federal Reserve) and the then-current dividend period.

If fewer than all of the outstanding Series B Preferred Shares are to be redeemed, we will select those to be redeemed pro rata, or by lot, or in any other manner as our board of directors may determine. If a partial redemption of the Series B Preferred Shares would result in the delisting of the Series B Preferred Shares from any national securities exchange on which the Series B Preferred Shares are then listed, we may only redeem the Series B Preferred Shares in whole.

On and after the date fixed for redemption, provided that the redemption price has been paid or provided for, dividends will no longer be payable on the Series B Preferred Shares called for redemption. These shares will no longer be deemed to be outstanding, and the holders of these shares will have no rights as shareholders, except the right to receive the amount payable on redemption, without interest, upon surrender of the certificates evidencing the Series B Preferred Shares to be redeemed.

We will not redeem or set aside funds for the redemption of any parity shares unless prior to or contemporaneously we redeem, or set aside funds for the redemption of, a number of Series B Preferred Shares whose liquidation preference bears the same relationship to the aggregate liquidation preference of all Series B Preferred Shares then outstanding as the liquidation preference of any parity shares then outstanding.

Redemption Procedures. We will furnish written notice of the redemption by issuing a press release for publication on a newswire service and by first class mail to each holder not less than 30 nor more than 60 days in advance of the redemption date. In addition to any information required by applicable law or regulation, the press release, if any, and this notice, shall state, as appropriate:

•	the redemption date;

•	the total number of Series B Preferred Shares to be redeemed;

•	that each Series B Preferred Share to be redeemed will be redeemed for cash in an amount equal to the redemption price;

•	that dividends on the Series B Preferred Shares to be redeemed will cease to be payable on the redemption date, unless we default in the payment of the redemption price;

•	that the right of the holders to voluntarily convert Series B Preferred Shares into common shares will terminate at the close of business on the business day preceding the redemption date, unless we default in the payment of the redemption price; and

•	that if any Series B Preferred Shares held by any holder are represented by one or more physical certificates, such holder must surrender to us or the transfer agent, in the manner and at the place or places designated, such physical certificate or certificates representing the Series B Preferred Shares to be redeemed.

If we redeem a holder’s Series B Preferred Shares, such holder’s right to voluntarily convert the redeemed Series B Preferred Shares shall terminate at 5:00 p.m., New York City time, on the trading day immediately preceding the date fixed for redemption.

Each holder of one or more physical certificates representing Series B Preferred Shares must surrender such physical certificate or certificates to us or our transfer agent (properly endorsed or assigned for transfer, if we shall so require and the redemption notice shall so state), in the manner and at the place or places designated in the redemption notice, and the full redemption price for such shares will be payable in cash on the redemption date to the holder, and each surrendered physical certificate will be canceled and retired.

Preemptive Rights

No holder of any Series B Preferred Shares will have any preemptive right to subscribe to the Company’s capital stock, obligations, warrants or other securities of any class, whether now or authorized in the future.

No Other Rights

Neither our common shares nor our preferred shares, including the Series B Preferred Shares, will have any preferences, voting powers or relative, participating, option or other special rights, except as set forth in our Articles (including any applicable amendment to our Articles) or as otherwise required by law.

Transfer Agent and Registrar

The transfer agent for the Series B Preferred Shares will be Illinois Stock Transfer Company.

DESCRIPTION OF THE DEPOSITARY SHARES

This section summarizes specific terms of the depositary shares. The description of the depositary shares contained in this section is not complete and is subject to, and qualified in its entirety by reference to, the provisions of the Deposit Agreement (including the form of depositary receipt contained therein), a copy of which is attached as Exhibit 4.4 to the Registration Statement of which this prospectus constitutes a part.

General

We are issuing depositary shares representing proportional fractional interests in the Series B Preferred Shares. Each depositary share represents a 1/40th fractional interest in a Series B Preferred Share and will be evidenced by depositary receipts, as described below under “— Book-Entry Issuance.” The Series B Preferred Shares underlying the depositary shares will be deposited with Illinois Stock Transfer Company, as depositary, under a deposit agreement among us, the depositary and the holders from time to time of the depositary receipts evidencing the depositary shares. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a Series B Preferred Share represented by such depositary share, to all the rights, preferences and privileges of the Series B Preferred Shares represented thereby (including dividend, voting, redemption, conversion and liquidation rights).

In this prospectus, references to “holders” of depositary shares mean those who have depositary shares registered in their own names on the books that we or the depositary maintain for this purpose. You should review the special considerations that apply to indirect holders described below under “— Book-Entry Issuance.”

Immediately following our issuance of the Series B Preferred Shares, we will deposit the Series B Preferred Shares with the depositary. Initially, we will issue the depositary shares in book-entry only form through the direct registration system of our transfer agent and the depositary will deliver written confirmation to purchasers of depositary shares. Subsequently, depositary shares may (1) be issued in the form of physical depositary receipts, (2) be issued in book-entry form with the Depository Trust Company (“DTC”) or (3) continue to be held in book-entry form through the transfer agent. See “— Book-Entry Issuance” below.

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements and all charges of the depositary in connection with the initial deposit of the Series B Preferred Shares, the initial issuance of the depositary shares, all withdrawals of Series B Preferred Shares by holders of depositary shares and the registration of transfers of title to any depositary shares. However, holders of depositary shares will pay other transfer and other taxes and governmental charges and the other charges expressly provided in the deposit agreement to be for their accounts.

Dividends

Each dividend payable on a depositary share will be in an amount equal to 1/40th of the dividend declared and payable on the related Series B Preferred Share.

The depositary will distribute all cash dividends or other cash distributions received on the Series B Preferred Shares to the record holders of depositary shares in proportion to the number of depositary shares held by the holders on the record date fixed by us for the Series B Preferred Shares. In the event that the calculation of such amount to be paid results in an amount which is a fraction of one cent, the amount the depositary shall distribute to such record holder shall be rounded to the next highest whole cent if such fraction of one cent is equal to or greater than $0.005. Otherwise, the fractional amount shall be disregarded by the depositary.

If we make a distribution other than in cash, the depositary will distribute the property it receives to the record holders of depositary receipts in proportion to the number of depositary shares evidenced by depositary receipts those holders own on the relevant record date, unless the depositary determines (after consultation with us) that the distribution cannot be made proportionately among those holders or that it is not feasible to make the distribution. In that event, the depositary may, with our approval, adopt any other method for such distribution as it deems equitable and appropriate, including the sale of such property (at such place or places and upon such terms as it may deem equitable and appropriate) and distribution of the net proceeds from such sale to such holders.

The amount distributed to holders of depositary shares will be reduced by any amounts required to be withheld by us or the depositary on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any depositary shares or the Series B Preferred Shares until such taxes or other governmental charges are paid.

Voting

Because each depositary share represents a 1/40th interest in a Series B Preferred Share, holders of depositary receipts will be entitled to 1/40th of a vote per depositary share under those limited circumstances in which holders of the Series B Preferred Shares are entitled to a vote.

Upon receiving notice of any meeting at which the holders of the Series B Preferred Shares are entitled to vote, the depositary will mail the information contained in the notice of the meeting to the record holders of the depositary shares. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series B Preferred Shares, may instruct the depositary how to exercise his or her voting rights. The depositary will endeavor, insofar as practicable, to vote or cause to be voted the maximum number of whole Series B Preferred Shares represented by those depositary shares in accordance with those instructions received sufficiently in advance of the meeting, and we will take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series B Preferred Shares, it will not vote the amount of the Series B Preferred Shares represented by such depositary shares.

Conversion

If we elect to exercise our conversion option, the depositary will convert all depositary shares into our common shares equal to the applicable fraction or multiple of the common shares into which the Series B Preferred Shares has been converted plus any cash for a fractional share interest.

If a holder elects to convert the holder’s depositary shares, the depositary will convert Series B Preferred Shares into a sufficient number of our common shares equal to the applicable fraction or multiple of the common shares represented by the depositary shares for which conversion has been elected plus any cash for any fractional share interest.

After the conversion, the depositary shares will no longer be deemed to be outstanding, and all rights of holders of the depositary shares will cease, except the right to receive the common shares and cash to which the holders are entitled to receive upon the conversion upon the surrender to the depositary of the depositary shares representing the depositary receipts. Any common shares and cash deposited by us with the depositary for any depositary shares that the holders fail to convert will be returned to us after a period of two years from the date they are deposited.

Redemption

Whenever we redeem Series B Preferred Shares, the depositary will redeem depositary shares from any proceeds received by the depositary resulting from the redemption, in whole or in part, of the Series B Preferred Shares represented by those depositary shares. The redemption price per depositary share will equal the applicable fraction or multiple of the redemption price per share payable with respect to the Series B Preferred Shares. If less than all the depositary shares will be redeemed, the depositary shares to be redeemed will be selected by lot or substantially equivalent method determined by the depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed to be outstanding, and all rights of the holders of the depositary shares will cease, except the right to receive the monies payable and any other property to which the holders were entitled upon the redemption upon surrender to the depositary of the depositary receipts evidencing the depositary shares. Any funds deposited by us with the depositary for any depositary shares that the holders fail to redeem will be returned to us after a period of two years from the date the funds are deposited.

Miscellaneous

The depositary will forward to the holders of depositary shares all reports and communications from us which are delivered to the depositary and which we are required to furnish to the holders of the Series B Preferred Shares. In addition, the depositary will make available for inspection by holders of depositary shares at the principal office of the depositary, and at such other places as it may from time to time deem advisable, any reports and communications received from us which are received by the depositary as the holder of Series B Preferred Shares.

Listing

We have applied for the depositary shares to be listed on the NASDAQ Capital Market under the symbol “FCZA–B.” If the application for listing is approved, trading of the depositary shares is expected to commence within 30 days following the initial issuance of the depositary shares. However, no assurance can be given that any trading market will develop in the depositary shares.

Depositary, Transfer Agent and Registrar

Illinois Stock Transfer Company will be the depositary, transfer agent and registrar for the depositary shares.

Book-Entry Issuance

Initially, we will issue the depositary shares in book-entry only form through the direct registration system of our transfer agent and the depositary will deliver written confirmation to purchasers of depositary shares. Subsequently, depositary shares may (1) be issued in the form of physical depositary receipts, (2) be issued in book-entry form with DTC or (3) continue to be held in book-entry form through the transfer agent.

Upon request, the Depositary and the Company will make application to DTC for acceptance of all or a portion of the depositary shares for its book-entry settlement system. So long as the depositary shares are eligible for book-entry settlement with DTC, unless otherwise required by law, all depositary shares with book-entry settlement through DTC will be represented by a single receipt (the “DTC Receipt”), which will be deposited with DTC (or its custodian) evidencing all such depositary shares and registered in the name of the nominee of DTC (initially expected to be Cede & Co.). The depositary or our transfer agent or such other entity as is agreed to by DTC may hold the DTC Receipt as custodian for DTC. Ownership of beneficial interests in the DTC Receipt will be shown on, and the transfer of such ownership will be effected through, records maintained by (i) DTC or its nominee for such DTC Receipt, or (ii) institutions that have accounts with DTC.

If issued, the DTC Receipt will be exchangeable for depositary shares only if (i) DTC notifies the Company at any time that it is unwilling or unable to continue to make its book-entry settlement system available for the depositary shares and a successor to DTC is not appointed by the Company within 90 days of the date the Company is so informed in writing, (ii) DTC notifies the Company at any time that it has ceased to be a clearing agency registered under applicable law and a successor to DTC is not appointed by the Company within 90 days of the date the Company is so informed in writing or (iii) the Company executes and delivers to DTC a notice to the effect that such DTC Receipt shall be so exchangeable. If the beneficial owners of interests in depositary shares are entitled to exchange such interests for depositary shares as the result of an event described in clause (i), (ii) or (iii) of the preceding sentence, then the depositary will provide written instructions to DTC to deliver to the depositary for cancellation the DTC Receipt, and the Company will instruct the depositary to execute and issue to the beneficial owners of the depositary shares previously evidenced by the DTC Receipt depositary shares either in the form of physical depositary receipts or in book-entry form.

DESCRIPTION OF COMMON SHARES

The following is a brief description of the terms of our common shares. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the relevant provisions of Ohio law and our Articles and Code of Regulations, each of which is included as an exhibit to the registration statement of which this prospectus is a part.

General

Under our Articles, we are authorized to issue up to 20,000,000 common shares. As of October 25, 2013, 7,707,917 common shares were outstanding and 747,964 common shares were held by First Citizens as treasury shares. The common shares issuable upon conversion of the Series B Preferred Shares will be issued by us from common shares held in treasury or from authorized but unissued common shares.

Liquidation Rights

Each common share entitles the holder thereof to share ratably in First Citizens’ net assets legally available for distribution to shareholders in the event of First Citizens’ liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors or provision for such payment, subject to the rights of the holders of our Series A and Series B Preferred Shares (collectively, our “Preferred Shares”). With respect to the amounts to be paid upon liquidation, our Preferred Shares rank senior to the common shares.

Preemptive, Conversion and Redemption Rights

Prior to 2000, Section 1701.15(A) of the Ohio Revised Code provided that, unless the articles of an Ohio corporation state otherwise, the holders of shares of an Ohio corporation have the pre-emptive right, upon the offering or sale for cash of shares of the same class, during a reasonable time and on reasonable terms fixed by the directors, to purchase the shares in proportion to their respective holdings of shares of such class. Section 1701.15 was amended in 2000 to provide that shareholders of an Ohio corporation do not have pre-emptive rights to acquire a corporation’s unissued shares except to the extent otherwise provided in the corporation’s articles. However, as amended, Section 1701.15(C) provides that the provisions of Section 1701.15(A), as they existed prior to the effective date of the 2000 amendment, shall continue to apply to any corporation incorporated prior to the effective date of the amendment, until the shareholders of such corporation adopt an amendment to its articles expressly providing otherwise.

Because First Citizens was incorporated prior to 2000, and the shareholders of First Citizens have not amended the Articles to eliminate pre-emptive rights, the holders of First Citizens common shares have the pre-emptive rights described in Section 1701.15(A) of the Ohio Revised Code, as such section existed prior to amendment in 2000. These pre-emptive rights do not apply, however, to any offering or sale of treasury shares or to any issuance of common shares to shareholders as a stock dividend or distribution, upon conversion or exercise of stock options or other conversion rights, or under certain other circumstances specified in Section 1701.15(A) of the Ohio Revised Code, as in effect prior to the 2000 amendment.

Neither the sale and issuance of the Series B Preferred Shares (and, therefore, the depositary shares), nor the issuance of common shares upon conversion of the Series B Preferred Shares, are subject to pre-emptive rights. Because the Series B Preferred Shares are a different class than the common shares, the holders of common shares are not entitled to pre-emptive rights with respect to the sale and issuance of the Series B Preferred Shares or the depositary shares. In addition, Section 1701.15(A) of the Ohio Revised Code (both as currently in effect and as in effect prior to the 2000 amendment) exempts from pre-emptive rights any common shares that are “issued or agreed to be issued upon conversion of convertible shares authorized in the articles.” Because the Series B Preferred Shares are authorized in the articles, the issuance of common shares upon conversion of the Series B Preferred Shares will not be subject to pre-emptive rights.

The holders of common shares do not have conversion rights, and there are no mandatory redemption provisions applicable to the common shares.

Dividends

As an Ohio corporation, First Citizens may, in the discretion of our Board of Directors, generally pay dividends to our shareholders out of surplus, however created, but must notify the shareholders if a dividend is paid out of capital surplus. Our ability to obtain funds for the payment of dividends and for other cash requirements largely depends on the amount of dividends that may be declared and paid by our subsidiaries. Thus, as a practical matter, any restrictions on the ability of our subsidiaries, including Citizens, to pay dividends will act as restrictions on the amount of funds available for payment of dividends by First Citizens.

The ability of Citizens to pay dividends is subject to limitations under various laws and regulations and to prudent and sound banking principles. Generally, subject to certain minimum capital requirements, Citizens may declare a dividend without the approval of the State of Ohio Division of Financial Institutions so long as the total of the dividends in a calendar year does not exceed Citizens’ total net income for that year combined with its retained net income for the two preceding years.

The ability of our subsidiaries to pay dividends to us is also subject to their profitability, financial condition, capital expenditures and other cash flow requirements and contractual obligations.

The dividend rights of holders of our Common Shares are also qualified by and subject to the dividend rights of holders of the Preferred Shares. With respect to the payment of dividends, the Preferred Shares rank senior to the Common Shares. So long as any Preferred Shares remain outstanding, unless all accrued and unpaid dividends on the Preferred Shares have been paid or are contemporaneously declared and paid in full, no dividend whatsoever will be declared or paid on the Common Shares.

Number of Directors

Our Code of Regulations provides for our Board of Directors to consist of not less than five and not more than 25 directors. Our Board of Directors currently consists of eight directors.

Nomination of Directors

Pursuant to the Code of Regulations, all shareholder nominations must be made in writing and delivered or mailed to the Secretary of the Company. Nominations must be received by the Secretary of the Company not less than 14 days nor more than 50 days prior to the shareholder meeting, except that if less than 21 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice must be delivered or mailed no later than the close of business on the seventh day following the day on which notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first (but in no event less than seven days prior to the meeting). Each nomination must contain the following information: (a) the name, age, business address and residence address of the proposed nominee; (b) the principal occupation or employment of the proposed nominee; (c) the class and number of shares of capital stock of the Company which are beneficially owned by the proposed nominee; (d) the name and record address of the shareholder making the nomination; and (e) the class and number of shares of capital stock of the Company which are beneficially owned by the shareholder making the nomination. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of a proposed nominee to serve as director of the Company.

Cumulative Voting Rights

Under Ohio law, shareholders have the right to make a request, in accordance with applicable procedures, to cumulate their votes in the election of directors unless a corporation’s articles of incorporation are amended, in accordance with applicable procedures, to eliminate that right. Cumulative voting allows each shareholder to multiply the number of shares that he or she may be entitled to vote by the total number of Directors to be elected and to cast the entire number of such votes for one candidate or to distribute them among any two or more candidates. The Articles have not been amended to eliminate cumulative voting in the election of directors.

Anti-Takeover Effects of Articles of Incorporation, Code of Regulations and Ohio Law

Certain provisions in our Articles, Code of Regulations and the Ohio Revised Code could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. These provisions could adversely affect the market price of our shares.

Special Voting Requirements

Article SIXTH of the Articles sets forth certain requirements in connection with the approval or authorization of any of the following types of business combinations:

•	any merger or consolidation involving First Citizens or any subsidiary of First Citizens;

•	any sale, lease, exchange, transfer or other disposition of all or a substantial part of the assets of First Citizens or any subsidiary of First Citizens;

•	any sale, lease, exchange, transfer or other disposition of all or a substantial part of the assets of any entity to First Citizens or any subsidiary of First Citizens;

•	any issuance, sale, exchange, transfer or other disposition by First Citizens or any subsidiary of First Citizens of any corporation;

•	any recapitalization or reclassification of First Citizens’ securities or other transaction that would have the effect of increasing the voting power of a “related person” (as defined below);

•	any liquidation, spin-off, split-up or dissolution of First Citizens; and

•	any agreement, contract or other arrangement providing for any of the foregoing transactions.

For purposes of Article SIXTH, “related person” generally means any person, entity or group, including any affiliate or associate thereof (other than First Citizens, any wholly-owned subsidiary of First Citizens, or any trustee of, or fiduciary with respect to, any plan when acting in such capacity) that, at the time any business combination is agreed to, authorized or approved, is the beneficial owner of not less than 10% of the Common Shares entitled to vote on such business combination.

Article SIXTH provides that, when evaluating a business combination or any tender or exchange offer, the Board of Directors of First Citizens shall consider, without limitation: (i) the social and economic effects of the transaction on First Citizens and its subsidiaries, employees, customers, creditors and community; (ii) the business and financial conditions and earning prospects of the acquiring person or persons; and (iii) the competence, experience and integrity of the acquiring person or persons and its or their management.

Article SIXTH further provides that the affirmative vote of the holders of not less than 80% of each class of First Citizens common shares entitled to vote on the transaction shall be required for the approval of any business combination in which a related person has an interest (except proportionately as a shareholder); provided, however, that the 80% voting requirement shall not be applicable if (i) the continuing directors, who at the time constitute at least a majority of the Board of Directors of First Citizens, have approved the business combination by at least two-thirds vote or (ii) certain conditions relating to the fairness of the transaction have been satisfied. If the 80% voting requirement is inapplicable, any business combination requiring shareholder approval may be authorized by the affirmative vote of the holders of First Citizens common shares entitling them to exercise a majority of the voting power of First Citizens in accordance with Article FIFTH of the Articles.

Article SEVENTH of the Articles provides that no amendment of the Articles of Incorporation shall be effective to amend, alter or repeal any of the provisions of Article SIXTH unless such amendment shall receive the affirmative vote of the holders of not less than 80% of the First Citizens common shares entitled to vote thereon; provided, however, that the 80% voting requirement shall not be applicable if such amendment shall have been proposed and authorized by the Board of Directors of First Citizens by the affirmative vote of at least two-thirds of the continuing directors.

Limited Shareholder Action by Written Consent

The Ohio Revised Code requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, except that the code of regulations may be amended by an action by written consent of holders of shares entitling them to exercise two-thirds of the voting power of the corporation or, if the articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. This provision may have the effect of delaying, deferring or preventing a tender offer or takeover attempt that a shareholder might consider to be in its best interest.

Control Share Acquisition Act

The Ohio Revised Code provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must occur prior to any person’s acquisition of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third of such voting power;

•	one-third or more but less than a majority of such voting power; or

•	a majority or more of such voting power.

The Control Share Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Control Share Acquisition Act.

Merger Moratorium Statute

Chapter 1704 of the Ohio Revised Code generally addresses a wide range of business combinations and other transactions (including mergers, consolidations, asset sales, loans, disproportionate distributions of property and disproportionate issuances or transfers of shares or rights to acquire shares) between an Ohio corporation and an “Interested Shareholder” who, alone or with others, may exercise or direct the exercise of at least 10% of the voting power of the corporation in the election of directors. The Merger Moratorium Statute prohibits such transactions between the corporation and the Interested Shareholder for a period of three years after a person becomes an Interested Shareholder, unless, prior to such date, the directors approved either the business combination or other transaction or approved the acquisition that caused the person to become an Interested Shareholder.

Following the three-year moratorium period, the corporation may engage in the covered transaction with the Interested Shareholder if:

•	the transaction receives the approval of the holders of shares entitling them to exercise at least two-thirds of the voting power of the corporation in the election of directors or the approval of the holders of a majority of the voting shares held by persons other than an Interested Shareholder; or

•	the remaining shareholders receive an amount for their shares equal to the higher of the highest amount paid in the past by the Interested Shareholder for the corporation’s shares or the amount that would be due to the shareholders if the corporation were to dissolve.

The Merger Moratorium Statute does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Merger Moratorium Statute.

Anti-Greenmail Statute

Pursuant to the Ohio Anti-Greenmail Statute, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either: (1) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation; or (2) that his purpose was not to increase any profit or decrease any loss in the stock. Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of the corporation if a corporation refuses to bring an action to recover these profits. The party bringing such an action may recover his attorneys’ fees if the court having jurisdiction over such action orders recovery of any profits.

The Anti-Greenmail Statute does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Anti-Greenmail Statute.

DESCRIPTION OF PREFERRED SHARES

The following is a brief description of the terms of our preferred shares. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the relevant provisions of Ohio law and our Articles and Code of Regulations, each of which is included as an exhibit to the registration statement of which this prospectus is a part.

General

We are authorized under the Articles to issue up to 200,000 preferred shares, each without par value. As of October 25, 2013, we had 23,184 preferred shares outstanding, all of which were Series A Preferred Shares.

Our authorized but unissued preferred shares are typically referred to as “blank check” preferred shares. This term refers to preferred shares for which the rights and restrictions are determined by the board of directors of a corporation at the time the preferred shares are issued. Under the Articles, our Board of Directors has the authority, without any further shareholder vote or action, to issue the remaining preferred shares in one or more series, from time to time, with such rights, preferences and relative, participating, optional or other special rights and privileges of, and qualifications, limitations or restrictions upon, the preferred shares, as may be provided in the amendment or amendments to the Articles adopted by our Board of Directors. Under Ohio law, absent a determination by our Board of Directors to establish different voting rights, holders of preferred shares would be entitled to one vote per share on matters to be voted upon by the holders of common shares and preferred shares voting together as a single class. Ohio law would also entitle the holders of preferred shares to exercise a class vote on certain matters.

The authority of our Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to preferred shares of any series:

•	the division of the preferred shares into series and the designation and authorized number of shares in each series (up to the number of preferred shares authorized);

•	the voting rights (full, conditional or limited) of the preferred shares of each series;

•	the dividend rates or the amount of dividends to be paid on the preferred shares of each series and whether the dividends are to be cumulative;

•	whether preferred shares are to be redeemable, and, if so, the price or prices at which, and the terms and conditions upon which the preferred shares may be redeemed;

•	the liquidation rights to which the holders of preferred shares will be entitled;

•	whether the preferred shares will be subject to the operation of a sinking fund, and, if so, upon what conditions;

•	whether the preferred shares will be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of the conversion or exchange;

•	the price or other consideration for which the preferred shares are to be issued;

•	whether the issuance of any additional shares, or of any shares of any other series, will be subject to restrictions; and

•	any other designations, preferences, limitations or rights permitted by the Articles and Ohio law.

Series A Preferred Shares

On January 23, 2009, we issued and sold to the U.S. Treasury 23,184 Series A Preferred Shares in conjunction with our participation in TARP. We issued the Series A Preferred Shares to the U.S. Treasury for an aggregate purchase price of $23.2 million in a private placement exempt from the registration requirements of the

Securities Act. The Series A Preferred Shares qualify as Tier 1 capital for regulatory purposes. On July 3, 2012, the U.S. Treasury completed the sale of all 23,184 Series Preferred Shares to various investors pursuant to a modified “Dutch auction” process. Certain directors of the Company purchased Series A Preferred Shares from the U.S. Treasury in the July 2012 auction. Information regarding the beneficial ownership of the Company’s Series A Preferred Shares by directors of the Company is set forth in “Related Party Transactions” beginning on page 44 of this prospectus.

Liquidation Rights. The Series A Preferred Shares have a liquidation preference amount of $1,000 per share.

Dividends. Dividends on the Series A Preferred Shares are payable quarterly in arrears on each February 15, May 15, August 15 and November 15. The initial dividend rate is 5% per annum through February 14, 2014, and will increase to 9% per annum on and after February 15, 2014 if not otherwise redeemed earlier for cash by us. Since issuing the Series A Preferred Shares, the Company has declared and paid all accrued dividends on the Series A Preferred Shares to the date of this prospectus.

Maturity. The Preferred Shares have no maturity date.

Rank. The Series A Preferred Shares rank (i) senior to common shares or any other capital stock that ranks, by its terms, junior as to dividend rights and/or rights upon liquidation to the Series Preferred Shares (“junior shares”), (ii) equally with any shares of our capital stock whose terms do not expressly provide that such class or series will rank senior or junior to the Series A Preferred Shares as to dividend rights and/or rights upon liquidation (“parity shares”) and (iii) junior to all of our existing and future indebtedness and any future senior securities, in each case as to dividend rights and/or rights upon liquidation.

Priority of Dividends. So long as any of the Series A Preferred Shares remain outstanding, we may not declare or pay a dividend or other distribution on our common shares or any other junior shares (other than dividends payable solely in common shares) or parity shares (other than dividends paid on a pro rata basis with the Series A Preferred Shares), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any common shares, junior shares or parity shares unless all accrued and unpaid dividends on the Preferred Shares for all past dividend periods are paid in full.

Redemption. We may redeem the Series A Preferred Shares, at any time, in whole or in part, at our option, subject to prior approval by the appropriate federal banking agency, for a redemption price equal to 100% of the liquidation preference amount per Series A Preferred Share plus any accrued and unpaid dividends (including dividends accrued on any unpaid dividends) to but excluding the date of redemption.

Voting Rights. Holders of the Series A Preferred Shares generally have no voting rights. However, if we do not pay dividends on the Series Preferred Shares for six or more quarterly periods, whether or not consecutive, the holders of the Series A Preferred Shares, voting as a single class with the holders of any other parity shares upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors to serve on our board of directors until all accrued and unpaid dividends (including dividends accrued on any unpaid dividends) on the Series A Preferred Shares for all past dividend periods are paid in full.

In addition, the affirmative vote of the holders of at least 66-2/3% of the outstanding Series A Preferred Shares is required for us to authorize, create or increase the authorized number of shares of our capital stock ranking, as to dividends or amounts payable upon liquidation, senior to the Series A Preferred Shares, to amend, alter or repeal any provision of our charter or the Certificate of Designations for the Series A Preferred Shares in a manner that adversely affects the rights of the holders of the Series A Preferred Shares or to consummate a binding share exchange or reclassification of the Series A Preferred Shares or a merger or consolidation of us with another entity unless (x) the Series A Preferred Shares remain outstanding or are converted into or exchanged for preference shares of the surviving entity or its ultimate parent and (y) the Series A Preferred

Shares remain outstanding or such preference shares have such terms that are not materially less favorable, taken as a whole, than the rights of the Series A Preferred Shares immediately prior to such transaction, taken as a whole.

Series B Preferred Shares

For a detailed description of our Series B Preferred Shares, see “Description of the Series B Preferred Shares” beginning on page 45 of this prospectus and the Certificate of Amendment to Articles attached as Exhibit 3.4 to the Registration Statement of which this prospectus constitutes a part.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax consequences and, in the case of a non-U.S. holder (as defined below), U.S. federal estate tax consequences, with respect to the acquisition, ownership and disposition (by conversion, sale or redemption) of the depositary shares acquired pursuant to this offering and common shares issued upon conversion of such depositary shares. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), Treasury regulations and judicial and administrative authority, all as in effect as of the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. This summary is limited to investors who will hold the depositary shares and common shares issued upon conversion as capital assets and does not discuss all aspects of U.S. federal income and estate taxation that may be important to particular investors in light of their individual circumstances. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) regarding any matter discussed herein, and we cannot assure you that the IRS will not challenge one or more of the tax consequences described below.

This discussion does not address the tax consequences to investors who are subject to special tax rules, such as banks and other financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, governments and governmental entities, broker-dealers, employee stock purchase plans, partnerships and other pass-through entities, tax-exempt organizations, investors that will hold the depositary shares or common shares issued upon conversion as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes, traders that elect to mark-to-market their securities, persons that acquire depositary shares in connection with employment or other performance of services, persons subject to the alternative minimum tax, U.S. expatriates, U.S. holders (as defined below) that have a functional currency that is not the U.S. dollar, controlled foreign corporations, or passive foreign investment companies, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address any U.S. federal tax considerations other than income and estate taxation (such as gift taxation) or any state, local or non-U.S. tax consequences. You should consult your own tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of the acquisition, ownership and disposition of the depositary shares and common shares issued upon conversion.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of the depositary shares or common shares issued upon conversion, as applicable, and you are for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) has a valid election in effect under applicable Treasury regulations to be treated as a United States person. You are a “non-U.S. holder” if you are a beneficial owner of the depositary shares or common shares issued upon conversion that is an individual, corporation, estate or trust that is not a U.S. holder.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a holder of the depositary shares or common shares issued upon conversion, the U.S. federal income and estate tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding depositary shares or common shares issued upon conversion, you should consult your own tax advisor as to the particular U.S. federal income and estate tax consequences of the purchase, ownership and disposition of the depositary shares and common shares issued upon conversion.

Beneficial owners of the depositary shares will be treated for federal income tax purposes as if they were owners of the underlying Series B Preferred Shares represented by such depositary shares.

THIS DISCUSSION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE DEPOSITARY SHARES. PROSPECTIVE INVESTORS SHOULD SEEK ADVICE FROM THEIR OWN INDEPENDENT TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL, AS WELL AS NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO THEM, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, OF PURCHASING, OWNING AND DISPOSING OF THE DEPOSITARY SHARES.

U.S. Holders

Distributions. In general, if distributions are made with respect to the depositary shares or common shares issued upon conversion, the distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Any portion of a distribution made with respect to the depositary shares or common shares issued upon conversion in excess of our current and accumulated earnings and profits is treated first as a nontaxable return of capital reducing your tax basis in such depositary shares or common shares issued upon conversion, as applicable. Any amount in excess of such tax basis is treated as capital gain, the tax treatment of which is discussed below under “— U.S. Holders — Sale or Redemption.”

Dividends received by individual holders of the depositary shares or common shares issued upon conversion will generally be subject to a reduced maximum tax rate of 20% if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. The rate reduction does not apply to dividends that are paid to individual holders with respect to depositary shares or common shares issued upon conversion that are held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the depositary shares or common shares issued upon conversion become ex-dividend. Furthermore, the rate reduction does not apply to dividends received to the extent that an individual holder elects to treat the dividends as “investment income” for purposes of determining the holder’s limit for the deduction of investment interest under Section 163(d) of the Code. You should consult your own tax advisor regarding the implications of these rules in light of your particular circumstances.

Dividends received by corporate holders of the depositary shares or common shares issued upon conversion may be eligible for a dividends received deduction equal to 70% of the amount of the distribution treated as a dividend, subject to applicable limitations, including limitations related to “debt financed portfolio stock” under Section 246A of the Code and to the holding period requirements of Section 246(c) of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may, if such dividend exceeds certain thresholds in relation to the holder’s adjusted tax basis in the depositary shares or common shares issued upon conversion and depending on other circumstances, constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code. Under Section 1059, a corporate holder that has held shares for two years or less before the dividend announcement date generally must reduce the tax basis of the holder’s shares with respect to which such dividend was paid (but not below zero) by the “non-taxed portion” of any “extraordinary dividend” and, if the non-taxed portion exceeds the holder’s tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received. Individual holders of depositary shares or common shares issued upon conversion who receive any “extraordinary dividends” that are treated as “qualified dividend income” (as discussed above) will be required to treat any losses on the sale of such depositary shares or common shares issued upon conversion as long-term capital losses to the extent of such dividends. You should consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your particular facts and circumstances.

In general, for purposes of meeting the holding period requirements for both the dividends received deduction and the reduced maximum tax rate on dividends described above, holders may not count toward their holding period any period in which they (i) have the option to sell, are under a contractual obligation to sell, or have made (and not closed) a short sale of depositary shares or common shares issued upon conversion, or substantially identical stock or securities, (ii) are the grantor of an option to buy depositary shares or common shares issued upon conversion, or substantially identical stock or securities or (iii) otherwise have diminished their risk of loss by holding one or more other positions with respect to substantially similar or related property. Treasury regulations provide that a taxpayer has diminished its risk of loss on stock by holding a position in substantially similar or related property if the taxpayer is the beneficiary of a guarantee, surety agreement or similar arrangement that provides for payments that will substantially offset decreases in the fair market value of the stock. In addition, the Code disallows the dividends received deduction as well as the reduced maximum tax rate on dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisor regarding the implications of these rules in light of your particular circumstances.

Conversion of the Depositary Shares. A holder generally will not recognize gain or loss upon the conversion of the depositary shares into common shares, except with respect to any cash received in lieu of a fractional common share, as described below. Generally, a holder’s adjusted tax basis in the common shares received upon the conversion of the depositary shares will equal the adjusted tax basis of the converted depositary shares (reduced by the portion of the adjusted tax basis allocated to any fractional common share deemed exchanged for cash, as described below). The holding period of such common shares will include the holding period of the converted depositary shares.

Cash received in lieu of a fractional common share will generally be treated as a payment in a taxable exchange for such fractional common share, and capital gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the amount of the adjusted tax basis of the converted depositary shares allocable to the fractional common share. The adjusted tax basis of the converted depositary shares will be allocated between the common shares received upon the conversion of the depositary shares and the fractional common share in accordance with their respective fair market values.

Adjustment of Conversion Price in Respect of Depositary Shares. The conversion price of the depositary shares is subject to adjustment under certain circumstances. A holder of the depositary shares may, in certain circumstances, be deemed to have received a distribution with respect to the depositary shares if and to the extent that the conversion price is adjusted if such adjustment has the effect of increasing such holder’s proportionate interest in our earnings and profits or assets. Such a deemed distribution would be includable in such holder’s income in the manner set forth above under “— U.S. Holders — Distributions.” For example, if the conversion price is adjusted as a result of a distribution that is taxable to holders of our common shares, such as a cash dividend, you may be deemed to have received a dividend subject to U.S. federal income tax even though you do not receive a corresponding cash distribution. In addition, an adjustment to the conversion price or a failure to make (or adequately make) such an adjustment may give rise to constructive distributions to holders of the depositary shares or holders of our common shares. Thus, under certain circumstances, holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the depositary shares generally will not be deemed to result in a constructive distribution with respect to the depositary shares. Generally, a holder’s tax basis in the depositary shares will be increased to the extent that any such constructive distribution is treated as a dividend.

Sale or Redemption. On the sale or exchange of the depositary shares or common shares issued upon conversion to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (i) the amount of cash and the fair market value of any property you receive on the sale or exchange and (ii) your tax basis in the depositary shares or common shares issued upon conversion. You should consult your own tax advisor regarding applicable rates, holding periods and netting rules for capital gains and losses in light of your particular facts and circumstances. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

On the redemption by us of depositary shares or common shares issued upon conversion, the redemption proceeds you receive upon surrender of the depositary shares or common shares issued upon conversion will be treated either as a payment received upon a sale or exchange of the depositary shares or common shares issued upon conversion or as a distribution with respect to your equity interests in us, depending upon whether and to what extent the redemption reduces your deemed percentage stock ownership in us.

A redemption will be treated as a sale or exchange of the depositary shares or common shares issued upon conversion (as discussed above) if:

•	the redemption is “substantially disproportionate” with respect to you within the meaning of Section 302(b)(2) of the Code;

•	the redemption results in a “complete redemption” of your equity interest in us (within the meaning of Section 302(b)(3) of the Code); or

•	the redemption is “not essentially equivalent to a dividend” with respect to you (within the meaning of Section 302(b)(1) of the Code).

In determining whether any of these tests has been met, you must take into account not only the depositary shares, common shares issued upon conversion and other equity interests in us that you actually own, but also shares and other equity interests that you constructively own within the meaning of Section 318 of the Code.

If none of the above tests giving rise to sale or exchange treatment is satisfied, then a payment made in redemption of the depositary shares or common shares issued upon conversion will be treated as a distribution that is subject to the tax treatment described above under “— U.S. Holders — Distributions.” The amount of the distribution will be equal to the amount of cash and the fair market value of property you receive without any offset for your tax basis in the depositary shares or common shares issued upon conversion. Your tax basis in the redeemed depositary shares or common shares issued upon conversion generally will be transferred to your remaining equity interests in us.

Any redemption proceeds that are attributable to any declared but unpaid dividends on the depositary shares or common shares issued upon conversion will generally be subject to the rules described above under “— U.S. Holders — Distributions.”

You should consult your own tax advisor regarding: (i) whether a redemption payment will be treated as received in connection with a sale or exchange under Section 302 of the Code or, alternatively, will be characterized as a distribution; and (ii) the resulting tax consequences to you in light of your individual facts and circumstances.

Medicare Contribution Tax. U.S. holders that are individuals, estates or certain trusts are required to pay a 3.8% tax (the “Medicare Contribution Tax”) on the lesser of (i) the U.S. holder’s “net investment income” in the case of an individual, or undistributed “net investment income” in the case of an estate or trust, in each case for the relevant taxable year and (ii) the excess of the U.S. holder’s modified adjusted gross income in the case of an individual, or adjusted gross income in the case of an estate or trust, in each case for the taxable year, over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income generally includes dividends and net gains from the disposition of the depositary shares or common shares issued upon conversion, unless such income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare Contribution Tax to its income and gains in respect of its investment in the depositary shares and common shares issued upon conversion.

Information Reporting and Backup Withholding. Information reporting will generally apply to non-corporate U.S. holders with respect to payments of dividends on the depositary shares or common shares issued upon conversion and to certain payments of proceeds on the sale or other disposition of the depositary shares or common shares issued upon conversion. Certain non-corporate U.S. holders may be subject to U.S. backup withholding (currently at a rate of 28%) on payments of dividends on the depositary shares or common shares issued upon conversion and certain payments of proceeds on the sale or other disposition of the depositary shares or common shares issued upon conversion unless the beneficial owner of the depositary shares or common shares issued upon conversion furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the IRS.

Non-U.S. Holders

Distributions. Distributions treated as dividends as described above under “— U.S. Holders — Distributions” (including any constructive dividends resulting from certain adjustments, or failure to make adjustments, to the conversion price of the depositary shares, as described above under “— U.S. Holders — Adjustment of Conversion Price in Respect of Depositary Shares”) paid to a non-U.S. holder of the depositary shares or common shares issued upon conversion will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

For purposes of obtaining a reduced rate of withholding under an income tax treaty or an exemption from withholding for dividends effectively connected to a U.S. trade or business, a non-U.S. holder will generally be required to provide a U.S. taxpayer identification number as well as certain information concerning the holder’s country of residence and entitlement to tax benefits. A non-U.S. holder can generally meet the certification requirements by providing a properly executed IRS Form W-8BEN (if the holder is claiming the benefits of an income tax treaty) or Form W-8ECI (if the dividends are effectively connected with a trade or business in the United States) or suitable substitute form.

Because a constructive dividend would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a holder, we may, at our option, set off any such payment against any cash, common shares or sales proceeds otherwise payable to the holder, to the extent permitted under applicable law.

Conversion of Depositary Shares. A holder’s conversion of the depositary shares into common shares will be treated in a manner similar to that described above under “— U.S. Holders — Conversion of Depositary Shares,” except that, to the extent a holder receives cash in lieu of a fractional common share, the cash will generally be treated as a payment in a taxable exchange for such fractional common share, and such deemed exchange will generally be subject to the rules described below under “— Non-U.S. Holders — Sale or Redemption.”

Sale or Redemption. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange, redemption (except as discussed below) or other disposition of the depositary shares or common shares issued upon conversion except for (i) certain non-resident alien individuals who are present in the United States for 183 or more days in the taxable year of the sale or disposition, (ii) gain that is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if a tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), and (iii) gain if we are or have been at any time throughout a prescribed testing period a “United States real property holding corporation” for U.S. federal income tax purposes.

Gain described in clause (i) above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States).

Unless an applicable income tax treaty provides otherwise, gain described in clause (ii) above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. Any such effectively connected gain received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Holders should consult any applicable income tax treaties that may provide for different rules.

We believe that we are not currently and have not been at any time during the prescribed testing period, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes.

A payment made to a non-U.S. holder in redemption of the depositary shares or common shares issued upon conversion may be treated as a distribution, rather than as a payment in exchange for such stock, in the circumstances discussed above under “— U.S. Holders — Sale or Redemption,” in which event such payment would be subject to tax as discussed above under “— U.S. Holders — Distributions” and “— Non-U.S. Holders — Distributions.” Prospective investors should consult their own tax advisors to determine the proper tax treatment of any payment received in redemption of the depositary shares or common shares issued upon conversion.

Information Reporting and Backup Withholding. Information returns will be filed with the IRS reporting payments of distributions on the depositary shares or common shares issued upon conversion and the amount of tax, if any, withheld with respect to those payments. Copies of information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty. Unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the depositary shares or common shares issued upon conversion and the non-U.S. holder may be subject to U.S. backup withholding on dividend payments on the depositary shares or common shares issued upon conversion or on the proceeds from a sale or other disposition of the depositary shares or common shares issued upon conversion. Satisfaction of the certification procedures required to claim a reduced rate of withholding under a treaty described above in the section titled “— Non-U.S. Holders — Distributions” will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of any procedure for obtaining an exemption from backup withholding under current Treasury regulations.

U.S. Federal Estate Tax. The depositary shares or common shares issued upon conversion held by an individual non-U.S. holder (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) will be treated as U.S. situs property subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Recent Legislation

The Foreign Account Tax Compliance Act, or FATCA, which was enacted in 2010, imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification requirements are satisfied.

On January 17, 2013, final regulations under FATCA were issued. As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, the depositary shares or common shares issued upon conversion if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is excepted under FATCA.

Under delayed effective dates, withholding would only be required (i) with respect to dividends paid on the depositary shares or common shares issued upon conversion beginning after June 30, 2014, and (ii) with respect to gross proceeds from the sale or other disposition of the depositary shares or common shares issued upon conversion that occurs on or after January 1, 2017. If withholding is required under FATCA on a payment related to the depositary shares or common shares issued upon conversion, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their own tax advisors regarding the possible implications of this legislation on their investment in the depositary shares and common shares issued upon conversion.

CERTAIN ERISA CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the depositary shares. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and any other plans that are subject to Section 4975 of the Code (also referred to herein as “Plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S or other laws (“Similar Laws”).

The acquisition or holding of depositary shares by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the depositary shares are acquired and held pursuant to an applicable exemption. The U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of depositary shares. These exemptions include PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of the depositary shares, provided that neither the issuer of the depositary shares nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction to the nonfiduciary service provider (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser or holder of depositary shares or any interest therein will be deemed to have represented by its purchase and holding of depositary shares offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the depositary shares on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase and holding of the depositary shares will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature, is not intended to be all inclusive, and is based on laws in effect on the date hereof. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing depositary shares on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of depositary shares have exclusive responsibility for ensuring that their purchase and holding of depositary shares do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any depositary shares to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by, or is appropriate for, any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

PLAN OF DISTRIBUTION

The depositary shares are being offered and sold in a best efforts underwritten offering. We are offering the depositary shares through a placement agent, Keefe, Bruyette & Woods, Inc. (“KBW”). KBW will enter into an agency agreement with us pursuant to which it will agree to act as our exclusive financial advisor and placement agent in connection with this offering.

Under the agency agreement, KBW will agree to use its bests efforts to arrange for the sale of the depositary shares in a syndicated offering, if necessary. KBW is not purchasing or selling any depositary shares, nor is it required to arrange for the purchase or sale of any specific number or dollar amount of the depositary shares in the offering.

Offering Priorities

We are offering the depositary shares for sale to the public in the following descending order of priority. The filling of all subscriptions that we receive will depend on the availability of depositary shares after satisfaction of all subscriptions of all persons having a higher priority in the offering and to the minimum, maximum and overall purchase limitations. The opportunity to subscribe for depositary shares in the offering is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.

Priority 1: Existing Shareholders. Each shareholder of First Citizens who is a beneficial owner of our common shares will be given the opportunity to purchase, subject to the overall purchase limitations, up to the lesser of (1) 160,000 depositary shares ($4,000,000), or (2) the amount of depositary shares, assuming conversion of such depositary shares into our common shares, whereby the purchaser’s total beneficial ownership of our common shares (including any common shares currently owned) would not exceed 5% of our outstanding common shares after the offering.

If there are not sufficient depositary shares available to satisfy all Priority 1 subscriptions, shares will first be allocated so as to permit each Priority 1 subscriber to purchase a number of depositary shares sufficient to make his or her total allocation equal to the lesser of (1) 4,000 depositary shares ($100,000) or (2) the number of depositary shares for which he or she subscribed. Thereafter, unallocated depositary shares will be allocated to each Priority 1 subscriber whose subscription remains unsatisfied in the proportion in which the aggregate number of shares as to which each such Priority 1 subscription remains unsatisfied bears to the aggregate number of shares as to which all such Priority 1 subscriptions remain unsatisfied.

Priority 2: Customers and Local Community. To the extent that depositary shares remain available for purchase after satisfaction of all subscriptions of Priority 1 subscribers, we may offer depositary shares to customers of Citizens and to residents of the local communities we serve. For purposes of Priority 2 qualification, “community” or “local community” is defined as the Ohio counties of Champaign, Crawford, Erie, Franklin, Huron, Logan, Madison, Ottawa, Richland, and Summit.

Priority 2 subscribers will be given the opportunity to purchase, subject to the overall purchase limitations, up to the lesser of (1) 160,000 depositary shares ($4,000,000), or (2) the amount of depositary shares, assuming conversion of such depositary shares into our common shares, whereby the purchaser’s beneficial ownership of our common shares would not exceed 5% of our outstanding common shares after the offering.

If there are not sufficient depositary shares available to satisfy all Priority 2 subscriptions, shares will first be allocated so as to permit each Priority 2 subscriber to purchase a number of depositary shares sufficient to make his or her total allocation equal to the lesser of (1) 4,000 depositary shares ($100,000) or (2) the number of depositary shares for which he or she subscribed. Thereafter, unallocated depositary shares will be allocated to each Priority 2 subscriber whose subscription remains unsatisfied in the proportion in which the aggregate number of shares as to which each such Priority 2 subscription remains unsatisfied bears to the aggregate number of shares as to which all such Priority 2 subscriptions remain unsatisfied.

The term “residing” or “resident” as used in this prospectus means any person who occupies a dwelling within the community. We may utilize deposit or loan records or other evidence available to us to decide whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

Syndicated Offering

To the extent that depositary shares remain available for purchase after satisfaction of all Priority 1 and Priority 2 subscriptions, we may offer depositary shares to interested investors without regard to the investor’s status as either an existing shareholder of First Citizens or customer of Citizens, and without regard to the investor’s place of residence in a syndicated offering in a manner that will achieve a widespread distribution of our depositary shares to the general public. If a syndicated offering is held, KBW will serve as sole placement agent and will assist us in selling our depositary shares on a best efforts basis. In such capacity, KBW may form a syndicate of other broker-dealers who are Financial Industry Regulatory Authority member firms. Neither KBW nor any registered broker-dealer will have any obligation to take or purchase any of the depositary shares sold in the syndicated offering.

In the syndicated offering, any person may purchase up the lesser of (1) 160,000 depositary shares ($4,000,000), or (2) the amount of depositary shares, assuming conversion of such depositary shares into our common shares, whereby the purchaser’s beneficial ownership of our common shares would not exceed 5% of our outstanding common shares after the offering. If there are not sufficient depositary shares available to satisfy all subscriptions received in the syndicated offering, shares will be allocated to each such subscriber whose subscription remains unsatisfied in the proportion in which the aggregate number of shares as to which each such syndicated offering subscription remains unsatisfied bears to the aggregate number of shares as to which all such syndicated offering subscriptions remain unsatisfied.

We retain the right to accept or reject in whole or in part any orders in the syndicated offering. The syndicated offering may begin concurrent with, during or after the commencement or termination of the shareholder and community offerings.

Orders in the syndicated offering will be submitted in substantially the same manner as utilized in the shareholder and community offerings. Payments in the syndicated offering, however, must be made in immediately available funds (bank checks, money orders, or wire transfers). Personal checks will not be accepted. If the closing of the offering does not occur for any reason, the funds will be promptly returned without interest.

Marketing and Distribution; Compensation

Offering materials have been initially distributed to certain persons by mail, with additional copies made available through our Offering Information Center.

We have engaged KBW to serve as a financial advisor and our exclusive placement agent in connection with the offering of our depositary shares. In its role as financial advisor and placement agent, KBW will:

•	provide advice on the financial and securities market implications of the offering;

•	assist in structuring our offering, including developing and assisting in implementing a marketing strategy for the offering;

•	review all offering documents, including this prospectus, order forms and related offering materials (although we are responsible for the preparation and filing of such documents);

•	assist us in analyzing proposals from outside vendors retained in connection with the offering, including printers, escrow agents, etc.;

•	assist us in the drafting and distribution of press releases as required or appropriate in connection with the offering;

•	assist us in preparing for and scheduling meetings with potential investors and broker-dealers, as necessary;

•	establish and manage an Offering Information Center during the offering period;

•	process order and certification forms and produce daily reports and analyses;

•	assist our transfer agent with the generation and mailing of statements of ownership;

•	meet with the Board of Directors and management to discuss any of these services; and

•	provide such other financial advisory and investment banking services in connection with the offering as may be agreed upon by KBW and us.

For these services, KBW will receive a fee equal to 3.5% of the aggregate dollar amount of depositary shares sold in the shareholder and customer/community offerings, if the offering is consummated.

As described above, if necessary, depositary shares not purchased in the shareholder and customer/community offerings may be offered for sale to the general public in a syndicated offering to be managed by KBW. In such capacity, KBW may form a syndicate of other broker-dealers. Neither KBW nor any registered broker-dealer will have any obligation to take or purchase any depositary shares in the syndicated offering; however, KBW has agreed to use its best efforts in the sale of depositary shares in any syndicated offering. If there is a syndicated offering, KBW will receive a fee not to exceed 5.5% of the aggregate dollar amount of the depositary shares sold in the syndicated offering. Of this amount, KBW will pass on to selected broker-dealers, if any, who assist in the syndicated community offering, an amount competitive with gross underwriting commissions charged at such time for comparable amounts of securities sold at a comparable price per share in a similar market environment.

The following table sets forth the fee payable to KBW as a percentage of the aggregate offering proceeds at the minimum and maximum of the offering, and the proceeds payable to us after payment of such fee, before expenses, which are expected to be approximately $0.55 million.

OFFERING SUMMARY Price: $25.00 per depositary share
	Minimum Offering	Maximum Offering
Public Offering Price	$20,000,000	$25,000,000
Placement Agent Fee in Shareholder and Customer/Community Offerings (1)	$525,000	$656,250
Placement Agent Fee in Syndicated Offering (1)	$275,000	$343,750
Proceeds to the Company (before expenses) (1)	$19,200,000	$24,000,000
Proceeds to us per depositary share, before expenses (1)	$24.00	$24.00

(1)	Represents fees payable to KBW equal to 3.5% of the aggregate dollar amount of depositary shares sold in the shareholder and customer/community offerings and 5.5% of the aggregate dollar amount of depositary shares sold in the syndicated offering, assuming that 75% of the depositary shares are sold in the shareholder and customer/community offerings and 25% of the depositary shares are sold in the syndicated offering.

We also will reimburse KBW for its reasonable out-of-pocket expenses incurred in connection with its engagement hereunder, regardless of whether the offering is consummated, including, without limitation, legal fees and expenses, marketing, syndication and travel expenses up to an anticipated aggregate maximum of $215,000.

If the offering is not consummated or if KBW’s engagement is terminated in accordance with the provisions of the agency agreement, KBW will only receive reimbursement of its reasonable out-of-pocket expenses, including legal fees and expenses paid to its counsel.

We have agreed to indemnify KBW and certain other persons against certain liabilities, including liabilities under the Securities Act, related to or arising out of its engagement as our financial advisor and placement agent and performance of services in connection therewith. We have also agreed to contribute to payments KBW may be required to make with respect to any such liabilities.

KBW has not prepared any report or opinion constituting a recommendation or advice to us or to persons who subscribe for depositary shares in the offering, nor has it prepared an opinion as to the fairness to us of the purchase price or the terms of the depositary shares to be sold in the offering. KBW expresses no opinion as to the prices at which depositary shares to be issued may trade.

Our directors and executive officers may participate in the solicitation of offers to purchase depositary shares. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other trained employees of First Citizens or its affiliates may assist in the offering in ministerial capacities, providing clerical work in effecting a sales transaction or answering questions of a ministerial nature. No offers or sales may be made by tellers or at the teller counters. Investment related questions of prospective purchasers will be directed to our executive officers or registered representatives of KBW. Our other employees have been instructed not to solicit offers to purchase depositary shares or provide advice regarding the purchase of depositary shares. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, and sales of depositary shares will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of the depositary shares. None of our officers, directors or employees will be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the depositary shares.

The offering will comply with the requirements of Rule 10b-9 under the Securities Exchange Act of 1934.

Prospectus Delivery

To ensure that each purchaser in the offering receives a prospectus at least 48 hours before the expiration of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, we may not mail a prospectus any later than five days prior to the expiration date or hand deliver a prospectus any later than two days prior to that date. We are not obligated to deliver a prospectus or order form by means other than U.S. Mail. Execution of an order form will confirm receipt of delivery of a prospectus in accordance with Rule 15c2-8. Order forms will be distributed only if preceded or accompanied by a prospectus.

Escrow Agreement

We have entered into an escrow agreement with U.S. Bank, National Association, pursuant to which the subscription funds received in the offering will be held in escrow until certain closing conditions have been met, including that we raise the minimum dollar amount of the depositary shares being offering hereby. We will not accept any subscription until at least a minimum of 800,000 of the depositary shares being offered have been sold. If we have not sold the minimum of 800,000 depositary shares by the expiration date of the offering or any extension thereof, we will terminate the offering and cancel all orders, and payment will be returned promptly to the subscribers, without interest. We have agreed to pay U.S. Bank, National Association, a fee of $5,000 for acting as escrow agent in connection with the offering. U.S. Bank, National Association, is acting only as an escrow agent in connection with the offering of securities described herein, and has not endorsed, recommended or guaranteed the purchase, value or repayment of such securities.

Lock-up Arrangements

The Company, and each of its directors and executive officers in their individual capacities, have agreed with the placement agent, subject to certain exceptions, not to dispose of or hedge any of our common shares or securities convertible into or exchangeable for our common shares beneficially owned by them during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus except with the prior written consent of KBW. This agreement does not apply to any of our existing employee benefit plans.

Selling Restrictions

Other than in the United States, no action has been taken by us or KBW or any other broker-dealer that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Relationship with Placement Agent

KBW and certain of its affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of its business, for which it has received and may continue to receive customary fees and commissions. In addition, from time to time, KBW may effect transactions for its own account or the account of customers, and hold on behalf of itself or its customers, long or short positions in our debt or equity securities.

Delivery of Depositary Shares

We will issue the depositary shares in book-entry or uncertificated form. Subject to certain limited exceptions, you will not receive a certificated security that is or represents your depositary shares. Instead, our depositary and transfer agent, Illinois Stock Transfer Company, will deliver written confirmation to purchasers of depositary shares in the offering.

LEGAL MATTERS

The validity of the securities offered by this prospectus and certain other legal matters will be passed upon for us by Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio. The placement agent is represented by Vedder Price P.C., Chicago, Illinois.

EXPERTS

Our consolidated financial statements as of December 31, 2012 and 2011 and for each of the years in the two-year period ended December 31, 2012 have been incorporated by reference in this prospectus in reliance upon the report of S.R. Snodgrass, A.C., registered independent public accountants, incorporated by reference herein and therein and upon the authority of said firm as experts in accounting and auditing.

Up to 1,000,000 Depositary Shares Each Representing a 1/40th Interest in a

6.50% Noncumulative Redeemable Convertible Perpetual Preferred Share, Series B

PROSPECTUS

Keefe, Bruyette & Woods

                             A Stifel Company

November 4, 2013